Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
by and between
ENCORE ACQUISITION COMPANY
and
DENBURY RESOURCES INC.
Executed on October 31, 2009

i

SCHEDULES

Schedule 3.1	Redfish Subsidiaries
Schedule 3.3	Capitalization
Schedule 3.5	No Violations; Consents
Schedule 3.6	Compliance
Schedule 3.8	Absence of Undisclosed Liabilities
Schedule 3.9	Absence of Certain Changes or Events
Schedule 3.10	Litigation
Schedule 3.11(b)	Redfish Plans
Schedule 3.11(e)	Redfish Compliance
Schedule 3.11(f)	Redfish Plans Including Securities
Schedule 3.11(g)	Redfish Post-Employment Welfare Benefits
Schedule 3.11(h)	Redfish Related Party Benefits
Schedule 3.11(i)	Redfish Plan Actions
Schedule 3.11(j)	Redfish Employee Compensation
Schedule 3.11(l)	Disallowance of Deductions
Schedule 3.13(a)	Redfish Oil and Gas Agreements
Schedule 3.13(j)	Redfish Preferential Rights
Schedule 3.13(k)	Redfish Tax Partnerships
Schedule 3.13(l)	Redfish Gas Balancing
Schedule 3.14(b)	Redfish IRS Proceedings
Schedule 3.14(c)	Redfish IRS Agreements
Schedule 3.14(g)	Redfish Tax Rulings
Schedule 3.14(i)	Redfish Parachute Payments
Schedule 3.14(j)	Redfish Changes in Accounting Methods
Schedule 3.14(k)	Redfish Reportable Transactions
Schedule 3.14(l)	Redfish Governmental Notifications
Schedule 3.14(p)	Transactions that Deferred Taxes
Schedule 3.15	Environmental Matters
Schedule 3.17	Derivative Transactions
Schedule 3.18	FERC Jurisdiction
Schedule 3.21	Transactions with Certain Persons
Schedule 3.22	Redfish Material Contracts
Schedule 4.1	Dorado Material Subsidiaries
Schedule 4.3	Capitalization
Schedule 4.5(a)	No Violations
Schedule 4.5(b)	Consents
Schedule 4.6	Compliance
Schedule 4.8	Absence of Undisclosed Liabilities
Schedule 4.9	Absence of Certain Changes in Accounting
Schedule 4.10	Litigation
Schedule 4.11(c)	Dorado Related Party Benefits
Schedule 4.11(d)	Dorado Actions
Schedule 4.11(f)	Dorado Disallowances

Schedule 4.13(a)	Dorado Oil and Gas Agreements
Schedule 4.13(j)	Dorado Preferential Rights
Schedule 4.13(k)	Dorado Tax Partnerships
Schedule 4.13(l)	Dorado Gas Balancing
Schedule 4.14(b)	Dorado IRS Proceedings
Schedule 4.14(c)	Dorado IRS Agreements
Schedule 4.14(g)	Dorado Tax Rulings
Schedule 4.14(i)	Dorado Changes in Accounting Methods
Schedule 4.14(j)	Dorado Reportable Transactions
Schedule 4.14(k)	Dorado Governmental Notifications
Schedule 4.15	Environmental Matters
Schedule 4.17	Hedging
Schedule 4.18	FERC Jurisdiction
Schedule 4.21	Transactions with Certain Persons
Schedule 4.22	Dorado Material Contracts
Schedule 5.1	Redfish Conduct of Business
Schedule 5.1(i)	Redfish Capital Expenditure Budget
Schedule 5.2	Dorado Conduct of Business
Schedule 6.4	D&O Premiums
Schedule 9.4(i)	Title Defects

v

SCHEDULE OF DEFINED TERMS

Defined Term	Location
2000 Stock Plan	Section 2.1(f)(i)
2008 Stock Plan	Section 2.1(f)(i)
Acceptable Confidentiality Agreement	Section 6.3(d)
Acquisition Agreement	Section 6.3(a)
Acquisition Proposal	Section 6.3(d)
Action	Section 3.11(i)
affiliate	Section 9.4(a)
Affiliate Transaction	Section 3.21
Agreement	Preamble
Alternate Financing	Section 6.11(c)
Available Cash Election Amount	Section 2.1(a)(ii)
beneficial owner	Section 9.4(b)
Bonus Plan Participant	Section 6.8(c)
Book Entry Shares	Section 2.1(b)(i)
business day	Section 9.4(c)
Cash Election Amount	Section 2.1(a)(ii)
Cash Election Share	Section 2.1(a)(ii)
Cash Fraction	Section 2.1(a)(ii)
Certificates	Section 2.1(c)
Certificate of Merger	Section 1.2
Change of Law	Section 9.4(d)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(j)
Commitment Letter	Section 4.27
Confidentiality Agreement	Section 6.2(c)
control	Section 9.4(e)
controlled by	Section 9.4(e)
Controlled Group Liability	Section 3.11(a)(i)
Converted Restricted Shares	Section 6.8(c)(ii)(B)
Determination Date	Section 8.3(c)(i)
Derivative Transactions	Section 3.17
DGCL	Section 1.1
Dissenting Shares	Section 2.4
Dissenting Stockholder	Section 2.4
Dorado	Preamble
Dorado Adverse Recommendation Change	Section 6.1(f)
Dorado Board of Directors	Section 4.4(d)
Dorado Common Stock	Section 2.1(a)(i)
Dorado Employees	Section 4.20
Dorado Financial Advisor	Section 4.23
Dorado Intellectual Property	Section 4.16(a)
Dorado Material Contracts	Section 4.22

Defined Term	Location
Dorado Material Adverse Effect	Section 9.4(h)
Dorado Material Subsidiaries	Section 4.1
Dorado Notice	Section 6.1(f)
Dorado Oil and Gas Agreements	Section 4.13(a)
Dorado Plans	Section 3.11(a)(iv)
Dorado Preferred Stock	Section 4.3(a)
Dorado Recommendation	Section 6.1(f)
Dorado Reserve Reports	Section 4.13(b)
Dorado SEC Reports	Section 4.7(a)
Dorado Share Value	Section 2.1(a)(i)
Dorado Stockholder Approval	Section 4.25
Dorado Stockholders	Section 4.4(d)
Dorado Stockholders Meeting	Section 6.1(f)
Dorado Subsidiaries	Section 4.1
Dorado Subsidiary	Section 4.1
Effective Time	Section 1.2
Electing Stockholder	Section 2.2(b)
Election Deadline	Section 2.1(b)(ii)
Election Form	Section 2.1(b)(i)
Election Form Record Date	Section 2.1(b)(i)
Employee Severance Protection Plan	Section 5.1(f)
Environmental Laws	Section 3.15(a)
ERISA	Section 3.11(a)(ii)
ERISA Affiliate	Section 3.11(a)(iii)
Exchange Act	Section 3.5(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(iii)
Expenses	Section 8.3(f)
FERC	Section 3.18
Financing	Section 6.11(a)
Financing Sources	Section 4.27
Financing Termination Fee	Section 8.3(c)(i)
Funds	Section 4.27
GAAP	Section 3.7(b)
good and defensible title	Section 3.13(a)
Governmental Authority	Section 9.4(f)
GP Interest	Section 3.3(b)
HSR Act	Section 3.5(b)
Hydrocarbons	Section 3.13(a)
Indemnified Parties	Section 6.4(b)
Indemnified Party	Section 6.4(b)
Intervening Event	Section 6.1(f)
IRS	Section 3.11(b)
Joint Proxy Statement	Section 3.12

Defined Term	Location
Letter of Transmittal	Section 2.2(b)
Mailing Date	Section 2.1(b)(i)
Merger	Recitals
Merger Consideration	Section 2.1(a)
Mixed Consideration Election Share	Section 2.1(a)(i)
Mixed Election Stock Exchange Ratio	Section 2.1(a)(i)
MLP	Section 3.3(b)
MLP General Partner	Section 3.3(b)
MLP SEC Reports	Section 3.7(a)
Multiple Employer Plan	Section 3.11(c)
National Securities Exchange	Section 9.4(g)
New Commitment Letter	Section 6.11(c)
NGA	Section 3.18
Non-Election Shares	Section 2.1(b)(ii)
NYSE	Section 2.1(a)(i)
Oil and Gas Properties	Section 3.13(a)
Option	Section 2.1(f)(i)
Outside Date	Section 8.1(b)(i)
Partnership Agreement	Section 3.3(b)
Per Share Cash Election Consideration	Section 2.1(a)(ii)
Per Share Mixed Consideration	Section 2.1(a)(i)
Per Share Mixed Election Cash Amount	Section 2.1(a)(i)
Per Share Stock Election Consideration	Section 2.1(a)(iii)
Permitted Encumbrances	Section 9.4(i)
person	Section 9.4(j)
Plans	Section 3.11(a)(iv)
Redfish	Preamble
Redfish 2009 Bonus Restricted Shares	Section 6.8(c)(ii)
Redfish 401(k) Plan	Section 3.11(b)
Redfish Adverse Recommendation Change	Section 6.3(b)
Redfish Board of Directors	Section 3.4(d)
Redfish Common Stock	Recitals
Redfish Employees	Section 3.20
Redfish Excluded Shares	Section 2.1(c)
Redfish Financial Advisor	Section 3.23
Redfish Intellectual Property	Section 3.16(a)
Redfish Material Adverse Effect	Section 9.4(k)
Redfish Material Contracts	Section 3.22(a)
Redfish Material Subsidiaries	Section 3.1
Redfish Notice	Section 6.3(b)
Redfish Oil and Gas Agreements	Section 3.13(a)
Redfish Plans	Section 3.11(a)(iv)
Redfish Preferred Stock	Section 3.3(a)
Redfish Recommendation	Section 6.1(e)
Redfish Reserve Reports	Section 3.13(b)

Defined Term	Location
Redfish Restricted Shares	Section 2.1(f)(ii)
Redfish Rights	Section 2.5
Redfish SEC Reports	Section 3.7(a)
Redfish Stockholder Approval	Section 3.27
Redfish Stockholders	Section 3.4(d)
Redfish Stockholders Meeting	Section 6.1(e)
Redfish Subsidiaries	Section 3.1
Redfish Subsidiary	Section 3.1
Redfish Subsidiary Shares	Section 2.1(c)
Registration Statement	Section 3.12
Requirement of Law	Section 9.4(l)
Returns	Section 3.14(a)
Rights Agreement	Section 2.5
Sarbanes-Oxley Act	Section 3.7(c)
SEC	Section 3.7(a)
Securities Act	Section 3.5(b)
Stock Election Share	Section 2.1(a)(iii)
subsidiaries	Section 9.4(m)
subsidiary	Section 9.4(m)
Superior Proposal	Section 6.3(d)
Surviving Entity	Section 1.1
Taxes	Section 3.14(p)
under common control with	Section 9.4(e)
WARN Act	Section 3.20

AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER, executed this 31st day of October, 2009 (this “Agreement”), is by and between Encore Acquisition Company, a Delaware corporation (“Redfish”), and Denbury Resources Inc., a Delaware corporation (“Dorado”).
RECITALS
          A. The respective boards of directors of Dorado and Redfish have each approved this Agreement and deem it advisable and in the best interests of their respective companies and equity holders to consummate the merger of Redfish with and into Dorado, with Dorado as the surviving entity (the “Merger”) upon the terms and subject to the conditions set forth herein.
          B. Pursuant to the Merger, each issued and outstanding share of common stock, par value $.01 per share, of Redfish (“Redfish Common Stock”), other than (i) the shares of Redfish Common Stock owned by Dorado or Redfish (or any of their respective direct or indirect wholly owned subsidiaries), (ii) Redfish 2009 Bonus Restricted Shares and (iii) the Dissenting Shares, will be converted into the right to receive the Merger Consideration, all as more fully described and provided for in this Agreement.
AGREEMENT
          In consideration of the mutual promises contained herein, the benefits to be derived by each party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Redfish and Dorado agree as follows:
ARTICLE I
THE MERGER
          Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, including Article VII hereof, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Redfish shall be merged with and into Dorado. As a result of the Merger, the separate corporate existence of Redfish shall cease, and Dorado shall continue as the surviving entity of the Merger (the “Surviving Entity”). The Merger shall have the effects specified herein and in the DGCL.
          Section 1.2 Effective Time; Closing. As promptly as practicable (but no later than one business day) after the satisfaction or, if permissible, waiver in accordance with Section 8.5 of the last to be satisfied or waived of the conditions set forth in Article VII (other than conditions that by their nature can be satisfied only at the Closing but subject to the satisfaction or waiver of those conditions), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as is required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or at such later time as shall be agreed upon by Dorado and Redfish and specified in the Certificate of Merger, being the “Effective Time”). Prior to but on the same day as such filing, a closing (the “Closing”) shall be held at the offices of Baker Botts L.L.P. at 910 Louisiana Street, Houston, Texas 77002-4995, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII. The date of the Closing is referred to herein as the “Closing Date.”
          Section 1.3 Governing Documents.
          (a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of Dorado in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Entity, until thereafter amended as provided therein and in accordance with applicable law.
          (b) Bylaws. At the Effective Time, the bylaws of Dorado in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Entity, until thereafter amended as provided therein and in accordance with applicable law and the terms of such bylaws.
          Section 1.4 Directors and Officers.
          (a) Directors. The directors of Dorado immediately prior to the Effective Time shall continue to be the directors of the Surviving Entity, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity.
          (b) Officers. The officers of Dorado immediately prior to the Effective Time shall continue to be the officers of the Surviving Entity, in each case until their respective successors are duly elected or appointed and qualified.
ARTICLE II
CONVERSION OF REDFISH COMMON STOCK
          Section 2.1 Equity Interests of Redfish and Dorado.
          (a) Merger Consideration. At the Effective Time, subject to the other provisions of this Agreement, each share of Redfish Common Stock issued and outstanding immediately prior to the Effective Time (including any Redfish Restricted Shares but excluding Redfish 2009 Bonus Restricted Shares, Redfish Excluded Shares and Redfish Subsidiary Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive the following consideration (collectively, the “Merger Consideration”), subject to adjustment in accordance with Section 2.3:
     (i) Each share of Redfish Common Stock (including Redfish Restricted Shares but excluding Redfish 2009 Bonus Restricted Shares) with respect to which an election to receive a combination of stock and cash has been effectively made and not revoked or lost pursuant to Section 2.1(b) (each, a “Mixed Consideration Election Share”) and each Non-Election Share shall be converted into the right to receive the combination (such combination, the “Per Share Mixed Consideration”) of (x) $15.00 in cash (the “Per

Share Mixed Election Cash Amount”) and (y) a number of validly issued, fully paid and non-assessable shares of common stock, par value $.001 per share (“Dorado Common Stock”) equal to the quotient (the “Mixed Election Stock Exchange Ratio”) determined by dividing $35.00 by the volume weighted average price of Dorado Common Stock for the period of twenty (20) consecutive trading days ending on the second full trading day prior to the Effective Time (the “Dorado Share Value”) and rounding to the nearest ten-thousandth of a share, for sales conducted regular way on the New York Stock Exchange (“NYSE”), as such volume weighted average price is calculated on the VAP screen on the Bloomberg Professional ™ Service and shown as VWAP for such period or, if not calculated thereby, another authoritative source; provided, that (x) if the Dorado Share Value is equal to or greater than $16.91, the Mixed Election Stock Exchange Ratio shall equal 2.0698, and (y) if the Dorado Share Value is equal to or less than $13.29, the Mixed Election Stock Exchange Ratio shall equal 2.6336.
     (ii) If the Available Cash Election Amount equals or exceeds the Cash Election Amount, then each share of Redfish Common Stock (including Redfish Restricted Shares but excluding Redfish 2009 Bonus Restricted Shares) with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 2.1(b) (each, a “Cash Election Share”) shall be converted into the right to receive $50.00 in cash without interest (the “Per Share Cash Election Consideration”). If (A) the product of the number of Cash Election Shares and the Per Share Cash Election Consideration (such product being the “Cash Election Amount”) exceeds (B) the product of (x) the Per Share Mixed Election Cash Amount and (y) the difference between (1) the total number of shares of Redfish Common Stock (including Redfish Restricted Shares but excluding Redfish 2009 Bonus Restricted Shares, Redfish Excluded Shares and Redfish Subsidiary Shares) issued and outstanding immediately prior to the Effective Time minus (2) the number of Mixed Consideration Election Shares (provided that Non-Election Shares shall be deemed to be Mixed Consideration Election Shares for purposes of this Section 2.1(a)(ii)) (such product being the “Available Cash Election Amount”), then each Cash Election Share shall be converted into a right to receive (1) an amount of cash (without interest) equal to the product of (p) the Per Share Cash Election Consideration and (q) a fraction, the numerator of which shall be the Available Cash Election Amount and the denominator of which shall be the Cash Election Amount (such fraction being the “Cash Fraction”) and (2) a number of validly issued, fully paid and non-assessable shares of Dorado Common Stock equal to the product of (r) the Exchange Ratio and (s) one minus the Cash Fraction.
     (iii) If the Cash Election Amount equals or exceeds the Available Cash Election Amount, then each share of Redfish Common Stock (including Redfish Restricted Shares but excluding Redfish 2009 Bonus Restricted Shares) with respect to which an election to receive stock consideration is properly made and not revoked or lost pursuant to Section 2.1(b) (each, a “Stock Election Share”) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of Dorado Common Stock (subject to adjustment in accordance with Section 2.3 and together with any cash in lieu of fractional shares of Dorado Common Stock to be paid pursuant to Section 2.2(e) (the “Per Share Stock Election Consideration”)), equal to the quotient (the “Exchange Ratio”) determined by dividing $50.00 by the Dorado Share Value and rounding to the nearest ten-thousandth of a share; provided, that (x) if the Dorado Share Value is equal to or greater than $16.91, the Exchange Ratio shall equal 2.9568, and (y) if the Dorado Share Value is equal to or less than $13.29, the Exchange Ratio shall equal 3.7622. If the Available Cash Election Amount exceeds the Cash Election Amount, then each Stock Election Share shall be converted into the right to receive (1) an amount of cash (without interest) equal to the amount of such excess divided by the number of Stock Election Shares and (2) a number of validly issued, fully paid and non-assessable shares of Dorado Common Stock equal to the product of (x) the Exchange Ratio and (y) a fraction, the numerator of which shall be the Per Share Cash Election Consideration minus the amount calculated in clause (1) of this paragraph and the denominator of which shall be the Per Share Cash Election Consideration.
          (b) Election Procedures.
     (i) Not less than thirty (30) days prior to the anticipated Effective Time, an election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Redfish Common Stock or non-certificated shares represented by book entry (“Book Entry Shares”) shall pass, only upon proper delivery of such Certificates or Book Entry Shares, respectively, to the Exchange Agent) in such form as Dorado shall specify and as shall be reasonably acceptable to Redfish (the “Election Form”) shall be mailed at such time as Redfish and Dorado may agree (the “Mailing Date”) to each holder of record of shares of Redfish Common Stock as of five (5) business days prior to the Mailing Date (the “Election Form Record Date”).
     (ii) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Redfish Excluded Shares or Redfish Subsidiary Shares, to specify (i) the number of shares of such holder’s Redfish Common Stock with respect to which such holder elects to receive the Per Share Mixed Consideration, (ii) the number of shares of such holder’s Redfish Common Stock with respect to which such holder elects to receive the Per Share Stock Election Consideration, (iii) the number of shares of such holder’s Redfish Common Stock with respect to which such holder elects to receive the Per Share Cash Election Consideration, or (iv) that such holder makes no election with respect to such holder’s Redfish Common Stock (“Non-Election Shares”). Any Redfish Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth (20th) day following the Mailing Date (or such other time and date as Redfish and Dorado shall agree) (the “Election Deadline”) (other than any shares of Redfish Common Stock that constitute Dissenting Shares as of such time) shall also be deemed to be Non-Election Shares.
     (iii) Dorado shall make available one or more Election Forms as may reasonably be requested from time to time by any persons who become holders (or beneficial owners) of Redfish Common Stock between the Election Form Record Date and the close of business on the business day prior to the Election Deadline, and Redfish shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.
     (iv) Any election shall have been properly made only if the Exchange Agent shall have received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only (i) if accompanied by one or more Certificates (or customary affidavits and, if required by Dorado or the Surviving Entity, the posting by such person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate) and/or (ii) upon receipt of an “agent’s message” by the Exchange Agent or such other evidence of transfer of Book Entry Shares to the Exchange Agent as the Exchange Agent may reasonably request, collectively representing all shares of Redfish Common Stock covered by such Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Redfish Common Stock represented by such Election Form shall become Non-Election Shares and Dorado shall cause the Certificates representing such shares of Redfish Common Stock or Book-Entry Shares to be promptly returned without charge to the person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of such shares of Redfish Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent, in consultation with Dorado and Redfish, shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Dorado, Redfish or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.
          (c) Cancellation of Shares (other than Redfish Excluded Shares and Redfish Subsidiary Shares). As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Redfish Common Stock (other than Redfish Excluded Shares and any Redfish Subsidiary Shares) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any shares of Redfish Common Stock (other than Redfish Excluded Shares and any Redfish Subsidiary Shares) (the “Certificates”) and each Book Entry Share shall thereafter represent only the right to receive the Merger Consideration with respect to the shares of Redfish Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c). For purposes of this Agreement, “Redfish Excluded Shares” shall mean (i) any shares of Redfish Common Stock held by Dorado, Redfish or any direct or indirect wholly owned subsidiary of Dorado, in each case except for any such shares held on behalf of third parties, and (ii) any Dissenting Shares. For purposes of this Agreement, “Redfish Subsidiary Shares” shall mean any shares of Redfish Common Stock held by any direct or indirect wholly owned subsidiary of Redfish except for any such shares held on behalf of third parties.
          (d) Cancellation of Redfish Excluded Shares and Redfish Subsidiary Shares. Each Redfish Excluded Share and each Redfish Subsidiary Share at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor, and no Dorado Common Stock or other consideration shall be delivered in exchange therefor, subject to the right of the holder of any Dissenting Shares to receive the payment to which reference is made in Section 2.4.
          (e) Dorado. At the Effective Time, each share of Dorado Common Stock issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Entity.
          (f) Employee Stock Options; Restricted Stock.
               (i) In accordance with the terms of Redfish’s 2000 Incentive Stock Plan (the “2000 Stock Plan”) or Redfish’s 2008 Incentive Stock Plan (the “2008 Stock Plan”), each holder of an option to purchase shares of Redfish Common Stock (in each case, an “Option”), shall have such Option that is then outstanding, whether or not exercisable or vested, converted into an obligation of the Surviving Entity to pay to the holder thereof, an amount in cash equal to the product of (i) the number of shares of Redfish Common Stock previously subject to such Option, whether or not then exercisable or vested, and (ii) the excess, if any, of (A) in the case of the 2000 Stock Plan, the “Change in Control Price,” as defined in the 2000 Stock Plan, or (B) in the case of the 2008 Stock Plan, the Per Share Cash Election Consideration, in either case, over the exercise price per share previously subject to such Option, without interest and reduced by any applicable withholding.
               (ii) Except as set forth in (iii) below with respect to Redfish 2009 Bonus Restricted Shares, subject to the terms and upon the conditions herein, as of the Effective Time, the restrictions on each Redfish Restricted Share granted and then outstanding under the 2000 Stock Plan or the 2008 Stock Plan shall, without any action on the part of the holder thereof, Redfish or Dorado, lapse, each such Redfish Restricted Share will be fully vested in each holder thereof at that time, and each such Redfish Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Redfish Common Stock not subject to any restrictions, except that upon that vesting the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity a sufficient number of shares of Redfish Common Stock equal in value to that obligation. Prior to the Effective Time, Redfish, the Redfish Board of Directors and the Compensation Committee of such board shall take all actions necessary under the 2000 Stock Plan, the 2008 Stock Plan, the award agreements thereunder and otherwise to effectuate this Section 2.1(f)(ii). For purposes of this Agreement, “Redfish Restricted Shares” shall mean shares of restricted Redfish Common Stock granted and awarded pursuant to the 2000 Stock Plan or the 2008 Stock Plan (excluding any such shares the restrictions on which have lapsed prior to the Effective Time and excluding Redfish 2009 Bonus Restricted Shares).
               (iii) Each Redfish 2009 Bonus Restricted Share shall be converted into Converted Restricted Shares in accordance with Section 6.8(c) of the Agreement. As of the Effective Time, Dorado shall assume the obligations of Redfish under the 2008 Stock Plan. Dorado shall cause the registration of the Converted Restricted Shares to become effective as part of a registration statement on Form S-8, or any successor or other appropriate forms, no later than the Effective Time, and shall maintain the effectiveness of such registration statement or registration statements, including the current status of any related prospectus, for so long as the Converted Restricted Shares remain outstanding. With respect to those individuals, if any, who subsequent to the Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Dorado shall use all reasonable efforts to administer or cause to be administered the 2008 Stock Plan in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the 2008 Stock Plan complied with such rule prior to the Effective Time.
               (iv) Redfish shall make arrangements reasonably satisfactory to Dorado to satisfy all employment and income tax withholding requirements with respect to each award under the 2000 Stock Plan and the 2008 Stock Plan that vests pursuant to this Section 2.1(f).
          Section 2.2 Exchange of Shares.
          (a) Exchange Fund. As of the Effective Time, Dorado shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to Redfish to act as exchange agent hereunder for the purpose of exchanging Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). Prior to the Effective Time, Dorado shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Redfish Common Stock, the number of shares of Dorado Common Stock that are issuable pursuant to Section 2.1 and an amount of cash representing the aggregate cash consideration payable pursuant to Section 2.1. Dorado shall deposit such shares of Dorado Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares. In addition, Dorado shall make available to the Exchange Agent from time to time as needed, cash sufficient to make payments for the cash consideration pursuant to Section 2.1, payments in lieu of fractional shares pursuant to Section 2.2(e) and any dividends and other distributions pursuant to Section 2.2(c). Any cash and shares of Dorado Common Stock deposited by Dorado with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”
          (b) Exchange Rules. Promptly after the Effective Time, Dorado shall cause the Exchange Agent to mail to each holder of record of one or more shares of Redfish Common

Stock as of the Effective Time (other than any holder which has previously and properly surrendered all of its Certificate(s) to the Exchange Agent in accordance with Section 2.1(b) (each, an “Electing Stockholder”)): (i) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the shares of Redfish Common Stock shall pass, only upon delivery of the corresponding Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, which letter shall be in customary form and have such other provisions as Dorado may reasonably specify, and (ii) instructions for effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of shares of Redfish Common Stock that have been converted into a right to receive the Merger Consideration, upon (i) with respect to any Electing Stockholder, completion of the calculations required by Section 2.1(a) or (ii) with respect to any holder that is not an Electing Stockholder, surrender of a Certificate or Book Entry Shares to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) one or more shares of Dorado Common Stock which shall be in uncertificated book-entry form unless a physical certificate is requested and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all shares of Redfish Common Stock then held by such holder) and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this Article II, consisting of the cash consideration pursuant to Section 2.1(a), cash in lieu of any fractional shares of Dorado Common Stock, as the case may be, pursuant to Section 2.2(e) and any dividends and other distributions pursuant to Section 2.2(c). No interest will be paid or will accrue on any cash payable pursuant to Section 2.1(a), Section 2.2(c) or Section 2.2(e). In the event of a transfer of ownership of Redfish Common Stock that is not registered in the transfer records of Redfish, one or more shares of Dorado Common Stock evidencing, in the aggregate, the proper number of shares of Dorado Common Stock and a check in the proper amount of any cash consideration pursuant to Section 2.1(a), cash in lieu of any fractional shares of Dorado Common Stock pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), may be issued with respect to such Redfish Common Stock, as the case may be, to such a transferee if the Certificate representing such shares of Redfish Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.
          (c) Distributions with Respect to Unexchanged Shares. All shares of Dorado Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made in respect of Dorado Common Stock shall be paid to the holder of any shares of Redfish Common Stock until the holder of such shares shall surrender such shares in accordance with this Article II. Subject to applicable law, following surrender of any such shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Dorado Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable in respect of such shares of Dorado Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Dorado Common Stock with a record date after the

Effective Time but on or prior to the date of such surrender and with a payment date subsequent to such surrender.
          (d) No Further Ownership Rights in Redfish Common Stock. All shares of Dorado Common Stock issued and cash paid upon conversion of shares of Redfish Common Stock in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Redfish Common Stock previously represented by such Certificates and/or Book Entry Shares.
          (e) No Fractional Shares of Dorado Common Stock.
     (i) No certificates or scrip or shares of Dorado Common Stock representing fractional shares of Dorado Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Dorado.
     (ii) Notwithstanding any other provision of this Agreement, each holder of shares of Redfish Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of Dorado Common Stock (after taking into account all Certificates and/or Book Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (A) such fractional part of a share of Dorado Common Stock multiplied by (B) the closing price for a share of Dorado Common Stock on the NYSE Composite Transactions Tape on the business day immediately preceding the Closing Date.
     (iii) As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Dorado, and Dorado shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.
          (f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates and/or Book Entry Shares as of the date six months after the Effective Time shall be delivered to Dorado or otherwise on the instruction of Dorado, and any holders of the Certificates and/or Book Entry Shares who have not theretofore complied with this Article II shall thereafter look only to Dorado for the Merger Consideration with respect to the shares of Redfish Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 2.1, cash in lieu of fractional shares of Dorado Common Stock to which such holders are entitled pursuant to Section 2.2(e) and any dividends or distributions with respect to shares of Dorado Common Stock to which such holders are entitled pursuant to Section 2.2(c). Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Redfish Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by applicable law, become the property of Dorado free and clear of any claims or interest of any person previously entitled thereto.
          (g) No Liability. None of Dorado, Redfish, the Surviving Entity, any affiliate of any of the foregoing or the Exchange Agent shall be liable to any person in respect of any Merger Consideration from the Exchange Fund delivered to a public official or Governmental Authority pursuant to any applicable abandoned property, escheat or similar law.
          (h) Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Dorado on a daily basis; provided that no such gain or loss thereon shall affect the amounts payable to the stockholders of Redfish pursuant to this Article II and that if at any time prior to the termination of the Exchange Fund pursuant to Section 2.2(f), the amount of cash included in the Exchange Fund is reduced below the amount necessary to pay the cash component of any unpaid Merger Consideration, any cash in lieu of fractional shares of Dorado Common Stock payable pursuant to Section 2.2(e), and dividends and distributions payable pursuant to Section 2.2(c), Dorado shall promptly deposit additional cash into the Exchange Fund sufficient to rectify this deficiency. Any interest and other income resulting from such investments shall be paid promptly to Dorado.
          (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Dorado, the posting by such person of a bond in such reasonable amount as Dorado may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of Dorado Common Stock to which the holder is entitled pursuant to Section 2.2(e) and any dividends and distributions with respect to shares of Dorado Common Stock to which the holder is entitled pursuant to Section 2.2(c), in each case with respect to the shares of Redfish Common Stock formerly represented by such lost, stolen or destroyed Certificate.
          (j) Withholding Rights. Each of the Exchange Agent and the Surviving Entity shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Redfish Common Stock, Redfish Restricted Shares or any other equity rights in Redfish such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder, or any provision of applicable law and shall further be entitled to sell Dorado Common Stock otherwise payable pursuant to this Agreement to satisfy any such withholding requirement (which Dorado Common Stock will be valued with respect to such withholding at the average of the high and low trading prices of Dorado Common Stock on the NYSE on the day of such sale). To the extent that amounts are so withheld by the Exchange Agent or Dorado, as the case may be, and paid over to the applicable Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

          (k) Further Assurances. After the Effective Time, the officers and directors of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of Redfish, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Redfish, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.
          (l) Stock Transfer Books. The stock transfer books of Redfish shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Redfish Common Stock thereafter on the records of Redfish. At or after the Effective Time, any Certificates or Book Entry Shares presented to the Exchange Agent or Dorado for any reason shall represent the right to receive the Merger Consideration with respect to the shares of Redfish Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Dorado Common Stock to which the holders thereof are entitled to pursuant to Section 2.2(e)) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c).
          Section 2.3 Certain Adjustments. If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Dorado Common Stock or Redfish Common Stock shall have been changed by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration, the Per Share Mixed Election Cash Amount, the Mixed Election Stock Exchange Ratio, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Redfish Common Stock consideration having the same economic effect as was contemplated by this Agreement prior to such event.
          Section 2.4 Appraisal Rights. No holder of Dissenting Shares (a “Dissenting Stockholder”) shall be entitled to any Merger Consideration, cash in lieu of fractional shares of Dorado Common Stock pursuant to Section 2.2(e), or dividends or other distributions pursuant to Section 2.2(c) in respect of such Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. If any person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to Section 2.1(a). Redfish shall give Dorado (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable law received by Redfish relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. Redfish shall not, except with the prior written consent of Dorado, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands. For purposes of this Agreement, “Dissenting Shares” means shares of Redfish Common Stock as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL.
          Section 2.5 Associated Rights. References in this Agreement to Redfish Common Stock shall include, unless the context requires otherwise, the associated rights (the “Redfish Rights”) distributed to the holders of Redfish Common Stock pursuant to the Rights Agreement, dated as of October 28, 2008, between Redfish and Mellon Investor Services LLC, as rights agent, as amended to date (the “Rights Agreement”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF REDFISH
          Redfish hereby represents and warrants to Dorado that, (i) except as otherwise set forth in Redfish’s Schedules to this Agreement (it being agreed that disclosure of any item in any section of Redfish’s Schedules shall also be deemed to be disclosed with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent) or (ii) other than with respect to Sections 3.1, 3.2, 3.3, 3.4, 3.7(a), 3.7(b) or 3.9(a), except as reasonably apparent from the Redfish SEC Reports or the MLP SEC Reports filed with the SEC on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures set forth in any section of a Redfish SEC Report or MLP SEC Report entitled “Risk Factor” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking in nature):
          Section 3.1 Organization and Qualification; Subsidiaries. Each of Redfish and each subsidiary of Redfish (each, a “Redfish Subsidiary,” and collectively, the “Redfish Subsidiaries”) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or entity power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Redfish Material Adverse Effect. Redfish and each Redfish Subsidiary is duly qualified or licensed as a foreign corporation, limited liability company or limited partnership to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Redfish Material Adverse Effect. A true and complete list of all the Redfish Subsidiaries as of the date of this Agreement, together with the jurisdiction of incorporation or formation of each Redfish Subsidiary and the percentage of the outstanding capital stock or other equity interest of each Redfish Subsidiary owned by Redfish and each other Redfish Subsidiary as of such date, is set forth in Schedule 3.1. Except as set forth in Schedule 3.1, as of the date of this Agreement, Redfish does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, other than indirect equity and similar interests held for investment which are not, individually or in the aggregate, material to Redfish. The term “Redfish Material Subsidiaries” means those subsidiaries indicated as material on Schedule 3.1. Except for the Redfish Material Subsidiaries, no Redfish Subsidiary is material to the business, operations or financial condition of Redfish or has any material assets or liabilities.
          Section 3.2 Organizational Documents . Redfish has heretofore furnished to Dorado a complete and correct copy of the charter and the bylaws or equivalent organizational documents, each as amended to date, of Redfish and each Redfish Material Subsidiary. Such charter and bylaws or equivalent organizational documents are in full force and effect. Neither Redfish nor any Redfish Material Subsidiary is in violation of any provision of its charter, bylaws or equivalent organizational documents.
          Section 3.3 Capitalization.
          (a) The authorized capital stock of Redfish consists of 144,000,000 shares of Redfish Common Stock and 5,000,000 shares of Preferred Stock, par value $.01 per share (“Redfish Preferred Stock”), of which 1,440,000 shares have been designated Series A Junior Participating Preferred Stock and reserved for issuance upon exercise of Redfish Rights distributed to the holders of Redfish Common Stock pursuant to the Rights Agreement. As of October 30, 2009, (i) 55,541,823 shares of Redfish Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) no shares of Redfish Common Stock were held in treasury, and (iii) 3,905,522 shares of Redfish Common Stock were reserved for issuance pursuant to Options. As of the date hereof, no shares of Redfish Preferred Stock are issued and outstanding. Since October 30, 2009 to the date of this Agreement, Redfish has not issued any shares of capital stock or granted any options covering shares of capital stock, except in connection with the exercise of Options issued and outstanding on October 30, 2009. Except as set forth in this Section 3.3 or in Schedule 3.3, and except for the Redfish Rights, there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating Redfish or any Redfish Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Redfish or any Redfish Subsidiary. All shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive rights. Except as set forth in Schedule 3.3, there are no outstanding contractual obligations of Redfish or any Redfish Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Redfish or any Redfish Subsidiary except in connection with the exercise of Options issued and outstanding on October 30, 2009 or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Redfish Subsidiary or any other person. Except as set forth in Schedule 3.3, all of the outstanding capital stock of, or other ownership interests in, each Redfish Subsidiary is owned by Redfish, directly or indirectly, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Redfish’s or such other Redfish Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. Subject to the foregoing, the consummation of the transactions contemplated by this Agreement will not effect or result in any change in the ownership of Redfish or of any Redfish Subsidiary except as expressly contemplated by this Agreement.

          (b) Redfish, or a wholly owned Redfish Subsidiary, owns all the outstanding membership interests in Redfish Energy Partners GP LLC, a Delaware limited liability company (the “MLP General Partner”). The MLP General Partner is the sole general partner of Redfish Energy Partners LP, a Delaware limited partnership (the “MLP”), and, as of the date of this Agreement, holds 504,851 general partner units in the MLP (the “GP Interest”). The GP Interest has been duly authorized and validly issued in accordance with the terms of the Second Amended and Restated Agreement of Limited Partnership of the MLP (as so amended and restated, the “Partnership Agreement”), and the MLP General Partner owns the GP Interest free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever. As of October 30, 2009, (i) Redfish owned, directly or indirectly, 20,924,055 Common Units (as defined in the Partnership Agreement), and (ii) 45,285,347 Common Units were outstanding, all of which are duly authorized by the Partnership Agreement, were validly issued to or acquired by Redfish or a wholly owned Redfish Subsidiary, and are fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303 and 17-607 of the Delaware Revised Uniform Limited Partnership Act).
          Section 3.4 Authority; Due Authorization; Binding Agreement; Approval.
          (a) Redfish has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement, subject, with respect to the Merger, to the Redfish Stockholder Approval under the DGCL.
          (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of Redfish (other than, with respect to the Merger, the Redfish Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL).
          (c) This Agreement has been duly executed and delivered by Redfish and, assuming the due authorization, execution and delivery hereof by Dorado, constitutes a legal, valid and binding obligation of Redfish enforceable against Redfish in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (d) The board of directors of Redfish (the “Redfish Board of Directors”), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger), and (iii) resolved (subject to Section 6.3) to recommend the adoption of this Agreement by the stockholders of Redfish (the “Redfish Stockholders”), all of which determinations, approvals and resolutions have not been rescinded, modified or withdrawn as of the date hereof.
          Section 3.5 No Violation; Consents.

          (a) Except as set forth in Schedule 3.5, the consummation of the transactions contemplated hereby will not violate, conflict with or result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, result in a right of termination or acceleration under, require any offer to purchase or any prepayment of any debt or result in the creation of any lien, security interest or encumbrance upon any of the properties, or assets of Redfish or any of the Redfish Subsidiaries under any of the terms, conditions or provisions of (i) any provision of the governing documents of Redfish or any Redfish Subsidiary, (ii) any provision of any contract or agreement or any bank loan, indenture or credit agreement, in each case to which Redfish or any Redfish Subsidiary is a party, (iii) assuming the governmental filings, approvals, consents and authorizations referred to in Section 3.5(b) are duly and timely made or obtained and that the Redfish Stockholder Approval in accordance with the DGCL is duly obtained, any applicable law, ordinance, rule or regulation of any Governmental Authority or (iv) any applicable order, writ, judgment or decree of any court or other competent authority, other than, in the case of (ii), (iii) and (iv) above, for such violations, defaults or other occurrences which do not, individually or in the aggregate, have a Redfish Material Adverse Effect.
          (b) Except for (i) any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (ii) the filing and recordation of appropriate merger documents as required by the DGCL or applicable law of other states in which Redfish is qualified to do business, (iii) the applicable requirements of (A) the Securities Act of 1933 (including the rules and regulations thereunder, the “Securities Act”), the Securities Exchange Act of 1934 (including the rules and regulations thereunder, the “Exchange Act”) and any other applicable U.S. state or federal securities laws, and (B) the NYSE, (iv) any governmental authorizations, consents, approvals or filings necessary for transfers of permits and licenses or made in connection with the transfer of interests in or the change of control of ownership in oil and natural gas properties and (v) such other authorizations, consents, approvals or filings the failure of which to obtain or make would not, individually or in the aggregate, have a Redfish Material Adverse Effect or prevent or materially delay consummation of the Merger, or otherwise prevent Redfish or any Redfish Subsidiary from performing its obligations under this Agreement, no authorization, consent or approval of or filing with any Governmental Authority is required to be obtained or made by Redfish or any Redfish Subsidiary for the execution and delivery by Redfish of this Agreement or the consummation by Redfish of the Merger. No authorization, consent or approval of any nongovernmental third party is required to be obtained by Redfish or any Redfish Subsidiary for the execution and delivery by Redfish of this Agreement or the consummation by Redfish of the Merger, except as set forth in Schedule 3.5 or where failure to obtain such authorizations, consents or approvals would not prevent or materially delay the consummation of the Merger, or otherwise prevent Redfish from performing its obligations under this Agreement, and would not, individually or in the aggregate, have a Redfish Material Adverse Effect.
          Section 3.6 Compliance.
          (a) Except with respect to employee benefit matters, Tax matters and Environmental Laws, which are addressed exclusively in Sections 3.11, 3.14 and 3.15, respectively, or as set forth in Schedule 3.6, neither Redfish nor any Redfish Subsidiary is in conflict with, or in default or violation of any applicable law, rule, regulation, order, judgment or decree of any Governmental Authority having jurisdiction over it, except for any such conflicts, defaults or violations that do not, individually or in the aggregate, have a Redfish Material Adverse Effect.
          (b) None of Redfish, any Redfish Subsidiary or, to the knowledge of Redfish, any director, officer, agent or employee acting on behalf of Redfish or any Redfish Subsidiary (i) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (ii) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of any of the foregoing; or (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of Redfish’s or the Redfish Subsidiaries’ businesses. None of Redfish, any Redfish Subsidiary or, to the knowledge of Redfish, any director, officer, agent or employee of Redfish or any Redfish Subsidiary has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons. Redfish has no knowledge that any payment made to a person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.
          Section 3.7 SEC Filings; Financial Statements; Sarbanes-Oxley; Internal Accounting Controls; Disclosure Controls and Procedures.
          (a) Redfish has filed all forms, reports and documents required to be filed by it with the United States Securities and Exchange Commission (“SEC”) since January 1, 2007 (collectively, the “Redfish SEC Reports”). The Redfish SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act, or the Exchange Act, as the case may be, and none of the Redfish SEC Reports, as of the date it was filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The MLP has filed all forms, reports and documents required to be filed by it with the SEC since September 10, 2007 (collectively, the “MLP SEC Reports”). The MLP SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the MLP SEC Reports, as of the date it was filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Other than the MLP, no Redfish Subsidiary is currently required to file any form, report or other document with the SEC under Section 12 or 15(d) of the Exchange Act.
          (b) The historical consolidated financial statements (including any notes thereto) contained in the Redfish SEC Reports were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with quarterly reports on Form 10-Q do not contain all GAAP notes to such financial statements) and each fairly presented, in all material respects, the consolidated financial position, results of operations, and changes in stockholders’ equity and cash flows of Redfish and the consolidated Redfish Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments). The historical consolidated financial statements (including any notes thereto) contained in the MLP SEC Reports were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with quarterly reports on Form 10-Q do not contain all GAAP notes to such financial statements) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in partners’ equity and cash flows of the MLP and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
          (c) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Redfish SEC Reports, the chief executive officer and chief financial officer of Redfish have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct. With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the MLP SEC Reports, the chief executive officer and chief financial officer of the MLP General Partner have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are complete and correct.
          (d) Redfish and the MLP maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Redfish are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Redfish in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of Redfish as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Redfish required under the Exchange Act with respect to such reports. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of the MLP are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the MLP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the MLP General Partner as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the MLP General Partner required under the Exchange Act with respect to such reports.

          Section 3.8 Absence of Undisclosed Liabilities. Except as set forth in Schedule 3.8, the Redfish SEC Reports or the MLP SEC Reports, neither Redfish nor any of the Redfish Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the consolidated financial statements included in the Redfish SEC Reports or the MLP SEC Reports or reflected in the notes thereto or (ii) which were incurred in the ordinary course of business, (b) liabilities, obligations or contingencies which (i) would not, individually or in the aggregate, have a Redfish Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities, obligations and contingencies which are of a nature not required to be reflected in the consolidated financial statements (including the notes thereto) of Redfish and the Redfish Subsidiaries.
          Section 3.9 Absence of Certain Changes or Events.
          (a) Since December 31, 2008, there has not been any change or event that has had, individually or in the aggregate, a Redfish Material Adverse Effect.
          (b) Except as set forth in Schedule 3.9, from December 31, 2008 until the date of this Agreement, other than regular quarterly distributions of the MLP declared, set aside or paid in the ordinary course of business or as contemplated by this Agreement, Redfish and the Redfish Subsidiaries have conducted their respective businesses only in the ordinary course and there has not been any (a) change by Redfish in its accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of Redfish and the Redfish Subsidiaries, except insofar as may have been required by GAAP, or (b) declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Redfish or any redemption, purchase or other acquisition of any of its securities, except in connection with outstanding Options.
          Section 3.10 Litigation. Except with respect to employee benefit matters, Tax matters and Environmental Laws, which are addressed exclusively in Sections 3.11, 3.14 and 3.15, respectively, or as set forth on Schedule 3.10, there is no (a) action, administrative proceeding, lawsuit or governmental inquiry directed against Redfish or any Redfish Subsidiary pending and publicly filed, or, to the knowledge of Redfish, threatened, except for such matters as would not, individually or in the aggregate, have a Redfish Material Adverse Effect, (b) action, administrative proceeding, lawsuit or governmental inquiry pending and publicly filed or, to the knowledge of Redfish, threatened against Redfish or any Redfish Subsidiary that is reasonably likely to materially hinder or impede the consummation of the transactions contemplated hereby, or (c) judgment or settlement obligation outstanding that is directed specifically against Redfish or the Redfish Subsidiaries that would have the effect referred to in clause (b).
          Section 3.11 Employee Benefit Plans.
          (a) For purposes of Section 3.11 and Section 4.11, the following terms have the definitions given below:

               (i) “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA (as defined below), (B) under Section 302 of ERISA, (C) under Sections 412 and 4971 of the Code, (D) resulting from a violation of the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or the group health plan requirements of Sections 9801 et seq. of the Code and Section 701 et seq. of ERISA, and (E) under corresponding or similar provisions of foreign laws or regulations.
               (ii) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations issued thereunder.
               (iii) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
               (iv) “Plans” means all employee benefit plans, programs and other arrangements providing benefits to any employee or former employee in respect of services provided to Redfish or any of the Redfish Subsidiaries or Dorado or any of the Dorado Subsidiaries, as applicable, or ERISA Affiliates or to any beneficiary or dependent thereof, and whether covering one individual or more than one individual, sponsored or maintained by Redfish or any of the Redfish Subsidiaries or Dorado or any of the Dorado Subsidiaries, as applicable, or ERISA Affiliates or to which Redfish or any of the Redfish Subsidiaries or Dorado or any of the Dorado Subsidiaries, as applicable, or ERISA Affiliates contributes or is obligated to contribute or could have any liability. Without limiting the generality of the foregoing, the term “Plans” includes compensation and benefit arrangements (whether or not subject to ERISA) or payroll practices, including, without limitation, any defined benefit or defined contribution pension plan, profit sharing plan, stock ownership plan, deferred compensation agreement or arrangement, vacation pay, sickness, disability or death benefit plan (whether provided through insurance, on a funded or unfunded basis or otherwise), employee stock option or stock purchase plan, bonus or incentive plan or program, long-term incentive programs in the form of restricted stock grants and stock option grants, severance pay plan, agreement, practice, arrangement or policy (including statutory severance and termination indemnity plans), employment agreement, retention pay, consulting or other compensation agreements, medical insurance including medical, dental, vision, and prescription coverage, life and accidental death and dismemberment insurance, tuition aid reimbursement, relocation assistance, expatriate benefits, retiree medical and life insurance maintained by Redfish or any of the Redfish Subsidiaries or Dorado or any of the Dorado Subsidiaries, as applicable, or ERISA Affiliates or to which Redfish or any of the Redfish Subsidiaries or Dorado or any of the Dorado Subsidiaries, as applicable, or ERISA Affiliates has contributed or is obligated to contribute or under which it has any liability and each other employee benefit plan, program or arrangement, including each “employee benefit plan” (within the meaning of Section 3(3) of ERISA). The term “Redfish Plans” means any Plans of Redfish or the Redfish Subsidiaries, and the term “Dorado Plans” means any Plans of Dorado or the Dorado Subsidiaries.
          (b) Schedule 3.11(b) lists all Redfish Plans. With respect to each Redfish Plan, Redfish has made available to Dorado a true, correct and complete copy of the following

(where applicable): (i) each writing constituting a part of such Redfish Plan, including, without limitation, all plan documents (including amendments), benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the three most recent Annual Reports (Form 5500 Series) and all accompanying schedules, if any; (iii) the current summary plan description, if any; (iv) the most recent annual financial report, if any; (v) the two most recent actuarial valuations for any defined benefit pension plans; (vi) any notices to or other communications with any governmental agency, commission or regulatory body relative to any Redfish Plan in the past five years; and (vii) the most recent opinion and determination letters from the Internal Revenue Service (“IRS”), if any, with respect to any tax qualified or tax exempt Redfish Plan and/or trust or other funding instrument. Except as specifically provided in the foregoing documents provided to Dorado or as set forth on Schedule 3.11(b), there are no amendments to any Redfish Plan that have been adopted or approved, nor has Redfish or any of the Redfish Subsidiaries or ERISA Affiliates undertaken to make any such amendments or to adopt or approve any new Redfish Plan. Redfish maintains only one “employee pension plan,” as defined in Section 3(2) of ERISA, which is a defined contribution plan intended to be qualified pursuant to Section 401(a) and 501(a) of the Code, and to be a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Redfish 401(k) Plan”). The Redfish 401(k) Plan is maintained on a nonstandardized prototype plan document, the underlying form of which has received a favorable opinion letter from the IRS, has been timely amended as required to reflect changes in applicable law and, to the knowledge of Redfish as of the date hereof, nothing has occurred with respect to the operation of the Redfish 401(k) Plan that would cause the loss of such tax qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code. No stock or other security issued by Redfish or any Redfish Subsidiary forms or has formed a material part of the assets of any Redfish Plan.
          (c) Neither Redfish nor any of the Redfish Subsidiaries or ERISA Affiliates maintains or contributes to any plan that is (i) covered by Title IV of ERISA, (ii) subject to the minimum funding requirements of Section 412 of the Code, (iii) a “Multiemployer Plan” as defined in Section 3(37) of ERISA, (iv) a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) (a “Multiple Employer Plan”), or subject to Section 4063 or 4064 of ERISA, or (v) funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9), nor has Redfish or any of the Redfish Subsidiaries or any of their respective ERISA Affiliates, at any time within six years before the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. There does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any material Controlled Group Liability that would be a liability of Redfish or any of the Redfish Subsidiaries or any of their respective ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Redfish nor any of the Redfish Subsidiaries or ERISA Affiliates has engaged in any transaction described in Section 4069 or that constitutes a withdrawal under Section 4201 et seq. of ERISA.
          (d) All contributions required to be made by Redfish or any of the Redfish Subsidiaries or ERISA Affiliates to any Redfish Plan by applicable laws or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Redfish Plan, for any period through the date hereof have been timely made or paid in full and through the Closing Date will be timely made or paid in full.

          (e) Except as set forth on Schedule 3.11(e), Redfish and the Redfish Subsidiaries and their respective ERISA Affiliates have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations (including any applicable local laws) applicable to the Redfish Plans. Each Redfish Plan has been operated in material compliance with its terms and has been maintained, in all material respects, in compliance will all provisions of ERISA, the Code and other applicable laws. Except as would not have a Redfish Material Adverse Effect, there is not now, and there are no existing circumstances that could reasonably be expected to give rise to, any requirement for the posting of security with respect to a Redfish Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Redfish or any of the Redfish Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar applicable laws of foreign jurisdictions. Except as would not have a Redfish Material Adverse Effect, neither Redfish nor any of the Redfish Subsidiaries or their respective ERISA Affiliates, nor any “party in interest” or “disqualified person” with respect to any Redfish Plan, has engaged in any nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.
          (f) Schedule 3.11(f) sets forth a list of each Redfish Plan that has assets (or provides benefits) that include securities issued by Redfish, any of the Redfish Subsidiaries or any of their respective ERISA Affiliates.
          (g) Except as set forth on Schedule 3.11(g), except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither Redfish nor any of the Redfish Subsidiaries has any material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. To the knowledge of Redfish, there has been no communication to employees of Redfish or the Redfish Subsidiaries that could reasonably be expected or interpreted to promise or guarantee such employees retiree health or life insurance benefits or other retiree death benefits on a permanent basis.
          (h) Except as set forth on Schedule 3.11(h), neither this Agreement nor the transactions contemplated by this Agreement will result in any forgiveness of indebtedness or obligation to fund benefits with respect to any employee, director, independent contractor, consultant or officer of Redfish or any Redfish Subsidiary, or result in any restriction on the right to merge, amend or terminate any Redfish Plan, or result in any new or increased contribution required to be made to any of the Redfish Plans.
          (i) Except as disclosed in Schedule 3.11(i), there is no pending, or, to the knowledge of Redfish, threatened, suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation (an “Action”) (other than claims for benefits in the ordinary course) that have been asserted or instituted against any Redfish Plan, any fiduciaries thereof with respect to their duties to any Redfish Plan or the assets of any of the trusts under any Redfish Plan that could reasonably be expected to result in any material liability of Redfish or any of the Redfish Subsidiaries to any person, the Pension Benefit Guaranty Corporation, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan, or to comparable entities or Redfish Plans under applicable laws of jurisdictions outside the United States.

          (j) Schedule 3.11(j) sets forth the names of all directors and Section 16 officers of Redfish, the total salary and bonus each will be eligible to receive in the current Redfish fiscal year, and any changes to the foregoing that will occur as a matter of entitlement subsequent to such fiscal year end. Schedule 3.11(j) also sets forth the liability of Redfish and the Redfish Subsidiaries for deferred compensation under any deferred compensation plan, excess plan or similar arrangement (other than pursuant to Redfish Plans) to each such director, officer and employee and to all other employees as a group, together with the value, as of the date specified thereon, of the assets (if any) set aside in any grantor trust(s) to fund such liabilities. Except as disclosed in Schedule 3.11(j), there are no other material forms of compensation paid to any such director, officer or employee of Redfish.
          (k) No Redfish Plan is subject to the laws of any jurisdiction outside of the United States.
          (l) Except as set forth on Schedule 3.11(l), no disallowance of a deduction under Section 162(m) of the Code for employee reimbursement of any amount paid or payable by Redfish or any of the Redfish Subsidiaries has occurred or is reasonably expected to occur. All Redfish Plans that are subject to Section 409A of the Code are in material compliance with the requirements of such Code Section and regulations thereunder.
          Section 3.12 Information Supplied. The information to be supplied in writing by Redfish for inclusion in the registration statement on Form S-4 pursuant to which shares of Dorado Common Stock issued in the Merger will be registered under the Securities Act (the “Registration Statement”) will not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied in writing by Redfish for inclusion in the proxy statement/prospectus to be sent to the Redfish Stockholders relating to the Redfish Stockholders Meeting and the proxy statement to be sent to the Dorado Stockholders relating to the Dorado Stockholders Meeting (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will not, at the time the Joint Proxy Statement is first published, sent or given to Redfish Stockholders and Dorado Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Redfish Stockholders Meeting or at the time of the Dorado Stockholders Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Redfish Stockholders Meeting or the Dorado Stockholders Meeting that shall have become false or misleading in any material respect.
          Section 3.13 Properties, Oil and Gas Matters.
          (a) For purposes of this Agreement, “Oil and Gas Properties” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.
          For purposes of this Agreement, “Redfish Oil and Gas Agreements” means the following types of agreements or contracts to which Redfish or any of the Redfish Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting Redfish or any of the Redfish Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area. Set forth in Schedule 3.13 is a list of all Redfish Oil and Gas Agreements that contain restrictions on Redfish’s or any of the Redfish Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area that would reasonably be expected to have a Redfish Material Adverse Effect.
          For the purposes of this Agreement, “good and defensible title” means title that (i) entitles Redfish or Dorado, as the case may be (or their respective subsidiaries) to receive a percentage of the hydrocarbons produced, saved and marketed from the respective oil, gas and mineral lease, unit or well throughout the duration of the productive life of such lease, unit or well, which is not less than the “net revenue interest” shown on the Redfish Reserve Reports or the Dorado Reserve Report, as the case may be, for such lease, unit or well, except for decreases in connection with those operations in which Redfish or Dorado (or their respective subsidiaries), as applicable, may be or hereafter become a non-consenting co-owner; (ii) obligates Redfish or Dorado (or their respective subsidiaries), as the case may be, to bear a percentage of the costs and expenses associated with the ownership, operation, maintenance and repair of any oil, gas and mineral lease, unit or well which is not greater than the “working interest” shown on the Redfish Reserve Reports or the Dorado Reserve Report, as the case may be, with respect to such lease, unit or well, without increase throughout the life of such lease, unit or well other than (x) increases accompanied by at least a proportionate increase in the net revenue interest, (y) increases reflected in the Redfish Reserve Reports or the Dorado Reserve Report, as applicable, and (z) increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements that are accompanied by at least a proportionate increase in the net revenue interest.

          (b) Redfish has furnished to Dorado separate reserve reports prepared by Miller and Lents, Ltd. containing estimates of the oil and gas reserves that are owned by Redfish and the Redfish Subsidiaries (other than the MLP) and that are owned by the MLP and its subsidiaries, both as of December 31, 2008 (the “Redfish Reserve Reports”). The factual, non-interpretive data relating to the Oil and Gas Properties of Redfish and the Redfish Subsidiaries (other than the MLP) and relating to the Oil and Gas Properties of the MLP on which the Redfish Reserve Reports were based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of Redfish, were accurate in all material respects at the time such data was provided to the reserve engineers. With respect to the proved reserves reflected in the Redfish Reserve Reports, the Redfish Reserve Reports conform in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Redfish Reserve Reports that would reasonably be expected to have a Redfish Material Adverse Effect.
          (c) All major items of operating equipment owned or leased by Redfish or the Redfish Subsidiaries are in a state of repair so as to be adequate for reasonably prudent operations in the areas in which they are operated, except as would not, individually or in the aggregate, have a Redfish Material Adverse Effect.
          (d) Except for goods and other property sold, used or otherwise disposed of since the dates of the Redfish Reserve Reports in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in the Redfish SEC Reports, as of the date hereof, Redfish and the Redfish Subsidiaries own or have valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of its Oil and Gas Properties in the manner in which such properties were operated as of the date hereof.
          (e) Except for property sold or otherwise disposed of since the dates of the respective Redfish Reserve Reports in the ordinary course of business or reflected as having been sold or otherwise disposed of in the Redfish SEC Reports, Redfish and the Redfish Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Redfish Reserve Reports, in each case relating to the interests referred to therein as of the date of each such report, and in each case as attributable to interests owned by Redfish and the Redfish Subsidiaries, free and clear of any liens, except: (a) liens reflected in the Redfish Reserve Reports or in the Redfish SEC Reports filed prior to the date of this Agreement, (b) Permitted Encumbrances, and (c) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as would not, individually or in the aggregate, have a Redfish Material Adverse Effect.
          (f) Except as would not have a Redfish Material Adverse Effect, all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Redfish and the Redfish Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason.
          (g) The Redfish Oil and Gas Agreements affecting any real or personal property given value in the Redfish Reserve Reports, including the Oil and Gas Properties, are in good standing, valid and effective, and the rentals due by Redfish or any of the Redfish

Subsidiaries to any lessor of any such oil and gas leases have been properly paid, except in each case as would not, individually or in the aggregate, have a Redfish Material Adverse Effect. Redfish and the Redfish Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by Redfish and the Redfish Subsidiaries with respect to their Oil and Gas Properties, except for any nonpayments that individually or in the aggregate has not had, and would not be reasonably likely to have a Redfish Material Adverse Effect.
          (h) Except as would not have a Redfish Material Adverse Effect, all Oil and Gas Properties operated by Redfish or the Redfish Subsidiaries have been operated in all material respects in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and applicable law.
          (i) Neither Redfish nor any of the Redfish Subsidiaries has produced Hydrocarbons from its Oil and Gas Properties in excess of regulatory allowables or other applicable legal limits on production that could reasonably be expected to result in curtailment of production from any such property, except any such excess production which, individually or in the aggregate, would not have a Redfish Material Adverse Effect.
          (j) Except as set forth in Schedule 3.13(j), none of the material Oil and Gas Properties of Redfish or of any of the Redfish Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.
          (k) Except as set forth in Schedule 3.13(k), none of the Oil and Gas Properties of Redfish or of any of the Redfish Subsidiaries are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
          (l) Neither Redfish nor any of the Redfish Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, Redfish-wide basis, Redfish is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements, except as set forth in Schedule 3.13(l).
          Section 3.14 Taxes.
          (a) (i) Each of Redfish, the Redfish Subsidiaries and any affiliated, combined or unitary group of which any such entity is or was a member has timely (taking into account any extensions) filed all returns, declarations, reports, estimates, information returns and statements (“Returns”) required to be filed in respect of any Tax that is imposed by the United States, has filed all state and local Returns in respect of a Tax that is material, and has timely paid all Taxes that are shown by such Returns to be due and payable, and (ii) each of Redfish and the Redfish Subsidiaries has established reserves that are adequate in the aggregate for the payment of all Taxes not yet due and payable with respect to the results of operations of Redfish and the Redfish Subsidiaries through the date of this Agreement, and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, except in each case where the failure to file such Returns or pay such Tax or the failure to comply in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes that would not have a Redfish Material Adverse Effect.
          (b) Except as set forth in Schedule 3.14(b), no federal income Tax Return of Redfish or the Redfish Subsidiaries is currently subject to examination by the IRS. Except as set forth in Schedule 3.14(b), no federal, state or local income or franchise tax audit or other administrative proceeding or court proceeding is presently pending with regard to any material amount of Tax for which Redfish or any of the Redfish Subsidiaries would be liable, and no material deficiency which has not yet been paid for any such Tax has been proposed, asserted or assessed against Redfish or any of the Redfish Subsidiaries with respect to any period. Schedule 3.14(b) sets forth the last taxable period through which the federal income Tax Returns of Redfish and the Redfish Subsidiaries have been examined by the IRS or otherwise closed.
          (c) Except as set forth in Schedule 3.14(c), neither Redfish nor any of the Redfish Subsidiaries has executed or entered into (or prior to the close of business on the Closing Date will execute or enter into) with the IRS or any taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessment or collection of any Tax for which Redfish or any of the Redfish Subsidiaries would be liable or (ii) a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income tax law that relates to Redfish or any of the Redfish Subsidiaries.
          (d) Neither Redfish nor any of the Redfish Subsidiaries is a party to, is bound by or has any obligation under any tax sharing agreement or similar agreement or arrangement other than any such agreement or arrangement all the other parties to which are directly or indirectly wholly owned by Redfish.
          (e) Redfish has not been a “distributing corporation” and is not a “controlled corporation,” in either case, with respect to a distribution that was purported or intended to be governed by Section 355 of the Code and that occurred after the date that is two years before the date of this Agreement and will not be a “distributing corporation” with respect to a distribution that is to occur hereafter and that is part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code, of which the Merger is a part.
          (f) Neither Redfish nor any of the Redfish Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.
          (g) Except as set forth in Schedule 3.14(g), neither Redfish nor any of the Redfish Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement, or similar ruling, memorandum or agreement with any taxing authority.
          (h) Neither Redfish nor any of the Redfish Subsidiaries has been a member of any “affiliated group” (as defined in Section 1504(a) of the Code) or has been included in any “consolidated” “unitary” or “combined” Tax Return (other than returns that include only Redfish and the Redfish Subsidiaries) provided for under any laws of the United States, any foreign jurisdiction, or any state or locality and none of Redfish nor any of the Redfish Subsidiaries has any liability for the Taxes of any person (other than Redfish or any of the Redfish Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provisions under any state, local or foreign law, or as a successor or a transferee.
          (i) Except as set forth in Schedule 3.14(i), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of Redfish or any of the Redfish Subsidiaries (either alone or in conjunction with any other event). Without limiting the generality of the foregoing, except as set forth in Schedule 3.14(i), no amount paid or payable by Redfish or any Redfish Subsidiaries in connection with the transactions contemplated by this Agreement, either solely as a result thereof or as a result of the transactions contemplated by this Agreement in conjunction with any other events, will be a “parachute payment” within the meaning of Section 280G of the Code. and neither Redfish nor any of the Redfish Subsidiaries is a party to any contract that will have continuing effect after the Closing Date that under certain circumstances could require any payment (or be deemed to give rise to any payment) that would be a “parachute payment.” Redfish has provided to Dorado its current good faith estimate of the maximum aggregate amount of any such parachute payments. Except as set forth in Schedule 3.14(i), neither Redfish nor any of the Redfish Subsidiaries is a party to, or otherwise obligated under, any contract, plan or arrangement that provides for the gross-up of Taxes imposed by Section 4999 of the Code.
          (j) Except as set forth in Schedule 3.14(j), neither Redfish nor any of the Redfish Subsidiaries has made or agreed to make, and is not required to make, any change in method of accounting previously used by it in any Tax Return filed by Redfish or any of the Redfish Subsidiaries which change in method would require Redfish or any of the Redfish Subsidiaries to make an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision) on any Tax Return for any taxable period for which Redfish or any of the Redfish Subsidiaries has not yet filed a Tax Return; and neither is there any application pending with any Governmental Authority requesting permission for Redfish or any of the Redfish Subsidiaries to make any change in any accounting method, nor has Redfish or any of the Redfish Subsidiaries received any notice that a Governmental Authority proposes to require a change in method of accounting used in any Tax Return which has been filed by Redfish or any of the Redfish Subsidiaries.
          (k) Except as set forth in Schedule 3.14(k), neither Redfish nor any of the Redfish Subsidiaries has been a beneficiary or has otherwise participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) that was, is, or to the knowledge of Redfish will ever be required to be disclosed under Treasury Regulation Section 1.6011-4. No Tax Return filed by or on behalf of Redfish or any of the Redfish Subsidiaries has contained a disclosure statement under Section 6662 of the Code (or any similar legal requirement).
          (l) Except as set forth in Schedule 3.14(l), neither Redfish nor any of the Redfish Subsidiaries has received written notification from a Governmental Authority in a jurisdiction where Redfish or the Redfish Subsidiaries do not file Tax Returns that any of them are or may be subject to taxation by that jurisdiction. Neither Redfish nor any of the Redfish Subsidiaries has commenced activities in any jurisdiction which would reasonably be expected to require Redfish or any of the Redfish Subsidiaries to make an initial filing of any Tax Return with respect to Taxes imposed by a Governmental Authority that it had not previously been required to file in the immediately preceding taxable period.
          (m) The MLP is a publicly traded partnership for United States federal income tax purposes and for each taxable year, more than 90% of the gross income for federal income tax purposes of the MLP has been and will be income from (i) the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or the marketing of any mineral or natural resource (including fertilizer, geothermal energy, and timber), industrial source carbon dioxide, or the transportation or storage of certain fuels or biodiesel fuels; or (ii) other items of income as to which counsel has opined or will opine are “qualifying income” within the meaning of Section 7704(d) of the Code. The MLP has been characterized at all times since its inception as a partnership and not as a corporation for federal income tax purposes.
          (n) In the current taxable year, through the date of this Agreement, there has been no material change in the MLP’s composition of gross income for federal income tax purposes.
          (o) All of the transactions that Redfish and the Redfish Subsidiaries have accounted for as hedges under SFAS 133 have also been treated as hedging transactions for federal income tax purposes pursuant to Treasury Regulation 1.1221-2 and have been properly identified as such under Treasury Regulation 1.1221-2(f).
          (p) Except as set forth in Schedule 3.14(p), neither Redfish nor any of Redfish Subsidiaries has taken any action not in accordance with past practice that would have the effect of deferring Tax from a period (or portion thereof) ending on or before the Effective Time to a period (or portion thereof) beginning after the Effective Time. Except as set forth in Schedule 3.14(p), neither Redfish nor any of Redfish Subsidiaries has deferred income or Tax liability arising out of any transaction, except to the extent adequately reserved for, including without limitation, any (i) intercompany transaction (as defined in Treasury Regulation Section 1.1502-13), (ii) the disposal of any property in a transaction accounted for under the installment method pursuant to Section 453 of the Code, (iii) use of the long-term contract method of accounting or (iv) receipt of any prepaid amount on or before the Effective Time. Neither Redfish nor any of Redfish Subsidiaries has filed any consent or entered into any agreement under Section 341(f) of the Code with respect to any of its assets.
          (q) For purposes of this Agreement, “Taxes” shall mean all federal, state, local and other taxes, charges, fees, levies, imposts, duties, licenses or other assessments, together with any interest, penalties, additions to tax or additional amounts imposed by any taxing authority in respect of a Tax.
          Section 3.15 Environmental Matters. Except as set forth in Schedule 3.15:

          (a) Each of Redfish and the Redfish Subsidiaries and their respective properties is in compliance with all applicable federal, state and local laws (including common law), ordinances, rules and regulations relating to the environment including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601, et seq., the Resource Conservation and Recovery Act of 1976, 42 U.S.C. § 6901, et seq., the Clean Air Act, 42 U.S.C. § 7401, et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., the Oil Pollution Act of 1990, 33 U.S.C.§ 2701, et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629, and the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq., in each case, as amended and the regulations promulgated pursuant thereto and as each is in effect on the date of this Agreement (collectively, the “Environmental Laws”), except for such instances of noncompliance that, individually or in the aggregate, would not have a Redfish Material Adverse Effect.
          (b) Each of Redfish and the Redfish Subsidiaries has obtained all material permits, licenses, franchise authorities, consents and approvals, made all material filings and maintained all material data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all applicable Environmental Laws, and all such permits, licenses, franchises, authorities, consents, approvals and filings remain in full force and effect, except for such matters that, individually or in the aggregate, would not have a Redfish Material Adverse Effect.
          (c) There are no pending or, to the knowledge of Redfish, threatened claims, demands, actions, administrative proceedings, lawsuits or investigations against Redfish or any of the Redfish Subsidiaries or affecting any of their respective properties under any Environmental Laws that, individually or in the aggregate, would have a Redfish Material Adverse Effect.
          (d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Redfish makes no representation in this Agreement regarding any compliance or failure to comply with, or any actual or contingent liability under, or claims, demands, actions, proceedings, lawsuits or investigations with respect to any Environmental Law, except as set forth in this Section 3.15.
          Section 3.16 Redfish Intellectual Property. Except as would not have a Redfish Material Adverse Effect:
          (a) Redfish and the Redfish Subsidiaries own, or are licensed to use, all patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications), trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights (collectively, “Redfish Intellectual Property”) used in and necessary for the conduct of their business as it is currently conducted.
          (b) To the knowledge of Redfish, the use of Redfish Intellectual Property by Redfish and the Redfish Subsidiaries does not infringe on or otherwise violate the rights of any third party, and is in accordance in all material respects with the applicable license pursuant to which Redfish or the Redfish Subsidiaries acquired the right to use such Redfish Intellectual Property.
          (c) To the knowledge of Redfish, no third party is challenging, infringing on or otherwise violating any right of Redfish or the Redfish Subsidiaries in the Redfish Intellectual Property.
          (d) Neither Redfish nor any of the Redfish Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any material Redfish Intellectual Property used in and necessary for the conduct of Redfish’s business as it is currently conducted.
          Section 3.17 Derivative Transactions and Hedging. Schedule 3.17 contains a complete and correct list as of October 30, 2009 of all outstanding commodity or financial hedging positions entered into by Redfish or any of the Redfish Subsidiaries or for the account of any of its customers as of the date of this Agreement pursuant to which such party has outstanding rights or obligations (“Derivative Transactions”). All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Redfish and the Redfish Subsidiaries, and were, and will be, entered into with counterparties believed at the time and currently to be financially responsible. Redfish and each of the Redfish Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Redfish, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions thereof by any party thereunder, except as would not have a Redfish Material Adverse Effect.
          Section 3.18 FERC Jurisdiction. Except as set forth in Schedule 3.18, any gas gathering system constituting a part of the properties of Redfish or the Redfish Subsidiaries and material to the operations of Redfish and the Redfish Subsidiaries considered as a single enterprise has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted by the Federal Energy Regulatory Commission (“FERC”) under Section 1(b) of the Natural Gas Act of 1938 (“NGA”); none of the properties has been or is certificated by the FERC under Section 7(c) of the NGA or to the knowledge of Redfish is now subject to FERC jurisdiction under the NGA; and none of the properties has been or is providing service pursuant to Section 311 of the Natural Gas Policy Act of 1978.
          Section 3.19 Insurance. Each of Redfish and the Redfish Subsidiaries maintain insurance with financially responsible insurers in such amounts with such deductibles and covering such risks and losses as are in accordance with normal industry practice for companies engaged in similar businesses. Copies of all material insurance policies maintained by Redfish and the Redfish Subsidiaries and all material financial agreements between insurance companies, on the one hand, and Redfish and any of the Redfish Subsidiaries, on the other hand, have been made available to Dorado. Except as would not have a Redfish Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereunder have been paid and none of Redfish or any of the Redfish Subsidiaries is in material default thereunder. Neither Redfish nor any of the Redfish Subsidiaries has received any written or, to the knowledge of Redfish, oral notice of cancellation or termination with respect to any such insurance policy of Redfish or any of the Redfish Subsidiaries. To the knowledge of Redfish, there is no material claim pending under any such policy as to which coverage has been denied or disputed.
          Section 3.20 Labor Matters. Except for such matters that would not have, individually or in the aggregate, a Redfish Material Adverse Effect, neither Redfish nor any of the Redfish Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Redfish or any of the Redfish Subsidiaries and, to the knowledge of Redfish, no such investigation is in progress. Except for such matters that would not have, individually or in the aggregate, a Redfish Material Adverse Effect, (i) there are no (and there have not been during the two year period preceding the date hereof) strikes or lockouts with respect to any employees of Redfish or any of the Redfish Subsidiaries (the “Redfish Employees”), (ii) to the knowledge of Redfish, there is no (and there has not been during the two year period preceding the date hereof) union organizing effort pending or threatened against Redfish or any of the Redfish Subsidiaries, (iii) there is no (and there has not been during the two year period preceding the date hereof) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Redfish, threatened against Redfish or any of the Redfish Subsidiaries, (iv) there is no (and there has not been during the two year period preceding the date hereof) slowdown or work stoppage in effect or, to the knowledge of Redfish, threatened with respect to Redfish Employees, and (v) Redfish and the Redfish Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and unfair labor practices. Neither Redfish nor any of the Redfish Subsidiaries has any liabilities under the Worker Adjustment and Retraining Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local law as a result of any action taken by Redfish that would have, individually or in the aggregate, a Redfish Material Adverse Effect. Neither Redfish nor any of the Redfish Subsidiaries is a party to any collective bargaining agreement. Except as would not have, individually or in the aggregate, a Redfish Material Adverse Effect, all individuals that have been or that are classified by Redfish as independent contractors have been and are correctly so classified, and none of such individuals could reasonably be classified as an employee of Redfish.
          Section 3.21 Transactions with Certain Persons. Except as disclosed in the Redfish SEC Reports or the MLP SEC Reports or as set forth in Schedule 3.21, neither Redfish nor any of the Redfish Subsidiaries is a party to any contract, agreement or arrangement (other than ordinary course directors’ compensation and indemnification arrangements or pursuant to any Redfish Plan) with any director or officer of Redfish or of the MLP General Partner, the value of which exceeds $120,000 (each, an “Affiliate Transaction”).
          Section 3.22 Material Contracts.
          (a) As of the date of this Agreement, except for (i) this Agreement, (ii) Redfish Plans, (iii) contracts filed as an exhibit to or incorporated by reference in a Redfish SEC

Report or MLP SEC Report filed prior to the date hereof, (iv) contracts related to properties or operations that have been, or are under contract to be, purchased or sold or otherwise disposed of or are in the process of being purchased or sold or otherwise disposed of to the extent such sales and/or dispositions have been disclosed in Redfish SEC Reports or MLP SEC Reports, or (v) as otherwise set forth on Schedule 3.22, neither Redfish nor any of the Redfish Subsidiaries is a party to or bound by any contract (whether written or oral) that is:
               (i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
               (ii) a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than those between Redfish and the Redfish Subsidiaries) relating to indebtedness in an amount in excess of $15 million individually;
               (iii) a contract, lease or license (including any seismic license agreement) (x) pursuant to which Redfish or any of the Redfish Subsidiaries paid amounts in excess of $15 million individually within the 12 month period prior to the date of this Agreement or (y) that is material to Redfish and the Redfish Subsidiaries taken as a whole;
               (iv) a contract that purports to limit materially the right of Redfish or any of its affiliates to engage or compete in any line of business in which Redfish or the Redfish Subsidiaries is engaged or to compete with any person or operate in any location;
               (v) a contract that creates a partnership or joint venture or similar arrangement with respect to any significant portion of the business of Redfish and the Redfish Subsidiaries taken as a whole; or
               (vi) a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority involving future performance by Redfish or any of the Redfish Subsidiaries that is material to Redfish and the Redfish Subsidiaries taken as a whole.
     All contracts of the type described in this Section 3.22(a) together with the contracts for the sale of Hydrocarbons produced from any of Redfish’s or the Redfish Subsidiaries’ properties described in the Redfish Reserve Reports that are not terminable on 60 days’ notice and are set forth on Schedule 3.22, are referred to herein as the “Redfish Material Contracts.”
          (b) Other than as a result of the expiration or termination of any Redfish Material Contract in accordance with its terms and except as would not have, either individually or in the aggregate, a Redfish Material Adverse Effect, (i) each Redfish Material Contract is valid and binding on Redfish and any of the Redfish Subsidiaries that is a party thereto, as applicable, and is valid and binding on the other party or parties thereto, and in full force and effect, (ii) Redfish and each of the Redfish Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Redfish Material Contract, and (iii) neither Redfish nor any of the Redfish Subsidiaries has knowledge of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Redfish or of any of the Redfish Subsidiaries or of any other party under any such Redfish Material Contract.
          Section 3.23 Opinion of Financial Advisor. Barclays Capital Inc. (the “Redfish Financial Advisor”) has delivered to the Redfish Board of Directors its written opinion dated the date hereof to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by Redfish Stockholders pursuant to the Merger is fair to such stockholders from a financial point of view. An executed copy of the opinion has been or will promptly be made available to Dorado.
          Section 3.24 Brokers. No broker, finder or investment banker (other than the Redfish Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Redfish.
          Section 3.25 State Takeover Laws. Section 203 of the DGCL does not apply to this Agreement or the transactions contemplated hereby.
          Section 3.26 Rights Agreement. The Redfish Board of Directors, at a meeting duly called and held, has approved, for purposes of the Rights Agreement, the Merger and the acquisition by Dorado of the shares of Redfish Common Stock pursuant to the Merger. Without limiting the generality of the foregoing, Redfish has taken all necessary action so that (x) neither the execution and delivery of this Agreement nor the consummation of the Merger or the other transactions contemplated hereby will (i) cause the rights granted under the Rights Agreement to become exercisable, (ii) cause Dorado or any affiliate of Dorado to become an “Acquiring Person” (as defined in the Rights Agreement) or (iii) give rise to a “Distribution Date” (as defined in the Rights Agreement) or other triggering event under the Rights Agreement and (y) the rights granted under the Rights Agreement will terminate not later than immediately prior to the Effective Time.
          Section 3.27 Required Redfish Stockholder Vote. The affirmative vote of a majority of the then outstanding shares of Redfish Common Stock, voting as a single class, is the only vote of any class or series of Redfish capital stock that is required by applicable law to adopt and approve this Agreement and the transactions contemplated hereby, including the Merger (such vote, the “Redfish Stockholder Approval”).
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF DORADO
          Dorado hereby represents and warrants to Redfish that, (i) except as otherwise set forth in Dorado’s Schedules to this Agreement (it being agreed that disclosure of any item in any section of Dorado’s Schedules shall also be deemed to be disclosed with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent) or (ii) other than with respect to Sections 4.1, 4.2, 4.3, 4.4, 4.7(a), 4.7(b) or 4.9(a), except as reasonably apparent from the Dorado SEC Reports filed with the SEC on or after January 1, 2009 and prior to the date of this Agreement (excluding any disclosures set forth in any section of a Dorado

SEC Report entitled “Risk Factor” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking in nature):
          Section 4.1 Corporate Organization. Each of Dorado and each subsidiary of Dorado (each a “Dorado Subsidiary” and collectively the “Dorado Subsidiaries”) has been duly organized and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be, and has the requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Dorado Material Adverse Effect. The term “Dorado Material Subsidiaries” means those subsidiaries indicated as material on Schedule 4.1. Except for the Dorado Material Subsidiaries, no Dorado Subsidiary is material to the business, operations or financial condition of Dorado or has any material assets or liabilities.
          Section 4.2 Organizational Documents. Dorado has heretofore furnished to Redfish a complete and correct copy of the charter and the bylaws or equivalent organizational documents, each as amended to date, of Dorado and each Dorado Material Subsidiary. Such charter and bylaws or equivalent organizational documents are in full force and effect. Neither Dorado nor any Dorado Material Subsidiary is in violation of any provision of its charter, bylaws or equivalent organizational documents.
          Section 4.3 Capitalization.
          (a) The authorized capital stock of Dorado consists of 600,000,000 shares of Dorado Common Stock and 25,000,000 shares of Preferred Stock, par value $.001 per share (“Dorado Preferred Stock”). As of October 30, 2009, (i) 249,822,674 shares of Dorado Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, (ii) 282,461 shares of Dorado Common Stock were held in treasury, (iii) 6,223,969 shares of Dorado Common Stock were reserved for future issuance pursuant to stock options granted pursuant to Dorado’s 2004 Omnibus Stock and Incentive Plan, and (iv) 4,597,144 shares of Dorado Common Stock were reserved for issuance pursuant to stock options granted under Dorado’s 1995 Stock Option Plan. As of the date hereof, no shares of Dorado Preferred Stock are issued and outstanding. Since October 30, 2009 to the date of this Agreement, except with respect to employees hired since October 30, 2009, Dorado has not issued any shares of capital stock or granted any options covering shares of capital stock, except in connection with the exercise of options covering shares of Dorado Common Stock issued and outstanding on October 30, 2009. Except as set forth in this Section 4.3 or in Schedule 4.3, there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating Dorado or any Dorado Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Dorado or any Dorado Subsidiary. All shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable and will not be subject to any preemptive rights. Except as set forth in Schedule 4.3, there are no outstanding contractual obligations of Dorado or any Dorado Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of Dorado or any Dorado Subsidiary except in connection with the exercise of options issued and outstanding on the date hereof, and options to be granted to Dorado employees after the date hereof as part of Dorado’s annual incentive compensation program consistent with past practices or to provide funds to, or make any investment, (in the form of a loan, capital contribution or otherwise) in, any Dorado Subsidiary or any other person. Except as set forth in Schedule 4.3, all of the outstanding capital stock of, or other ownership interests in, each Dorado Subsidiary is owned by Dorado, directly or indirectly, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on Dorado’s or such other Dorado Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever, Subject to the foregoing, there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating Dorado or any Dorado Material Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, Dorado or any Dorado Material Subsidiary, and consummation of the transactions contemplated by this Agreement will not effect or result in any change in the ownership of Dorado or of any Dorado Subsidiary except as expressly contemplated by this Agreement.
          (b) Dorado has sufficient authorized and unissued shares of Dorado Common Stock to consummate the Merger.
          Section 4.4 Authority; Due Authorization; Binding Agreement; Approval.
          (a) Dorado has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement, subject, with respect to the Merger, to the Redfish Stockholder Approval under the DGCL.
          (b) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including the Merger) have been duly and validly authorized by all requisite corporate or similar action on the part of Dorado (other than, with respect to the Merger, the Dorado Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL).
          (c) This Agreement has been duly executed and delivered by each of Dorado and, assuming the due authorization, execution and delivery hereof by Redfish, constitutes a legal, valid and binding obligation of Dorado enforceable against Dorado in accordance with its terms, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).
          (d) The board of directors of Dorado (the “Dorado Board of Directors”), at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, (ii) approved and adopted this Agreement and the transactions contemplated hereby (including the Merger), (iii) resolved (subject to Section 6.1(f)) to recommend the adoption of this Agreement (including the Merger) by the stockholders of Dorado (the “Dorado Stockholders”), and (iv) directed that the Merger be submitted to the Dorado Stockholders for approval, all of which determinations, approvals and resolutions have not been rescinded, modified or withdrawn as of the date hereof.

          Section 4.5 No Violation; Consents.
          (a) Except as set forth on Schedule 4.5(a), the consummation of the Merger will not violate, conflict with or result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of, accelerate the performance required by, result in a right of termination or acceleration under, require any offer to purchase or any prepayment of any debt or result in the creation of any lien, security interest or encumbrance upon any of the properties or assets of Dorado or any of the Dorado Subsidiaries under any of the terms, conditions or provisions of (i) any provision of the governing documents of Dorado, (ii) any provision of any contract or agreement or of any bank loan, indenture or credit agreement, in each case to which Dorado is a party, (iii) assuming the governmental filings, approvals, consents and authorizations referred to in Section 4.5(b) are duly and timely made or obtained, any applicable law, ordinance, rule or regulation of any Governmental Authority or (iv) any applicable order, writ, judgment or decree of any court or other competent authority, other than, in the case of (ii), (iii), and (iv) above, for such violations, defaults or other occurrences which would not, individually or in the aggregate, have a Dorado Material Adverse Effect.
          (b) Except for (i) any required filings under the HSR Act, (ii) the filing and recordation of appropriate merger documents as required by the DGCL or applicable law of other states in which Dorado is qualified to do business, (iii) the applicable requirements of (A) the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities laws, and (B) the NYSE, (iv) any governmental authorizations, consents, approvals or filings necessary for transfers of permits and licenses or made in connection with the transfer of interests in or the change of control of ownership in oil and natural gas properties and (v) such other authorizations, consents, approvals or filings the failure of which to obtain or make would not, individually or in the aggregate, have a Dorado Material Adverse Effect or prevent or materially delay consummation of the Merger, or otherwise prevent Dorado from performing its obligations under this Agreement, no authorization, consent or approval of or filing with any Governmental Authority is required to be obtained or made by Dorado for the execution and delivery by Dorado of this Agreement or the consummation by Dorado of the Merger. No authorization, consent or approval of any nongovernmental third party is required to be obtained by Dorado for the execution and delivery by Dorado of this Agreement or the consummation by Dorado of the transactions contemplated hereby, including the Merger, except as set forth in Schedule 4.5(b) or where failure to obtain such authorizations, consents or approvals would not prevent or materially delay the consummation of the Merger, or otherwise prevent Dorado from performing its obligations under this Agreement, and would not, individually or in the aggregate, have a Dorado Material Adverse Effect.
          Section 4.6 Compliance.
          (a) Except with respect to employee benefit matters, Tax matters and Environmental Laws, which are addressed exclusively in Sections 4.11, 4.14 and 4.15, respectively, or as set forth in Schedule 4.6, neither Dorado nor any Dorado Subsidiary is in conflict with, or in default or violation of any applicable law, rule, regulation, order, judgment or decree of any Governmental Authority having jurisdiction over it, except for any such conflicts, defaults or violations that do not, individually or in the aggregate, have a Dorado Material Adverse Effect.
          (b) None of Dorado, any of the Dorado Subsidiaries, or to the knowledge of Dorado, any director, officer, agent or employee acting on behalf of Dorado or of any of the Dorado Subsidiaries (i) has used any corporate funds for any unlawful contribution, gift, entertainment or anything of value relating to political activity; (ii) made any direct or indirect unlawful payment to any employee, agent, officer, director, representative or stockholder of a Governmental Authority or political party, or official or candidate thereof, or any immediate family member of any of the foregoing; or (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment in connection with the conduct of Dorado’s or the Dorado’s Subsidiaries’ businesses. None of Dorado, any of the Dorado Subsidiaries, or to the knowledge of Dorado, any director, officer, agent or employee of Dorado or any of the Dorado Subsidiaries has received any bribes, kickbacks or other improper payments from vendors, suppliers or other persons. Dorado has no knowledge that any payment made to a person would be or has thereafter been offered, given or provided to any foreign official, political party or official thereof, or to any candidate for public office.
          Section 4.7 SEC Filings; Financial Statements; Sarbanes-Oxley; Internal Accounting Controls; Disclosure Controls and Procedures.
          (a) Dorado has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2007 (collectively, the “Dorado SEC Reports”). The Dorado SEC Reports were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of the Dorado SEC Reports, as of the date it was filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No Dorado Subsidiary is currently required to file any form, report or other document with the SEC under Section 12 or 15(d) of the Exchange Act.
          (b) The historical consolidated financial statements (including any notes thereto) contained in the Dorado SEC Reports were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto and except that financial statements included with quarterly reports on Form 10-Q do not contain all GAAP notes to such financial statements) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in stockholders’ equity and cash flows of Dorado and the consolidated Dorado Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).
          (c) With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q included in the Dorado SEC Reports, the chief executive officer and chief financial officer of Dorado have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the National Securities Exchange, and the statements contained in any such certifications are complete and correct.

          (d) Dorado maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
          (e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) of Dorado are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Dorado in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of Dorado as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Dorado required under the Exchange Act with respect to such reports.
          Section 4.8 Absence of Undisclosed Liabilities. Except as set forth in Schedule 4.8 or the Dorado SEC Reports, neither Dorado nor any of the Dorado Subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except (a) liabilities, obligations or contingencies (i) which are accrued or reserved against in the consolidated financial statements included in the Dorado SEC Reports or reflected in the notes thereto or (ii) which were incurred in the ordinary course of business, (b) liabilities, obligations or contingencies which (i) would not, individually or in the aggregate, have a Dorado Material Adverse Effect, or (ii) have been discharged or paid in full prior to the date hereof, and (c) liabilities, obligations and contingencies which are of a nature not required to be reflected in the consolidated financial statements (including the notes thereto) of Dorado and the Dorado Subsidiaries.
          Section 4.9 Absence of Certain Changes or Events.
          (a) Since December 31, 2008, there has not been any change or event that has had, individually or in the aggregate, a Dorado Material Adverse Effect.
          (b) Except as set forth in Schedule 4.9, from December 31, 2008 until the date of this Agreement, except as contemplated by this Agreement, Dorado and the Dorado Subsidiaries have conducted their respective businesses only in the ordinary course and there has not been any (a) change by Dorado in its accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of Dorado and the Dorado Subsidiaries, except insofar as may have been required by GAAP, or (b) declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Dorado or any redemption, purchase or other acquisition of any of its securities, except in connection with outstanding options.
          Section 4.10 Litigation. Except with respect to employee benefit matters, Tax matters and Environmental Laws, which are addressed exclusively in Sections 4.11, 4.14 and 4.15, respectively, or as set forth on Schedule 4.10, there is no (a) action, administrative proceeding, lawsuit or governmental inquiry directed against Dorado or any Dorado Subsidiary pending and publicly filed, or, to the knowledge of Dorado, threatened, except for such matters as would not, individually or in the aggregate, have a Dorado Material Adverse Effect, (b) action, administrative proceeding, lawsuit or governmental inquiry pending and publicly filed or, to the knowledge of Dorado, threatened against Dorado or any Dorado Subsidiary that is reasonably likely to materially hinder or impede the consummation of the Transactions, or (c) judgment or settlement obligation outstanding that is directed specifically against Dorado or the Dorado Subsidiaries that would have the effect referred to in clause (b).
          Section 4.11 Employee Benefit Plans.
          (a) Dorado and the Dorado Subsidiaries and their respective ERISA Affiliates have complied, and are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations (including any applicable local laws) applicable to Dorado Plans sponsored or maintained by Dorado. Each such Dorado Plan has been operated in material compliance with its terms and has been maintained, in all material respects, in compliance with all provisions of ERISA, the Code and other applicable laws. There is not now, and there are no existing circumstances that could reasonably be expected to give rise to, any requirement for the posting of security with respect to a Dorado Plan or the imposition of any pledge, lien, security interest or encumbrance on the assets of Dorado or any of the Dorado Subsidiaries or any of their respective ERISA Affiliates under ERISA or the Code, or similar applicable laws of foreign jurisdictions. Neither Dorado nor any of the Dorado Subsidiaries or their respective ERISA Affiliates, nor any “party in interest” or “disqualified person” with respect to any Dorado Plan, has engaged in any nonexempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.
          (b) Neither Dorado nor any of the Dorado Subsidiaries or ERISA Affiliates maintains or contributes to any plan that is (i) covered by Title IV of ERISA, (ii) subject to the minimum funding requirements of Section 412 of the Code, (iii) a “Multiemployer Plan” as defined in Section 3(37) of ERISA, (iv) a Multiple Employer Plan, or subject to Section 4063 or 4064 of ERISA, or (v) funded by a voluntary employees’ beneficiary association within the meaning of Code Section 501(c)(9), nor has Dorado or any of the Dorado Subsidiaries or any of their respective ERISA Affiliates, at any time within six years before the date of this Agreement, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. There does not now exist, and there are no existing circumstances that could reasonably be expected to result in, any material Controlled Group Liability that would be a liability of Dorado or any of the Dorado Subsidiaries or any of their respective ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Dorado nor any of the Dorado Subsidiaries or ERISA Affiliates has engaged in any transaction described in Section 4069 or that constitutes a withdrawal under Section 4201 et seq. of ERISA.
          (c) Except as set forth on Schedule 4.11(c), neither this Agreement nor the transactions contemplated by this Agreement will result in any forgiveness of indebtedness or obligation to fund benefits with respect to any employee, director, independent contractor, consultant or officer of Dorado or any Dorado Subsidiary, or result in any restriction on the right to merge, amend or terminate any Dorado Plan, or result in any new or increased contribution required to be made to any of the Dorado Plans.

          (d) Except as disclosed in Schedule 4.11(d), there is no pending, or, to the knowledge of Dorado, threatened Action (other than claims for benefits in the ordinary course) that has been asserted or instituted against any Dorado Plan, any fiduciaries thereof with respect to their duties to any Dorado Plan or the assets of any of the trusts under any Dorado Plan that could reasonably be expected to result in any material liability of Dorado or any of the Dorado Subsidiaries to any person, the Pension Benefit Guaranty Corporation, the United States Department of Treasury, the United States Department of Labor or any Multiemployer Plan, or to comparable entities or Dorado Plans under applicable laws of jurisdictions outside the United States, except as would not have a Dorado Material Adverse Effect.
          (e) No Dorado Plan is subject to the laws of any jurisdiction outside of the United States.
          (f) Except as set forth on Schedule 4.11(f), no disallowance of a deduction under Section 162(m) of the Code for employee reimbursement of any amount paid or payable by Dorado or any of the Dorado Subsidiaries has occurred or is reasonably expected to occur. All Dorado Plans that are subject to Section 409A of the Code are in material compliance with the requirements of such Code Section and regulations thereunder.
          Section 4.12 Information Supplied.
          (a) The Registration Statement will not, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied or to be supplied by Dorado for inclusion or incorporation by reference in the Joint Proxy Statement will not, at the time the Joint Proxy Statement is first published, sent or given to Redfish Stockholders and Dorado Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and will not, at the time of the Redfish Stockholders Meeting or at the time of the Dorado Stockholders Meeting, omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Redfish Stockholders Meeting or the Dorado Stockholders Meeting that shall have become false or misleading in any material respect.
          (b) Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Dorado with respect to statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement based on information supplied by or on behalf of Redfish and the Redfish Subsidiaries for inclusion or incorporation by reference therein or based on information which is not made in or incorporated by reference in such documents but which should have been disclosed pursuant to Section 3.12.
          Section 4.13 Properties, Oil and Gas Matters.
          (a) For purposes of this Agreement, “Dorado Oil and Gas Agreements” means the following types of agreements or contracts to which Dorado or any of the Dorado

Subsidiaries is a party, whether as an original party, by succession or assignment or otherwise: oil and gas leases, farm-in and farm-out agreements, agreements providing for an overriding royalty interest, agreements providing for a royalty interest, agreements providing for a net profits interest, crude oil or natural gas sales or purchase contracts, joint operating agreements, unit operating agreements, unit agreements, field equipment leases, and agreements restricting Dorado or any of the Dorado Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area. Set forth in Schedule 4.13 is a list of all Dorado Oil and Gas Agreements that contain restrictions on Dorado’s or any of the Dorado Subsidiaries’ ability to operate, obtain, explore for or develop interests in a particular geographic area that would reasonably be expected to have a Dorado Material Adverse Effect.
          (b) Dorado has furnished to Redfish separate reserve reports prepared by DeGolyer & MacNaughton Engineering containing estimates of the oil and gas reserves that are owned by Dorado and the Dorado Subsidiaries as of December 31, 2008, together with internal reserve reports prepared by Dorado as of a subsequent date (the “Dorado Reserve Reports”). The factual, non-interpretive data relating to the Oil and Gas Properties of Dorado and the Dorado Subsidiaries on which the Dorado Reserve Reports were based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of Dorado, were accurate in all material respects at the time such data was provided to the reserve engineers. With respect to the proved reserves reflected in the Dorado Reserve Reports, the Dorado Reserve Reports conform in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Dorado Reserve Reports that would reasonably be expected to have a Dorado Material Adverse Effect.
          (c) All major items of operating equipment owned or leased by Dorado or the Dorado Subsidiaries are in a state of repair so as to be adequate for reasonably prudent operations in the areas in which they are operated, except as would not, individually or in the aggregate, have a Dorado Material Adverse Effect.
          (d) Except for goods and other property sold, used or otherwise disposed of since the dates of the Dorado Reserve Reports in the ordinary course of business or reflected as having been sold, used or otherwise disposed of in the Dorado SEC Reports, as of the date hereof, Dorado and the Dorado Subsidiaries own or have valid leases or contractual rights to, all equipment and other personal property used or necessary for use in the operation of its Oil and Gas Properties in the manner in which such properties were operated as of the date hereof.
          (e) Except for property sold or otherwise disposed of since the dates of the respective Dorado Reserve Reports in the ordinary course of business or reflected as having been sold or otherwise disposed of in the Dorado SEC Reports, Dorado and the Dorado Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Dorado Reserve Reports, in each case relating to the interests referred to therein as of the date of each such report, and in each case as attributable to interests owned by Dorado and the Dorado Subsidiaries, free and clear of any liens, except: (a) liens reflected in the Dorado Reserve Reports or in the Dorado SEC Reports filed prior to the date of this Agreement, (b) Permitted Encumbrances, and (c) such imperfections of title, easements, liens, government or tribal approvals or other matters and failures of title as would not, individually or in the aggregate, have a Dorado Material Adverse Effect.
          (f) Except as would not have a Dorado Material Adverse Effect, all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Dorado and the Dorado Subsidiaries are being received by them in a timely manner and are not being held in suspense for any reason.
          (g) The Dorado Oil and Gas Agreements affecting any real or personal property given value in the Dorado Reserve Reports, including the Oil and Gas Properties, are in good standing, valid and effective, and the rentals due by Dorado or any of the Dorado Subsidiaries to any lessor of any such oil and gas leases have been properly paid, except in each case as would not, individually or in the aggregate, have a Dorado Material Adverse Effect. Dorado and the Dorado Subsidiaries have paid all royalties, overriding royalties and other burdens on production due by Dorado and the Dorado Subsidiaries with respect to their Oil and Gas Properties, except for any nonpayments that individually or in the aggregate would not be reasonably likely to have a Dorado Material Adverse Effect.
          (h) Except as would not have a Dorado Material Adverse Effect, all Oil and Gas Properties operated by Dorado or the Dorado Subsidiaries have been operated in all material respects in accordance with reasonable, prudent oil and gas field practices and in compliance with the applicable oil and gas leases and applicable law.
          (i) Neither Dorado nor any of the Dorado Subsidiaries has produced Hydrocarbons from its Oil and Gas Properties in excess of regulatory allowables or other applicable legal limits on production that could reasonably be expected to result in curtailment of production from any such property, except any such excess production which, individually or in the aggregate, would not have a Dorado Material Adverse Effect.
          (j) Except as set forth in Schedule 4.13(j), none of the material Oil and Gas Properties of Dorado or of any of the Dorado Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the transactions contemplated by this Agreement.
          (k) Except as set forth in Schedule 4.13(k), none of the Oil and Gas Properties of Dorado or of any of the Dorado Subsidiaries are subject to any tax partnership agreement or provisions requiring a partnership income tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code.
          (l) Neither Dorado nor any of the Dorado Subsidiaries has received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, Dorado-wide basis, Dorado is neither underproduced nor overproduced, in either case, to any material extent, under gas balancing or similar arrangements, except as set forth in Schedule 4.13(l).
          Section 4.14 Taxes.

          (a) (i) Each of Dorado, the Dorado Subsidiaries and any affiliated, combined or unitary group of which any such entity is or was a member has timely (taking into account any extensions) filed all Returns required to be filed in respect of any Tax that is imposed by the United States, has filed all state and local Returns in respect of a Tax that is material, and has timely paid all Taxes that are shown by such Returns to be due and payable, and (ii) each of Dorado and the Dorado Subsidiaries has established reserves that are adequate in the aggregate for the payment of all Taxes not yet due and payable with respect to the results of operations of Dorado and the Dorado Subsidiaries through the date of this Agreement, and has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes, except in each case where the failure to file such Returns or pay such Tax or the failure to comply in all respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes that would not have a Dorado Material Adverse Effect.
          (b) Except as set forth in Schedule 4.14(b), no federal income Tax Return of Dorado or the Dorado Subsidiaries is currently subject to examination by the IRS. Except as set forth in Schedule 4.14(b), no federal, state or local income or franchise tax audit or other administrative proceeding or court proceeding is presently pending with regard to any material amount of Tax for which Dorado or any of the Dorado Subsidiaries would be liable, and no material deficiency which has not yet been paid for any such Tax has been proposed, asserted or assessed against Dorado or any of the Dorado Subsidiaries with respect to any period. Schedule 4.14(b) sets forth the last taxable period through which the federal income Tax Returns of Dorado and the Dorado Subsidiaries have been examined by the IRS or otherwise closed.
          (c) Except as set forth in Schedule 4.14(c), neither Dorado nor any of the Dorado Subsidiaries has executed or entered into (or prior to the close of business on the Closing Date will execute or enter into) with the IRS or any taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessment or collection of any Tax for which Dorado or any of the Dorado Subsidiaries would be liable or (ii) a closing agreement pursuant to Section 7121 of the Code or any similar provision of state or local income tax law that relates to Dorado or any of the Dorado Subsidiaries.
          (d) Neither Dorado nor any of the Dorado Subsidiaries is a party to, is bound by or has any obligation under any tax sharing agreement or similar agreement or arrangement other than any such agreement or arrangement all the other parties to which are directly or indirectly wholly owned by Dorado.
          (e) Dorado has not been a “distributing corporation” and is not a “controlled corporation,” in either case, with respect to a distribution that was purported or intended to be governed by Section 355 of the Code and that occurred after the date that is two years before the date of this Agreement and will not be a “distributing corporation” with respect to a distribution that is to occur hereafter and that is part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code, of which the Merger is a part.
          (f) Neither Dorado nor any of the Dorado Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that would be reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

          (g) Except as set forth in Schedule 4.14(g), neither Dorado nor any of the Dorado Subsidiaries is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement, or similar ruling, memorandum or agreement with any taxing authority.
          (h) Neither Dorado nor any of the Dorado Subsidiaries has been a member of any “affiliated group” (as defined in Section 1504(a) of the Code) or has been included in any “consolidated” “unitary” or “combined” Tax Return (other than returns that include only Dorado and the Dorado Subsidiaries) provided for under any laws of the United States, any foreign jurisdiction, or any state or locality and the none of Dorado nor any of the Dorado Subsidiaries has any liability for the Taxes of any person (other than Dorado or any of the Dorado Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision under any state, local or foreign law, or as a successor or a transferee.
          (i) Except as set forth in Schedule 4.14(i), neither Dorado nor any of the Dorado Subsidiaries has made or agreed to make, and is not required to make, any change in method of accounting previously used by it in any Tax Return filed by Dorado or any of the Dorado Subsidiaries which change in method would require Dorado or any of the Dorado Subsidiaries to make an adjustment to its income pursuant to Section 481(a) of the Code (or any similar provision) on any Tax Return for any taxable period for which Dorado or any of the Dorado Subsidiaries has not yet filed a Tax Return; and neither is there any application pending with any Governmental Authority requesting permission for Dorado or any of the Dorado Subsidiaries to make any change in any accounting method, nor has Dorado or any of the Dorado Subsidiaries received any notice that a Governmental Authority proposes to require a change in method of accounting used in any Tax Return which has been filed by Dorado or any of the Dorado Subsidiaries.
          (j) Except as set forth in Schedule 4.14(j), neither Dorado nor any of the Dorado Subsidiaries has been a beneficiary or has otherwise participated in any “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) that was, is, or to Dorado’s knowledge will ever be required to be disclosed under Treasury Regulation Section 1.6011-4. No Tax Return filed by or on behalf of Dorado or any of the Dorado Subsidiaries has contained a disclosure statement under Section 6662 of the Code (or any similar legal requirement).
          (k) Except as set forth in Schedule 4.14(k), neither Dorado nor any of the Dorado Subsidiaries has received written notification from a Governmental Authority in a jurisdiction where Dorado or the Dorado Subsidiaries do not file Tax Returns that any of them are or may be subject to taxation by that jurisdiction. Neither Dorado nor any of the Dorado Subsidiaries has commenced activities in any jurisdiction which would reasonably be expected to require Dorado or any of the Dorado Subsidiaries to make an initial filing of any Tax Return with respect to Taxes imposed by a Governmental Authority that it had not previously been required to file in the immediately preceding taxable period.
          Section 4.15 Environmental Matters. Except as set forth in Schedule 4.15:

          (a) Each of Dorado and the Dorado Subsidiaries and their respective properties is in compliance with all applicable Environmental Laws, except for such instances of noncompliance that, individually or in the aggregate, would not have a Dorado Material Adverse Effect.
          (b) Each of Dorado and the Dorado Subsidiaries has obtained all material permits, licenses, franchise authorities, consents and approvals, made all material filings and maintained all material data, documentation and records necessary for owning and operating its assets and business as it is presently conducted under all applicable Environmental Laws, and all such permits, licenses, franchises, authorities, consents, approvals and filings remain in full force and effect, except for such matters that, individually or in the aggregate, would not have a Dorado Material Adverse Effect.
          (c) There are no pending or, to the knowledge of Dorado, threatened claims, demands, actions, administrative proceedings, lawsuits or investigations against Dorado or any of the Dorado Subsidiaries or affecting any of their respective properties under any Environmental Laws that, individually or in the aggregate, would have a Dorado Material Adverse Effect.
          (d) Notwithstanding anything to the contrary contained elsewhere in this Agreement, Dorado makes no representation in this Agreement regarding any compliance or failure to comply with, or any actual or contingent liability under, or claims, demands, actions, proceedings, lawsuits or investigations with respect to any Environmental Law, except as set forth in this Section 4.15.
          Section 4.16 Dorado Intellectual Property. Except as would not have a Dorado Material Adverse Effect:
          (a) Dorado and the Dorado Subsidiaries own, or are licensed to use, all patents, patent rights (including patent applications and licenses), know-how, trade secrets, trademarks (including trademark applications), trademark rights, trade names, trade name rights, service marks, service mark rights, copyrights and other proprietary intellectual property rights (collectively, “Dorado Intellectual Property”) used in and necessary for the conduct of their business as it is currently conducted.
          (b) To the knowledge of Dorado, the use of Dorado Intellectual Property by Dorado and the Dorado Subsidiaries does not infringe on or otherwise violate the rights of any third party, and is in accordance in all material respects with the applicable license pursuant to which Dorado or the Dorado Subsidiaries acquired the right to use such Dorado Intellectual Property.
          (c) To the knowledge of Dorado, no third party is challenging, infringing on or otherwise violating any right of Dorado or the Dorado Subsidiaries in the Dorado Intellectual Property.
          (d) Neither Dorado nor any of the Dorado Subsidiaries has received any written notice of any pending claim, order or proceeding with respect to any material Dorado

Intellectual Property used in and necessary for the conduct of Dorado’s business as it is currently conducted.
          Section 4.17 Derivative Transactions and Hedging. Schedule 4.17 contains a complete and correct list as of October 30, 2009 of all outstanding commodity or financial hedging positions entered into by Dorado or any of the Dorado Subsidiaries or for the account of any of its customers as of the date of this Agreement pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Dorado and the Dorado Subsidiaries, and were, and will be, entered into with counterparties believed at the time and currently to be financially responsible. Dorado and each of the Dorado Subsidiaries have, and will have, duly performed all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Dorado, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions thereof by any party thereunder, except as would not have a Dorado Material Adverse Effect.
          Section 4.18 FERC Jurisdiction. Except as set forth in Schedule 4.18, any gas gathering system constituting a part of the properties of Dorado or the Dorado Subsidiaries and material to the operations of Dorado and the Dorado Subsidiaries considered as a single enterprise has as its primary function the provision of natural gas gathering services, as the term “gathering” is interpreted by the FERC under Section 1(b) of the NGA; none of the properties has been or is certificated by the FERC under Section 7(c) of the NGA or to the knowledge of Dorado is now subject to FERC jurisdiction under the NGA; and none of the properties has been or is providing service pursuant to Section 311 of the Natural Gas Policy Act of 1978.
          Section 4.19 Insurance. Each of Dorado and the Dorado Subsidiaries maintain insurance with financially responsible insurers in such amounts with such deductibles and covering such risks and losses as are in accordance with normal industry practice for companies engaged in similar businesses. Copies of all material insurance policies maintained by Dorado and the Dorado Subsidiaries and all material financial agreements between insurance companies, on the one hand, and Dorado and any of the Dorado Subsidiaries, on the other hand, have been made available to Redfish. Except as would not have a Dorado Material Adverse Effect, all such insurance policies are in full force and effect, all premiums due and payable thereunder have been paid and none of Dorado or any of the Dorado Subsidiaries is in material default thereunder. Neither Dorado nor any of the Dorado Subsidiaries has received any written or, to the knowledge of Dorado, oral notice of cancellation or termination with respect to any such insurance policy of Dorado or any of the Dorado Subsidiaries. To the knowledge of Dorado, there is no material claim pending under any such policy as to which coverage has been denied or disputed.
          Section 4.20 Labor Matters. Except for such matters that would not have, individually or in the aggregate, a Dorado Material Adverse Effect, neither Dorado nor any of the Dorado Subsidiaries has received written notice during the past two years of the intent of any Governmental Authority responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Dorado or any of the Dorado Subsidiaries and, to the knowledge of Dorado, no such investigation is in progress. Except for such matters that would not have, individually or in the aggregate, a Dorado Material Adverse Effect, (i) there are no (and there have not been during the two year period preceding the date hereof) strikes or lockouts with respect to any employees of Dorado or any of the Dorado Subsidiaries (the “Dorado Employees”), (ii) to the knowledge of Dorado, there is no (and there has not been during the two year period preceding the date hereof) union organizing effort pending or threatened against Dorado or any of the Dorado Subsidiaries, (iii) there is no (and there has not been during the two year period preceding the date hereof) unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Dorado, threatened against Dorado or any of the Dorado Subsidiaries, (iv) there is no (and there has not been during the two year period preceding the date hereof) slowdown or work stoppage in effect or, to the knowledge of Dorado, threatened with respect to Dorado Employees, and (v) Dorado and the Dorado Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours and unfair labor practices. Neither Dorado nor any of the Dorado Subsidiaries has any liabilities under the WARN Act or any similar state or local law as a result of any action taken by Dorado that would have, individually or in the aggregate, a Dorado Material Adverse Effect. Neither Dorado nor any of the Dorado Subsidiaries is a party to any collective bargaining agreement. Except as would not have, individually or in the aggregate, a Dorado Material Adverse Effect, all individuals that have been or that are classified by Dorado as independent contractors have been and are correctly so classified, and none of such individuals could reasonably be classified as an employee of Dorado.
          Section 4.21 Transactions with Certain Persons. Except as disclosed in the Dorado SEC Reports or as set forth in Schedule 4.21, neither Dorado nor any of the Dorado Subsidiaries is a party to any contract, agreement or arrangement (other than ordinary course directors’ compensation and indemnification arrangements or pursuant to any Dorado Plan) with any director or officer of Dorado, the value of which exceeds $120,000.
          Section 4.22 Material Contracts.
          (a) As of the date of this Agreement, except for (i) this Agreement, (ii) Dorado Plans, (iii) contracts filed as an exhibit to or incorporated by reference in a Dorado SEC Report filed prior to the date hereof, (iv) contracts related to properties or operations that have been, or are under contract to be, purchased or sold or otherwise disposed of or are in the process of being purchased or sold or otherwise disposed of to the extent such sales and/or dispositions have been disclosed in Dorado SEC Reports, or (v) as otherwise set forth on Schedule 4.22, neither Dorado nor any of the Dorado Subsidiaries is a party to or bound by any contract (whether written or oral) that is:
               (i) a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

               (ii) a loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture or other binding commitment (other than those between Dorado and the Dorado Subsidiaries) relating to indebtedness in an amount in excess of $15 million individually;
               (iii) a contract, lease or license (including any seismic license agreement) (x) pursuant to which Dorado or any of the Dorado Subsidiaries paid amounts in excess of $15 million individually within the 12 month period prior to the date of this Agreement or (y) that is material to Dorado and the Dorado Subsidiaries taken as a whole;
               (iv) a contract that purports to limit materially the right of Dorado or any of its affiliates to engage or compete in any line of business in which Dorado or the Dorado Subsidiaries is engaged or to compete with any person or operate in any location;
               (v) a contract that creates a partnership or joint venture or similar arrangement with respect to any significant portion of the business of Dorado and the Dorado Subsidiaries taken as a whole; or
               (vi) a settlement or similar agreement with any Governmental Authority or order or consent of a Governmental Authority involving future performance by Dorado or any of the Dorado Subsidiaries that is material to Dorado and the Dorado Subsidiaries taken as a whole.
All contracts of the type described in this Section 4.22(a) together with the contracts for the sale of Hydrocarbons produced from any of Dorado’s or the Dorado Subsidiaries’ properties described in the Dorado Reserve Reports that are not terminable on 60 days’ notice and are set forth on Schedule 4.22, are referred to herein as the “Dorado Material Contracts.”
          (b) Other than as a result of the expiration or termination of any Dorado Material Contract in accordance with its terms and except as would not have, either individually or in the aggregate, a Dorado Material Adverse Effect, (i) each Dorado Material Contract is valid and binding on Dorado and any of the Dorado Subsidiaries that is a party thereto, as applicable, and is valid and binding on the other party or parties thereto, and in full force and effect, (ii) Dorado and each of the Dorado Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Dorado Material Contract, and (iii) neither Dorado nor any of the Dorado Subsidiaries has knowledge of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Dorado or of any of the Dorado Subsidiaries or of any other party under any such Dorado Material Contract.
          Section 4.23 Opinion of Financial Advisor. J.P. Morgan Securities Inc. (the “Dorado Financial Advisor”) has delivered to the Dorado Board of Directors its written opinion dated the date hereof to the effect that, as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be paid by Dorado in the proposed Merger is fair, from a financial point of view, to Dorado. An executed copy of the opinion has been or will promptly be made available to Redfish.
          Section 4.24 Brokers. No broker, finder or investment banker (other than the Dorado Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Dorado.
          Section 4.25 Required Dorado Stockholder Vote. The affirmative vote of a majority of the then outstanding shares of Dorado Common Stock is the only vote of the holders of any class or series of Dorado capital stock necessary to adopt and approve this Agreement and the transactions contemplated hereby (including the Merger) (such vote, the “Dorado Stockholder Approval”), and no other vote of the holders of any class or series of Dorado capital stock or other Dorado securities is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.
          Section 4.26 Ownership of Shares of Redfish Common Stock. Neither Dorado nor any other Dorado Subsidiary beneficially owns any shares of Redfish Common Stock or any other security of Redfish.
          Section 4.27 Financing. Prior to the date of this Agreement, Dorado has received and delivered to Redfish a true and complete copy of the commitment letter from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (the “Financing Sources”) that relates to the provision of all of the financing for immediately available cash funds (the “Funds”) sufficient, together with cash on hand of Dorado, (i) to pay the cash portion of the Merger Consideration and (ii) for any other amounts payable by Dorado under this Agreement (such commitment letter, together with all agreements, arrangements or undertakings related thereto and all schedules, annexes, exhibits or other attachments thereto (except that amounts of fees payable under documents relating solely to fee arrangements in connection therewith may be redacted) collectively, the “Commitment Letter”). The Commitment Letter has not been amended or modified, no such amendment or modification is contemplated, and the commitment contained in the Commitment Letter has not been withdrawn or rescinded in any respect. Dorado has fully paid any and all commitment fees or other fees in connection with the Commitment Letter that are payable on or prior to the date hereof. The Commitment Letter is in full force and effect and is the legal, valid and binding obligation of Dorado and does not restrict any transfer of funds from Dorado in connection with the Merger or other matters contemplated by this Agreement. There are no conditions precedent or other contingencies related to advances under the Commitment Letter, other than as explicitly set forth in the Commitment Letter. No event has occurred that, with or without notice, lapse of time, or both, would constitute a default on the part of Dorado under the Commitment Letter. Dorado and its affiliates (as applicable) are in a position to satisfy timely all conditions to be satisfied by them to advances under the Commitment Letter, and Dorado has no reason to believe that any conditions to advances contemplated by the Commitment Letter will not be satisfied or that such advances will not be made to Dorado at the times set forth in this Agreement in order to satisfy Dorado’s obligations herein. Subject to Dorado’s receipt thereof on or before the Closing Date, on the Closing Date, the aggregate proceeds of the financings provided for in the Commitment Letter, together with available funds (in cash or cash equivalents) of Dorado (details in respect of which have been delivered by Dorado to Redfish prior to the date of this Agreement), would equal or exceed the amount of the Funds.

ARTICLE V
CONDUCT OF BUSINESS
          Section 5.1 Redfish Conduct of Business. Redfish covenants and agrees that, between the date of this Agreement and the Effective Time, unless Dorado shall otherwise agree in writing, which consent may not be unreasonably withheld, delayed or conditioned, and except for transactions between or among Redfish and the Redfish Subsidiaries, the businesses of Redfish and the Redfish Subsidiaries shall be conducted only in, and Redfish and the Redfish Subsidiaries shall not take any action, except in (i) the ordinary course of business and in a manner consistent with past practice in all material respects or (ii) a manner as contemplated by this Agreement or by the schedules hereto; and Redfish shall use its commercially reasonable efforts to preserve substantially intact the business organization of Redfish and the Redfish Subsidiaries, to keep available the services of the current officers, employees and consultants of Redfish and the Redfish Subsidiaries and to preserve the current relationships of Redfish and the Redfish Subsidiaries with customers, suppliers and other persons with which Redfish or any Redfish Subsidiary has significant business relations. Except as contemplated or permitted by this Agreement or as set forth in Schedule 5.1, or to the extent that Dorado shall otherwise consent in writing, which consent may not be unreasonably withheld, delayed or conditioned, neither Redfish nor any Redfish Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Dorado:
          (a) except to the extent required to comply with applicable law, amend or otherwise change, or waive any provision of, its certificate of incorporation or bylaws or equivalent organizational documents or amend or otherwise change, or waive any provision of, the Rights Agreement;
          (b) issue, sell, register for sale, pledge, dispose of, grant, encumber or authorize the issuance, sale, registration, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of Redfish or any Redfish Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Redfish or any Redfish Subsidiary (except for the issuance of shares of Redfish Common Stock issuable pursuant to Options outstanding on the date of this Agreement) or (ii) any material assets or properties of Redfish or any Redfish Subsidiary, except (A) in the ordinary course of business and in a manner consistent with past practice or (B) pledges of assets and properties required by any financing document to which Redfish or a Redfish Subsidiary is a party on the date hereof, as that document is in effect on the date hereof;
          (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for such declarations, set-asides, dividends and other distributions made to or from any Redfish Subsidiary to Redfish and except for MLP regular quarterly distributions declared, set aside or paid in the ordinary course of business);

          (d) reclassify, combine, split or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except in connection with (i) the exercise of Options, (ii) the withholding of shares upon the vesting of restricted stock to satisfy income tax withholding requirements, (iii) the expiration of Redfish Rights as contemplated by Section 6.13, or (iv) transactions between Redfish and its wholly owned subsidiaries and transactions among Redfish’s wholly owned subsidiaries;
          (e) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or any division thereof or any material amount of assets, other than acquisitions for consideration of not more than $15,000,000 in the aggregate; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than obligations of Redfish or of any of the Redfish Subsidiaries), or make any loans or advances, except (A) in the ordinary course of business and in a manner consistent with past practice, (B) borrowings to refinance existing indebtedness or (C) borrowings to finance any acquisitions permitted by the terms of this Section 5.1; or (iii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this paragraph (e);
          (f) (i) increase materially the compensation payable or to become payable to, or grant any severance or termination pay to, any officer or employee, except in accordance with past practice or pursuant to contractual arrangements existing on the date hereof or Redfish’s Employee Severance Protection Plan as in effect on the date hereof (the “Employee Severance Protection Plan”); (ii) enter into or amend any employment or severance agreement with, any director, officer or other employee of Redfish or any Redfish Subsidiary, except (A) in the ordinary course of business and in a manner consistent with past practice; (B) as required pursuant to existing contractual arrangements or policies; or (C) as required by applicable law, or (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except (A) in the ordinary course of business and in a manner consistent with past practice, (B) as required pursuant to existing contractual arrangements or policies or as provided for in this Agreement or (C) as required by applicable law;
          (g) pay, discharge, settle or satisfy any material litigation, arbitration, proceeding, claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise), other than the settlement, payment, discharge or satisfaction in the ordinary course of business and not exceeding the amount reserved against in the financial statements contained in the Redfish SEC Reports, where the amounts paid or to be paid are fully covered by insurance maintained by Redfish or in an amount less than $10 million in the aggregate;
          (h) agree to take in writing, or otherwise, any of the actions described in paragraphs (a) through (g) of this Section 5.1 or any action which would result in any of the conditions to the Merger not being satisfied (other than as contemplated by this Agreement);

          (i) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, make any capital expenditures in any fiscal quarter exceeding its capital expenditure budget (a copy of which is attached as Schedule 5.1(i)) for such fiscal quarter by more than $25 million;
          (j) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, purchase, sell, transfer, assign, farm-out, mortgage, encumber or otherwise dispose of any properties or assets having a value in excess of $25 million in the aggregate;
          (k) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, enter into any Derivative Transactions which would result in more than 70% of Redfish’s oil production or more than 70% of Redfish’s natural gas production being hedged beyond the year ending December 31, 2011;
          (l) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, enter into, renew, extend, materially amend or terminate any Redfish Material Contract or Contracts if the amount involved exceeds $15 million in the aggregate;
          (m) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, change its methods of accounting (other than Tax accounting, which shall be governed by clause (n) below), except in accordance with changes in GAAP as concurred in by Redfish’s independent auditors;
          (n) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, enter into any closing agreement with respect to material Taxes, settle or compromise any material liability for Taxes, make, revoke or change any material Tax election, agree to any adjustment of any material Tax attribute, file or surrender any claim for a material refund of Taxes, execute or consent to any waiver extending the statutory period of limitations with respect to the collection or assessment of material Taxes, file any material amended Tax Return or obtain any material Tax ruling; or
          (o) Redfish shall not, and shall not permit any of the Redfish Subsidiaries to, enter into any new, or amend or otherwise alter any Affiliate Transaction or transaction that would be an Affiliate Transaction if such transaction occurred prior to the date hereof.
          Section 5.2 Dorado Conduct of Business. Dorado covenants and agrees that, between the date of this Agreement and the Effective Time, unless Redfish shall otherwise agree in writing, which consent may not be unreasonably withheld, delayed or conditioned, and except for transactions between or among Dorado and the Dorado Subsidiaries, the businesses of Dorado and the Dorado Subsidiaries shall be conducted only in, and Dorado and the Dorado Subsidiaries shall not take any action, except in (i) the ordinary course of business and in a manner consistent with past practice in all material respects or (ii) a manner as contemplated by this Agreement or by Schedule 5.2 hereto; and Dorado shall use its commercially reasonable efforts to preserve substantially intact the business organization of Dorado and the Dorado Subsidiaries, to keep available the services of the current officers, employees and consultants of Dorado and the Dorado Subsidiaries and to preserve the current relationships of Dorado and the Dorado Subsidiaries with customers, suppliers and other persons with which Dorado or any Dorado Subsidiary has significant business relations. Except as contemplated or permitted by this Agreement or as set forth in Schedule 5.2, or to the extent that Redfish shall otherwise consent in writing, which consent may not be unreasonably withheld, delayed or conditioned, neither Dorado nor any Dorado Subsidiary shall, between the date of this Agreement and the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Redfish:
          (a) except to the extent required to comply with applicable law, amend or otherwise change, or waive any provision of, its certificate of incorporation or bylaws or equivalent organizational documents;
          (b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for such declarations, set-asides, dividends and other distributions made to or from any Dorado Subsidiary and Dorado or transactions between Dorado and its wholly owned subsidiaries and transactions among Dorado’s wholly owned subsidiaries);
          (c) reclassify, combine, split or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, except in connection with the exercise of options or the withholding of shares upon the vesting of restricted stock to satisfy income tax withholding requirements;
          (d) (i) acquire (including, without limitation, by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or any division thereof or any material amount of assets, other than acquisitions for consideration of not more than $30,000,000 in the aggregate; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than Dorado or any of the Dorado Subsidiaries), or make any loans or advances, except (A) in the ordinary course of business and in a manner consistent with past practice, (B) borrowings to refinance existing indebtedness or (C) borrowings to finance any acquisitions permitted by the terms of this Section 5.2; or (iii) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this paragraph (d); or
          (e) agree to take in writing, or otherwise, any of the actions described in paragraphs (a) through (d) of this Section 5.2 or any action which would result in any of the conditions to the Merger not being satisfied (other than as contemplated by this Agreement).
ARTICLE VI
ADDITIONAL AGREEMENTS
          Section 6.1 Proxy Statement; Stockholders Meeting.
          (a) Dorado and Redfish shall cooperate and promptly prepare the Registration Statement and the Joint Proxy Statement and shall file the Registration Statement in which the Joint Proxy Statement will be included as a prospectus with the SEC as soon as reasonably practicable after the date hereof. Dorado and Redfish shall cooperate to respond promptly to any comments made by the SEC and otherwise use reasonable best efforts to cause the Registration

Statement to be declared effective under the Securities Act as promptly as practicable after filing. Subject to applicable laws, Dorado and Redfish each shall, upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the preparation and filing of the Joint Proxy Statement and the Registration Statement as provided for hereunder. Each of Dorado and Redfish agree to promptly correct any information provided by it for use in the Joint Proxy Statement or the Registration Statement which shall have become false or misleading in any material respect. Each of Dorado and Redfish shall cause the Joint Proxy Statement to be mailed to its respective stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC. If at any time prior to the Effective Time any event occurs that is required to be set forth in an amendment or supplement to the Joint Proxy Statement or the Registration Statement, Dorado or Redfish, as applicable, shall inform the other promptly of such occurrence and cooperate in filing such amendment or supplement with the SEC, use reasonable best efforts to cause such amendment to become effective as promptly as possible and, if required, mail that amendment or supplement to stockholders of Dorado and/or Redfish. Dorado shall use reasonable best efforts, and Redfish shall cooperate with Dorado, to obtain any and all state securities laws or “blue sky” permits, approvals and registrations necessary in connection with the issuance of Dorado Common Stock pursuant to the Merger.
          (b) Dorado shall cause the Registration Statement (and Dorado and Redfish will cause the Joint Proxy Statement, each to the extent that it provides information to be contained therein), at the time it becomes effective under the Securities Act, to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder, and Redfish shall furnish to Dorado true, accurate and complete information in all material respects relating to Redfish and holders of Redfish Common Stock and Options as is required to be included therein. Dorado shall advise Redfish, promptly after it receives notice thereof, of the time when the Registration Statement has become effective under the Securities Act, the issuance of any stop order with respect to the Registration Statement, the suspension of the qualification of the Dorado Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any comment or request for additional information by the SEC with respect to the Registration Statement.
          (c) Each of Dorado and Redfish shall ensure that the information provided by it for inclusion in the Joint Proxy Statement and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of Dorado and Redfish, or, in the case of information provided by it for inclusion in the Registration Statement or any amendment or supplement thereto, at the time it becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
          (d) Neither the Registration Statement nor the Joint Proxy Statement nor any amendment or supplement (including by incorporation by reference) thereto will be filed or disseminated to the stockholders of Redfish or Dorado without the approval of both Dorado and Redfish (which approval will not be unreasonably withheld, delayed or conditioned), but with respect to documents filed by a party hereto that are incorporated by reference in the Registration

Statement or Joint Proxy Statement, this right of approval will apply only with respect to information relating to the other party or its business, financial condition or results of operations; and, further, Redfish or Dorado, in connection with a Redfish Adverse Recommendation Change or a Dorado Adverse Recommendation Change, as the case may be, may amend or supplement the Joint Proxy Statement or Registration Statement (including by incorporation by reference) to effect such a Redfish Recommendation Change or Dorado Adverse Recommendation Change, and in such event, this right of approval will apply only with respect to information relating to the other party or its business, financial condition or results of operations.
          (e) Redfish, acting through the Redfish Board of Directors, shall, in accordance with applicable law and Redfish’s certificate of incorporation and bylaws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the “Redfish Stockholders Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Redfish Stockholder Approval. The Redfish Board of Directors shall, subject to Section 6.3(b), recommend the adoption and approval of this Agreement at the Redfish Stockholders Meeting (the “Redfish Recommendation”), include such recommendation in the Joint Proxy Statement and use its reasonable best efforts to obtain the Redfish Stockholder Approval. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 8.1 and in compliance with Section 6.3, Redfish, regardless of whether the Redfish Board of Directors has approved, endorsed or recommended an Acquisition Proposal for Redfish or has withdrawn, modified or amended the Redfish Recommendation, will submit this Agreement for approval by Redfish Stockholders at the Redfish Stockholders Meeting.
          (f) Dorado, acting through the Dorado Board of Directors, shall, in accordance with applicable law and Dorado’s certificate of incorporation and bylaws, duly call, give notice of, convene and hold an annual or special meeting of its stockholders (the “Dorado Stockholders Meeting”) as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Dorado Stockholder Approval. The Dorado Board of Directors shall recommend the adoption and approval of this Agreement at the Dorado Stockholders Meeting (the “Dorado Recommendation”), include such recommendation in the Joint Proxy Statement and use its reasonable best efforts to obtain the Dorado Stockholder Approval. The Dorado Board of Directors may not withhold or withdraw or, in a manner adverse to Redfish, modify or qualify the Dorado Recommendation (or publicly propose to, or publicly state that it intends to, withhold or withdraw or so modify or qualify the Dorado Recommendation) (any such actions being a “Dorado Adverse Recommendation Change”). Notwithstanding the foregoing, at any time prior to obtaining the Dorado Stockholder Approval, and subject to Dorado compliance at all times with the provisions of this Section 6.1(f) and Section 6.6, the Dorado Board of Directors may make a Dorado Adverse Recommendation Change in response to an Intervening Event if the Dorado Board of Directors concludes in good faith (after consultation with outside legal counsel and, if appropriate, its financial advisor) that the failure to take such action would breach its fiduciary duties under applicable law. However, the Dorado Board of Directors will not be entitled to exercise its right to make a Dorado Adverse Recommendation Change unless Dorado provides written notice to Redfish (a “Dorado Notice”), at least four business days before taking such action, of its intention to do so and Dorado otherwise complies with this Section 6.1(f). A Dorado Notice shall include a description of the Intervening Event. If requested by Redfish,

Dorado shall engage in good faith negotiations with Redfish, during the four business day period after Redfish’s receipt of a Dorado Notice, to amend this Agreement in such a manner such that the failure by the Dorado Board of Directors to make a Dorado Adverse Recommendation Change would no longer cause such board to be in breach of its fiduciary duties under applicable law. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 8.1, Dorado will, regardless of whether Dorado has withdrawn, modified or amended the Dorado Recommendation, submit this Agreement for approval by the Dorado Stockholders at the Dorado Stockholders Meeting. The term “Intervening Event” means, with respect to either party, a material event or circumstance that was not known or reasonably foreseeable to the board of directors of such party on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such board of directors as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the board of directors of such party prior to the time at which such party receives the Redfish Stockholder Approval or Dorado Stockholder Approval, as applicable; provided, however, that in no event shall any of the following constitute an Intervening Event: (i) the receipt, existence or terms of an Acquisition Proposal for Dorado or of information or any communication that could lead to any acquisition by Dorado of any business or assets other than Redfish, or any consequence thereof, (ii) any failure to arrange or receive the Financing or any Alternate Financing, or any of the terms or consequences of the Financing or any Alternate Financing, or (iii) any change in, or event or condition generally affecting, the oil and natural gas industry or exploration and production companies, including, without limitation, any change in oil or natural gas prices or price differentials.
          (g) Notwithstanding anything to the contrary contained in this Agreement, Dorado or Redfish, after consultation with the other party hereto, may adjourn or postpone the Dorado Stockholders Meeting or the Redfish Stockholders Meeting, as applicable, to the extent it believes in good faith is necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to its stockholders or, if as of the time for which the Dorado Stockholders Meeting or the Redfish Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are insufficient shares of Dorado Common Stock or Redfish Common Stock, as applicable, represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such meeting or to obtain approval of the matters to be considered thereat, or, regarding the Dorado Stockholders Meeting to the extent Dorado believes in good faith is necessary in order to facilitate securing the Financing as near as practicable to the time of the Dorado Stockholder Meeting.
          (h) Prior to the Effective Time, Dorado shall use all reasonable efforts to obtain authorization for listing on the New York Stock Exchange of the shares of Dorado Common Stock issuable and required to be reserved for issuance in connection with the Merger, subject to official notice of issuance.
          (i) Each of Redfish and Dorado will use reasonable best efforts to hold the Redfish Stockholders Meeting and the Dorado Stockholders Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.
          Section 6.2 Access to Information; Confidentiality.

          (a) To the extent not restricted by third-party agreement or applicable law, each of Dorado and Redfish will afford the other and the other’s employees, representatives, consultants, attorneys, investment bankers, agents, lenders and other advisors reasonable access during normal business hours to all of its facilities, properties, personnel, books and records. Any such investigation shall be conducted in a manner that minimizes any interference with the operations of Dorado and Redfish, as the case may be. Each of Dorado and Redfish may, at their own expense, photocopy information it reviews, subject to applicable third-party approvals. Each of Dorado and Redfish agrees to indemnify and hold the other party harmless from any and all claims and liabilities, including costs and expenses for loss, injury to or death of any representative of Dorado or Redfish, as the case may be, and any loss, damage to or destruction of any property owned by Dorado or Redfish or any other person or entity (including claims or liabilities for loss of use of any property) resulting directly or indirectly from the action or inaction of any of their respective representatives during any visit to the other’s business or property sites prior to the Effective Time, whether pursuant to this Section 6.2 or otherwise. Neither Dorado nor Redfish, nor any of their respective employees, representatives, consultants, attorneys, investment bankers, agents, lenders or other advisors, shall conduct any environmental testing or sampling on any of the business or property sites of the other party prior to the Effective Time without the prior written consent of the other party.
          (b) To the extent permitted by applicable law, in order to facilitate the continuing operation of Redfish by Dorado without disruption and to assist in an achievement of an orderly transition in the ownership and management of Redfish, until the Effective Time, Redfish and Dorado shall cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with employees.
          (c) Any information obtained by either party hereto or its employees, representatives, consultants, attorneys, investment bankers, agents, lenders and other advisors under this Section 6.2 shall be subject to the confidentiality and use restrictions contained in those certain letter agreements between Redfish and Dorado dated September 30, 2009 and October 19, 2009 (the “Confidentiality Agreements”).
          (d) Nothing in this Section 6.2 shall require Dorado or Redfish to provide any information which it reasonably believes it may not provide to the other by reason of applicable law, rules or regulations, which constitutes information protected by attorney/client privilege, or which Dorado or Redfish (or any of their respective subsidiaries) is required to keep confidential by reason of contract, agreement or understanding with third parties in effect on the date hereof.
          Section 6.3 No Solicitation.
          (a) Except as expressly contemplated by this Agreement, neither Redfish nor any of the Redfish Subsidiaries may, and Redfish and the Redfish Subsidiaries shall direct their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives not to, (i) directly or indirectly initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiry or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal for Redfish, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to Redfish or any of the Redfish Subsidiaries or afford access to the properties, books or records of Redfish or any of the Redfish Subsidiaries to any person that has made an Acquisition Proposal for Redfish or to any person in contemplation of an Acquisition Proposal for Redfish, or (iii) accept an Acquisition Proposal for Redfish or enter into any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal for Redfish (other than an Acceptable Confidentiality Agreement permitted pursuant to this Section 6.3) or (B) requiring, intended to cause, or which could reasonably be expected to cause Redfish to abandon, terminate or fail to consummate the Merger (any agreement, arrangement or understanding referred to in this clause (iii), an “Acquisition Agreement”). Any violation of any of the foregoing restrictions by any Redfish Subsidiary, by any director or executive officer of Redfish, or by any other representative of Redfish or any Redfish Subsidiary acting at the direction of the Redfish Board of Directors or any director or executive officer of Redfish, will constitute a breach of this Agreement by Redfish. Notwithstanding anything to the contrary in this Agreement, Redfish and the Redfish Board of Directors may take any action described in clause (ii) or (iii) of this Section 6.3(a) with respect to a third party if at any time after the execution of this Agreement and prior to obtaining the Redfish Stockholder Approval (w) Redfish receives a written Acquisition Proposal for Redfish from that third party (and an Acquisition Proposal for Redfish from that third party was not during that time period initiated, solicited, knowingly encouraged or knowingly facilitated in violation of this Section 6.3 by Redfish, by any Redfish Subsidiary, by any executive officer or director of Redfish, or by any other representative of Redfish or any Redfish Subsidiary acting at the direction of the Redfish Board of Directors or any director or executive officer of Redfish), and (x) the Redfish Board of Directors determines in good faith (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal, but Redfish may not deliver any information to that third party without entering into an Acceptable Confidentiality Agreement and (y) Redfish has previously disclosed or concurrently discloses or makes available the same information, if any, to Dorado as it makes available to that third party and provides to Dorado a copy of the Acceptable Confidentiality Agreement that Redfish entered into with that third party. Nothing contained in this Section 6.3 shall prohibit Redfish or the Redfish Board of Directors from taking and disclosing to the Redfish Stockholders a position with respect to an Acquisition Proposal for Redfish contemplated by Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, that is not coupled with an express rejection of any applicable Acquisition Proposal for Redfish or an express reaffirmation of its recommendation to its stockholders in favor of the Merger shall be deemed to be a Redfish Adverse Recommendation Change. Any action permitted by this Section 6.3(a) shall not constitute a breach of Redfish’s representations, warranties or covenants in this Agreement.
          (b) Neither (i) the Redfish Board of Directors nor any committee thereof may directly or indirectly (A) withdraw (or amend or modify in a manner adverse to Dorado), or propose publicly to withdraw (or amend or modify in a manner adverse to Dorado), the approval, recommendation or declaration of advisability by the Redfish Board of Directors or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal for Redfish (any action described in this clause (i) being referred to as a “Redfish Adverse Recommendation Change”) nor (ii) shall Redfish or any of the Redfish Subsidiaries execute or enter into an Acquisition Agreement. Notwithstanding the foregoing or Section 6.3(e), at any time prior to obtaining the Redfish Stockholder Approval, and subject to Redfish’s compliance at all times with the provisions of this Section 6.3 and Section 6.6, the Redfish Board of Directors may (v) in response to a Superior Proposal, make a Redfish Adverse Recommendation Change and enter into an Acquisition Agreement but only so long as Redfish terminates this Agreement pursuant to, and concurrently complies with all the provisions of, Section 8.1(d)(ii) and 8.3 and (w) make a Redfish Adverse Recommendation Change in response to an Intervening Event if the Redfish Board of Directors concludes in good faith (after consultation with outside legal counsel) that the failure to take such action would breach its fiduciary duties under applicable law. However, the Redfish Board of Directors will not be entitled to exercise its right to make a Redfish Adverse Recommendation Change unless Redfish provides written notice to Dorado (a “Redfish Notice”), at least four business days before taking such action, of its intention to do so and Redfish otherwise complies with this Section 6.3(b). A Redfish Notice shall (i) if the Redfish Board of Directors intends to make a Redfish Adverse Recommendation Change in response to an Acquisition Proposal for Redfish that constitutes a Superior Proposal, specify the material terms and conditions of that Superior Proposal and identify the person or group making that Superior Proposal, or (ii) if the Redfish Board of Directors intends to make a Redfish Adverse Recommendation Change in response to an Intervening Event, include a description of the Intervening Event. Redfish will not be entitled to exercise its right to make a Redfish Adverse Recommendation Change under clause (v) above and enter into an Acquisition Agreement in response to a Superior Proposal (x) until four business days after Redfish provides a Redfish Notice to Dorado and (y) if during that four business day period, Dorado proposes any alternative transaction (including any modifications to the terms of this Agreement), unless the Redfish Board of Directors determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal, and regulatory terms and conditions of that alternative transaction proposal) that such alternative transaction proposal is not at least as favorable to the Redfish Stockholders as the Superior Proposal (it being understood that any change in the financial or other material terms of a Superior Proposal in response to any alternative transaction proposal (including any modifications to the terms of this Agreement) by Dorado will require a new Redfish Notice and a new two business day period under this Section 6.3(b)). If requested by Dorado, Redfish shall engage in good faith negotiations with Dorado, during the four or two business day period after Dorado’s receipt of a Redfish Notice specifying that the Redfish Board of Directors intends to make a Redfish Adverse Recommendation Change in response to an Intervening Event, to amend this Agreement in such a manner such that the failure by the Redfish Board of Directors to make a Redfish Adverse Recommendation Change would no longer cause such board to be in breach of its fiduciary duties under applicable law. Notwithstanding anything in this Agreement to the contrary, disclosure (including without limitation the public disclosure) by Redfish of any Acquisition Proposal for Redfish and the operation of this Agreement with respect thereto shall not be deemed to be a Redfish Adverse Recommendation Change, so long as Redfish includes in any such disclosure a statement that the Redfish Board of Directors has not changed its recommendation with respect to this Agreement.

     (c) In addition to the obligations of Redfish and Dorado set forth in paragraphs (a) and (b) of this Section 6.3, as promptly as practicable after receipt thereof, Redfish shall advise Dorado in writing of any Acquisition Proposal for Redfish received from any person, and the terms and conditions of such Acquisition Proposal for Redfish, and Redfish shall promptly provide to Dorado copies of any written materials received by Redfish from such person in connection with any of the foregoing, and the identity of the person or group of persons making any such Acquisition Proposal for Redfish. Redfish shall provide simultaneously to Dorado any non-public information concerning itself or the Redfish Subsidiaries provided to any such other person or group in connection with any Acquisition Proposal for Redfish that was not previously provided to Dorado. Redfish shall keep Dorado fully informed of the status of any Acquisition Proposal for Redfish (including the identity of the parties and price involved and any changes to any material terms and conditions thereof). Redfish shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, except, with respect to any such agreement in effect prior to the date hereof, in response to a request therefor from the other party thereto, if that other party initiated the communication that ultimately led to that request, and then only to the extent necessary to enable that other party to make an inquiry, submit a proposal or initiate discussions that, in any such event, would not result from or constitute a violation by Redfish or any of the Redfish Subsidiaries of any of their obligations under this Section 6.3.
     (d) For purposes of this Agreement “Acquisition Proposal,” with respect to any entity, means any bona fide proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that constitute 15% or more of the net revenues, net income or the assets (based on the fair market value thereof) of such entity and its subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities or capital stock of such entity or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of such entity and its subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of such entity or any of its subsidiaries whose business constitutes 15% or more of the net revenues, net income or assets of such entity and its subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement. The term “Superior Proposal” means any bona fide written Acquisition Proposal with respect to Redfish made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share exchange, consolidation or other business combination, (A) 50% or more of the assets of Redfish and the Redfish Subsidiaries, taken as a whole, or (B) 50% or more of the then outstanding equity securities of Redfish, in each case on terms that a majority of the board of directors of Redfish determines in good faith (after consultation with its financial advisors and outside legal counsel, and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modification to the terms of this Agreement) proposed by any other party in response to that Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal) to be more favorable to the Redfish Stockholders (in their capacity as stockholders) than the transactions contemplated hereby and any alternative transaction (including any modification to the terms of this Agreement) proposed by Dorado pursuant to this Section 6.3. For purposes of this Agreement the term “Acceptable Confidentiality Agreement” means a confidentiality agreement executed by Redfish and the applicable counterparty having confidentiality provisions that are at least as favorable to Redfish as those of the Confidentiality Agreements.
     (e) Immediately after the execution and delivery of this Agreement, Redfish will, and will cause the Redfish Subsidiaries to, and Redfish and the Redfish Subsidiaries will use their reasonable best efforts to cause their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, terminate any activities, discussions or negotiations with any parties conducted heretofore with respect to any possible Acquisition Proposal for Redfish. Redfish shall (i) take the necessary steps to inform promptly its officers, directors, investments bankers, attorneys, accountants, financial advisors, agents or other representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 6.3 and (ii) request each person who has heretofore executed a confidentiality agreement in connection with that person’s consideration of acquiring Redfish or any material portion thereof to return or destroy all confidential information heretofore furnished to that person by or on its behalf to the extent such request is permitted or contemplated by that confidentiality agreement.
     Section 6.4 Directors’ and Officers’ Indemnification and Insurance.
     (a) The certificate of incorporation of Dorado and each of its subsidiaries which before the Merger were Redfish Subsidiaries shall contain provisions no less favorable with respect to indemnification and advancement of expenses than are set forth in the certificate of incorporation of Redfish or such Redfish Subsidiary as of the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of this Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of Redfish or any of the Redfish Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by this Agreement).
     (b) From and after the Effective Time, the Surviving Entity, shall, to the fullest extent permitted under applicable law, indemnify and hold harmless and advance expenses to, each present and former director, officer, employee, fiduciary and agent of Redfish and each Redfish Subsidiary and each person who served as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of Redfish or any Redfish Subsidiary (each, together with such person’s heirs, executors or administrators, an “Indemnified Party” and, collectively the “Indemnified Parties”) against all costs and expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, inquiries, liabilities and settlement amounts paid in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent (including, without limitation, any claim arising out of this Agreement or any of the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, for a period of six years after the later of the date of this

Agreement or the Effective Time, in each case to the fullest extent permitted under the DGCL (and shall pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under the DGCL). In the event of any such claim, action, suit, proceeding or investigation, (i) the Indemnified Parties may retain Redfish’s regularly engaged legal counsel or other counsel (including local counsel) satisfactory to them, and Redfish or the Surviving Entity, as the case may be, shall promptly pay the reasonable fees and expenses of such counsel, after statements therefor are received and (ii) Redfish and the Surviving Entity shall use all reasonable efforts in the vigorous defense of any such matter; provided, however, that neither Redfish nor the Surviving Entity shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld, delayed or conditioned); and provided, further, that neither Redfish nor the Surviving Entity shall be obligated pursuant to this Section 6.4(b) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of Redfish or the Surviving Entity; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.
     (c) For a period of six years after the Effective Time, the Surviving Entity shall maintain in effect the current directors’ and officers’ liability insurance policies maintained by Redfish and the Redfish Subsidiaries (provided that the Surviving Entity may substitute therefor third-party policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time; provided, that the Surviving Entity shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by Redfish prior to the date hereof (the amount of which premium is set forth in Schedule 6.4), but in such case shall purchase as much coverage as reasonably practicable for such amount.
     (d) In the event the Surviving Entity or any of its respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 6.4.
     (e) The Surviving Entity shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 6.4.
     (f) The obligations of Redfish and Dorado under this Section 6.4 shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary and agent to whom this Section 6.4 applies without the consent of each affected director, officer, employee, fiduciary or agent (it being expressly agreed that the directors, officers, employees, fiduciaries and agents to whom this Section 6.4 applies shall be third-party beneficiaries of this Section 6.4). The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the certificate of incorporation, bylaws or other governing documents of Redfish or its Subsidiaries, any other indemnification agreement or arrangement, the DGCL or otherwise.
     Section 6.5 Notification of Certain Matters. Redfish shall give prompt notice to Dorado, and Dorado shall give prompt notice to Redfish, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate and (ii) any failure of Redfish or Dorado, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement required to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and this Section 6.5 will not constitute a covenant, obligation or agreement for purposes of Article VIII hereof.
     Section 6.6 Further Action; Best Efforts.
     (a) Upon the terms and subject to the conditions of this Agreement, and subject, in the case of both parties, to Section 6.1, and in the case of Redfish, to Section 6.3 hereof, each of the parties hereto shall cooperate and use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the Merger and the other transactions contemplated hereby, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby, and (iii) vigorously defending or contesting any litigation or administrative proceeding, and seeking to have vacated, lifted, reversed or overturned any order, decree, injunction or ruling (whether temporary, preliminary or permanent) that is in effect, and that seeks to or would prohibit, prevent, enjoin or materially restrain or delay the consummation of the Merger or any of the other transactions contemplated hereby. In furtherance and not in limitation of the foregoing, Dorado and Redfish shall (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable, and in any event within 15 business days of the date hereof, (B) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and in any event, “substantially comply” and certify substantial compliance with any request for additional information (also known as a “second request”) issued pursuant to the HSR Act within 60 days of such request, and (C) take all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable. Notwithstanding any other provision of this Agreement to the contrary, Dorado shall take, or cause to be taken, any and all actions, including the disposition of assets, the taking of mitigating steps or the making of agreements or commitments, required by any Governmental Authority as a condition to the granting of any approval, consent, registration, permit, authorization or other confirmation under the HSR Act or otherwise necessary for the consummation of the Merger or as may be required to avoid, lift, vacate or reverse any legislative, administrative or judicial action that would otherwise prevent or materially restrain or delay the consummation of the Merger.
     (b) Each of Redfish and Dorado shall (i) promptly notify the other of any communication concerning this Agreement, the Merger or the other transactions contemplated hereby to that party or its affiliates from any Governmental Authority and permit the other to review in advance any proposed communication concerning this Agreement, the Merger or the other transactions contemplated hereby to any Governmental Authority; (ii) not participate or agree to participate in any meeting or discussion with any Governmental Authority in respect of any filing, investigation or other inquiry concerning this Agreement, the Merger or the other transactions contemplated hereby unless it consults with the other in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate in such meeting or discussion; and (iii) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its affiliates and representatives on the one hand, and any Governmental Authority or members of any such authority’s staff on the other hand, with respect to this Agreement, the Merger or the other transactions contemplated hereby.
     (c) Each party agrees that, from and after the date hereof and prior to the Effective Time, and except as may be agreed in writing by the other party or as may be expressly permitted pursuant to this Agreement, it shall not, and shall not permit any of its subsidiaries to agree, in writing or otherwise, to take any action which could reasonably be expected to delay the consummation of the Merger or result in the failure to satisfy any condition to consummation of the Merger.
     Section 6.7 Public Announcements. Dorado and Redfish shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the other’s prior written consent, which shall not be unreasonably withheld, conditioned or delayed, except as may be required by law or any listing agreement with a national securities exchange to which Dorado or Redfish is a party.
     Section 6.8 Employee Matters.
     (a) The Surviving Entity shall employ, immediately after the Effective Time, all persons who were employees of Redfish immediately prior to the Effective Time, but except as required by law, the Surviving Entity will have no obligation to continue employing any such employee for any length of time thereafter except pursuant to any agreement that is specifically disclosed on any Schedule referenced in Section 3.11 and identified therein as providing such an exception. All employees and former employees whom the Surviving Entity has decided to continue to employ shall be provided with employee benefits that are comparable to other similarly situated employees of Dorado. The Surviving Entity shall treat the period of employment with Redfish (and with predecessor employers with respect to which Redfish has granted service credit) as employment and service with Dorado and the Surviving Entity for benefit plan eligibility and vesting purposes (but not for purposes of benefit accruals or benefit computations, other than for purposes of vacation, sick pay or other paid time off) for all of the Surviving Entity’s employee benefit plans, programs, policies or arrangements to the extent service with Dorado or the Surviving Entity is recognized under any such plan, program, policy or arrangement, except to the extent such treatment would result in duplicative benefits for the same period of service, to the extent such service is prior to a specific date before which service would not have been credited for employees of Dorado. For the calendar year in which the Effective Time occurs, Dorado agrees to credit each employee of Redfish or any Redfish Subsidiary with an amount of vacation and sick leave equal to the employee’s unused vacation and sick leave under Redfish’s vacation and sick leave policy immediately prior to the Effective Time based on the policy as in effect immediately prior to the Effective Time.
     (b) Under any medical or dental plan covering any employee or former employee of Redfish, there shall be waived, and the Surviving Entity shall cause the relevant insurance carriers and other third parties to waive, restrictions and limitations for any medical condition existing as of the Effective Time of any such employee and his or her eligible dependents for the purpose of any such plan, so long as those persons had the requisite “creditable” service prior to the Effective Time, provided, however, that such treatment shall not apply to a preexisting condition of any employee or former employee of Redfish who was, as of the Effective Time, excluded from participation in a Plan by virtue of such preexisting condition, and provided, further, that any employee or former employee of Redfish whose credited service with Redfish would still subject him or her to an exclusion or waiting period if such service were treated as service with Dorado or the Surviving Entity shall be subject to the exclusion or waiting period until he or she has sufficient aggregate service with the Surviving Entity and Redfish. Further, the Surviving Entity shall offer to each Redfish employee coverage under a group health plan that credits that employee toward the deductibles imposed under the group medical and dental plan of the Surviving Entity, for the year during which the Effective Time occurs, with any deductible already incurred during that year under the relevant Redfish Plan.
     (c) Redfish may pay to each person who is a participant in an annual incentive program (a “Bonus Plan Participant”):
          (i) a cash bonus with respect to calendar year 2009 in an amount equal to the Bonus Plan Participant’s target annual cash incentive opportunity, as determined by the Compensation Committee of the Board of Directors of Redfish on February 9, 2009, or as disclosed to Dorado in writing prior to the execution of this Agreement (except as to any employee of Redfish and any Redfish Subsidiary who was not employed by Redfish or any Redfish Subsidiary, as applicable, prior to 2009 or was not otherwise eligible for full annual incentive bonus in respect of 2008, Redfish shall pay a 2009 annual bonus in an amount commensurate with amounts being paid to other employees of Redfish and any Redfish Subsidiary, as applicable, with similar job titles or responsibilities); and
          (ii) an equity compensation bonus with respect to calendar year 2009 in an amount equal to the Bonus Plan Participant’s target annual equity incentive opportunity, with such equity compensation bonus to be paid solely in the form of restricted shares of Redfish Common Stock (the “Redfish 2009 Bonus Restricted Shares”) valued based on the fair market value of Redfish Common Stock on the date of grant, and granted upon the earlier of (A) the time that annual incentive bonuses for 2009 would be paid in the ordinary course of business or (B) immediately prior to the Effective Time. The Redfish 2009 Bonus Restricted Shares shall be granted under the 2008 Stock Plan on the following terms and conditions:
     (A) vesting of the Redfish 2009 Bonus Restricted Shares will occur over such period of time, but in no event less than four years, and on such terms (consistent with past practices but as modified by Section 6.8(c)(ii)(B) below) as the Compensation Committee of the Redfish Board of Directors shall determine at the time of grant;
     (B) the Redfish 2009 Bonus Restricted Shares shall not vest upon the occurrence of the Effective Time, but shall convert at the Effective Time into a number of restricted shares of Dorado Common Stock (“Converted Restricted Shares”) determined by multiplying the number of shares of Redfish Common Stock subject to such grant by the Exchange Ratio;
     (C) notwithstanding (A) above, the Converted Restricted Shares shall vest immediately in full upon the termination of the applicable Bonus Plan Participant’s employment by the Surviving Entity or an affiliate without Cause or due to such participant’s Resignation for Good Reason within the meaning of the Employee Severance Protection Plan.
          (iii) Within 30 days following the Effective Time, the Compensation Committee of the Dorado Board of Directors shall grant to each Bonus Plan Participant who remains employed by the Surviving Entity or an affiliate following the Effective Time an award consistent with awards granted to similarly situated Dorado employees in accordance with Dorado’s past practices.
     (d) With respect to calendar year 2010, the target annual incentive opportunity for each Bonus Plan Participant shall be the same as such target for calendar year 2009, and any Bonus Plan Participant who is terminated following the Effective Time and prior to the date on which annual bonuses for 2010 are paid to Dorado employees in the ordinary course as a result of an involuntary termination without Cause or Resignation for Good Reason (within the meaning of the Employee Severance Protection Plan) shall receive a bonus payout for 2010 in an amount at least equal to the Bonus Plan Participant’s target annual incentive opportunity (including for this purposes the cash equivalent of any options or restricted stock that would have been payable in respect of performance during calendar year 2010), prorated based on the number of days that have elapsed in calendar year 2010 through the date on which the termination of employment occurs, with such bonus paid in cash within 10 days following termination of employment. With respect to any employees of Redfish and any Redfish Subsidiary who was not employed by Redfish or any Redfish Subsidiary, as applicable, prior to 2010 or was not otherwise eligible for full annual incentive bonus in respect of 2009, Redfish shall set an annual incentive opportunity in an amount commensurate with amounts being paid to other employees of Redfish and any Redfish Subsidiary, as applicable, with similar job titles or responsibilities.
     (e) Dorado hereby acknowledges that a “Change in Control” within the meaning of the Employee Severance Protection Plan, the 2000 Stock Plan, the 2008 Stock Plan and the Long-Term Incentive Plan of the MLP General Partner will occur at the Effective Time. Notwithstanding anything in this Agreement to the contrary, Dorado shall honor all of the terms and conditions of the Employee Severance Protection Plan, the 2000 Stock Plan, the 2008 Stock Plan, the Partnership Agreement and the Long-Term Incentive Plan of the MLP General Partner, without any adverse effect on any employee or former employee of Redfish or any Redfish Subsidiary.
     (f) Dorado hereby agrees to operate and implement and/or cause the Surviving Entity to operate and implement the Employee Severance Protection Plan in compliance with Section 409A of the Code to the extent applicable and to the extent such plan document is in compliance therewith as of January 1, 2009, and acknowledges that such plan may not be amended or terminated prior to the second anniversary of the Merger without the express consent of employees covered thereby or as may be required in order to comply with applicable law.
     (g) Prior to the Effective Time, if requested by Dorado, Redfish will take such action as is necessary to terminate the Redfish 401(k) Plan and will take all necessary action to ensure that each Redfish employee is fully vested in his or her account balance under the Redfish 401(k) Plan. As soon as practicable following IRS approval of the termination of the Redfish 401(k) Plan, the assets thereof shall be distributed and Dorado shall permit Redfish employees employed by Dorado to roll any eligible rollover distributions (and loans under the Redfish 401(k) Plan) into Dorado’s 401(k) Plan. If the Redfish 401(k) Plan is terminated, employees of Redfish shall be eligible as of the Effective Time to participate in Dorado’s 401(k) Plan.
     Section 6.9 Section 16 Matters. Prior to the Effective Time, Redfish and Dorado shall take steps reasonably necessary to cause dispositions of shares of Redfish Common Stock (including derivative securities) and acquisitions of Dorado Common Stock (including derivative securities) pursuant to the Merger by each individual who is subject to Section 16 of the Exchange Act, or will become subject to such reporting requirements with respect to Dorado, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
     Section 6.10 Redfish Indebtedness. The parties agree and acknowledge that within 30 days after the consummation of the Merger, Dorado shall make “change of control” purchase offers to the holders of each series of Redfish’s senior subordinated notes in the manner, at the times and otherwise in compliance with the requirements set forth in the respective applicable indentures and shall purchase the notes of any such holders who properly tender their notes pursuant to such offers.
     Section 6.11 Financing.
     (a) Dorado shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the financing necessary for the Funds (the “Financing”) on the terms and conditions described in the Commitment Letter, including using its reasonable best efforts to (i) satisfy on a timely basis all terms, covenants and conditions set forth in the Commitment Letter; (ii) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Commitment Letter; (iii) enforce its rights under the Commitment Letter; and (iv) consummate the Financing on or prior to the Outside Date. Dorado will furnish correct and complete copies of all such definitive agreements to Redfish promptly upon their execution.
     (b) Dorado shall keep Redfish informed with respect to all material activity concerning the status of the Financing contemplated by the Commitment Letter and shall give Redfish prompt notice of any material adverse change with respect to such Financing. Without limiting the generality of the foregoing, Dorado agrees to notify Redfish promptly, and in any event within two business days, if at any time (i) the Commitment Letter shall expire or be terminated, rescinded or withdrawn for any reason, (ii) any financing source that is a party to the Commitment Letter notifies Dorado that such source no longer intends to provide financing to Dorado on the terms set forth therein or (iii) for any reason Dorado no longer believes in good faith that it will be able to obtain all or any portion of the Funds on the terms set forth in the Commitment Letter. Dorado shall not, and shall not permit any of its affiliates to, without the prior written consent of Redfish, take or fail to take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that could reasonably be expected to breach or make untrue any representation or warranty contained in the Commitment Letter or otherwise impair, delay or prevent consummation of the Financing contemplated by the Commitment Letter. Dorado shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would prevent, impair or delay the consummation of transactions contemplated by this Agreement without the prior written consent of Redfish.
     (c) If any portion of the Funds becomes unavailable or the Commitment Letter therefor shall be terminated, rescinded, withdrawn or modified in a manner materially adverse to Dorado for any reason, Dorado shall use its reasonable best efforts to arrange to obtain alternative financing for the Funds from alternative sources (“Alternate Financing”) and to obtain, and, if obtained, will provide Redfish a copy of, a new financing commitment that provides for at least the amount of the Funds on terms and conditions (including termination rights and funding conditions) no less favorable to Dorado, in the aggregate, than those included in such prior commitment letter (“New Commitment Letter”). To the extent applicable, Dorado shall use its reasonable best efforts to take, or cause to be taken, all action necessary, proper or advisable to arrange promptly and consummate the Alternate Financing on the terms and conditions described in any New Commitment Letter, including compliance with the provisions of paragraphs (a) and (b) of this Section 6.11, which shall apply to any New Commitment Letter. Redfish acknowledges that Dorado’s compliance with the provisions of this Section 6.11(c) with respect to Alternate Financing will not constitute a breach of the representations and warranties of Dorado in Section 4.9.
     (d) Dorado shall publicly announce, not later than the Determination Date, (i) whether or not it has entered into binding definitive agreements for the Financing and (ii) if it has entered into such agreements, whether or not all conditions to the obligations of the lenders to consummate the Financing under such definitive agreements on the Closing Date shall have been satisfied or waived as of the date of such announcement (excluding for this purpose any conditions that by their nature can be satisfied only at the time of consummation of the Financing, provided that such excluded conditions would be satisfied or capable of satisfaction if the date of such consummation were the date of such announcement).
     Section 6.12 Authorization for Shares and Stock Exchange Listing. Prior to the Effective Time, Dorado shall have taken all action necessary to permit it to issue the number of shares of Dorado Common Stock required to be issued pursuant to this Agreement. Dorado shall use its best efforts to cause the shares of Dorado Common Stock to be issued as contemplated hereby and the shares of Dorado Common Stock to be reserved for issuance upon exercise of Options to be approved for listing on the National Securities Exchange, subject to official notice of issuance, prior to the Closing Date.
     Section 6.13 Rights Agreement. Prior to the Effective Time, the Redfish Board of Directors shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Rights Agreement) necessary so that (a) none of the execution and delivery of this Agreement, the conversion of shares of Redfish Common Stock into the right to receive the Merger Consideration in accordance with this Agreement, and the consummation of the Merger or any other transaction contemplated by this Agreement hereby will cause (i) the Redfish Rights to become exercisable under the Rights Agreement, (ii) Dorado or any of its affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement), (iii) the provisions of Section 11 or Section 13 of the Rights Agreement to become applicable to any such event or (iv) the “Distribution Date” or the “Stock Acquisition Date” (each as defined in the Rights Agreement) to occur upon any such event, and (b) the “Final Expiration Date” (as defined in the Rights Agreement) of the Redfish Rights will occur immediately prior to the Effective Time so that the Redfish Rights will expire immediately prior to the Effective Time. Without the prior written consent of Dorado, neither the Redfish Board of Directors nor Redfish shall take any other action to terminate the Rights Agreement, redeem the Redfish Rights, cause any person not to be or become an “Acquiring Person” or otherwise amend the Rights Agreement in a manner, or take any other action under the Rights Agreement, adverse to Dorado or its affiliates.
     Section 6.14 State Takeover Laws. If any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement, Redfish and the Redfish Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.
     Section 6.15 Stockholder Litigation. Redfish shall give Dorado the opportunity to participate in the defense or settlement of any stockholder litigation against Redfish and/or its directors or officers relating to the transactions contemplated by this Agreement. Redfish agrees that it shall not settle or offer to settle any litigation commenced on or after the date hereof against Redfish or any of its directors or officers by any stockholder of Redfish relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Dorado (such consent not to be unreasonably withheld, conditioned or delayed).
     Section 6.16 Reorganization.
     (a) Each of Dorado and Redfish shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and to obtain the Tax opinions described in Section 7.2(d) and Section 7.3(d). Dorado and Redfish shall file all Tax Returns consistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code and in particular as a transaction described in Section 368(a)(1)(A) of the Code. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Sec. 1.368-2(g).
     (b) Dorado shall deliver to Baker Botts L.L.P. and Baker & Hostetler LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Dorado, containing representations of Dorado and Redfish shall deliver to Baker Botts L.L.P. and Baker & Hostetler LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Redfish, containing representations of Redfish, in each case as shall be reasonably necessary or appropriate to enable Baker Botts L.L.P. and Baker & Hostetler LLP to render the opinions described in Section 7.2(d) and Section 7.3(d). Each of Dorado and Redfish shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 6.16.
     Section 6.17 Comfort Letters.
     (a) In connection with the information regarding Redfish and the Redfish Subsidiaries or the Merger provided by Redfish specifically for inclusion in, or incorporation by reference into, the Joint Proxy Statement and the Registration Statement, Redfish shall use its reasonable best efforts to cause to be delivered to Dorado a letter of Ernst & Young, dated the date on which the Registration Statement becomes effective and addressed to Dorado, in form and substance reasonably satisfactory to Dorado and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement on Form S-4.
     (b) In connection with the information regarding Dorado and the Dorado Subsidiaries or the Merger provided by Dorado specifically for inclusion in, or incorporation by reference into, the Joint Proxy Statement and the Registration Statement, Dorado shall use its reasonable best efforts to cause to be delivered to Redfish a letter of PricewaterhouseCoopers LLP, dated the date on which the Registration Statement becomes effective and addressed to Redfish, in form and substance reasonably satisfactory to Redfish and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement on Form S-4.
     Section 6.18 Financing Cooperation.

     (a) Redfish shall provide, and shall cause the Redfish Subsidiaries to provide, and shall use its reasonable best efforts to cause each of its and their respective representatives, including legal, tax, regulatory and accounting, to provide, all cooperation reasonably requested by Dorado and/or the Financing Sources in connection with the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Redfish and the Redfish Subsidiaries), including, but not limited to:
     (i) providing information relating to Redfish and the Redfish Subsidiaries to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of Dorado and Redfish customary for such financing or reasonably necessary for the completion of the Financing by the Financing Sources) to the extent reasonably requested by Dorado to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter;
     (ii) participating in a reasonable number of meetings, presentations, due diligence sessions (including accounting due diligence sessions) and sessions with the rating agencies;
     (iii) assisting in the preparation of documents and materials, including, but not limited to, (A) any customary offering documents, bank information memoranda, prospectuses and similar documents (including historical and pro forma financial statements and information) for any of the Financing, and (B) materials for rating agency presentations;
     (iv) cooperating with the marketing efforts for any of the Financing (including consenting to the use of Redfish’s and the Redfish Subsidiaries’ logos; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Redfish or the Redfish Subsidiaries or the reputation or goodwill of Redfish or any of the Redfish Subsidiaries);
     (v) executing and delivering (or using reasonable best efforts to obtain from its advisors), and causing the Redfish Subsidiaries to execute and deliver (or use reasonable best efforts to obtain from its advisors), customary certificates, accounting comfort letters (including consents of accountants for use of their reports in any materials relating to the Financing), legal opinions or other documents and instruments relating to guarantees and other matters ancillary to the Financing as may be reasonably requested by Dorado as necessary and customary in connection with the Financing;
     (vi) assisting in (A) the preparation of one or more credit agreements, currency or interest hedging agreements, or other agreements or (B) the preparation of one or more amendments of any of Redfish’s or Redfish Subsidiaries’ existing credit agreements, currency or interest hedging agreements, or other agreements, in each case, on terms satisfactory to Dorado and that are reasonably requested by Dorado in connection with the Financing; provided that no obligation of Redfish or any of the Redfish Subsidiaries under any such agreements or amendments shall be effective until the Effective Time;
     (vii) as promptly as practicable, furnishing Dorado and the Financing Sources with all financial and other information regarding Redfish and the Redfish Subsidiaries as may be reasonably requested by Dorado and/or the Financing Sources to assist in preparation of customary offering or information documents to be used for the completion of the Financing as contemplated by the Commitment Letter;
     (viii) using its reasonable best efforts, as appropriate, to have its independent accountants provide their reasonable cooperation and assistance;
     (ix) using its reasonable best efforts to permit any cash and marketable securities of Redfish and the Redfish Subsidiaries (other than the MLP and its subsidiaries) to be made available to the Dorado at the Closing;
     (x) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about Redfish or its affiliates or securities;
     (xi) using its reasonable best efforts to ensure that the Financing Sources benefit from the existing lending relationships of Redfish and the Redfish Subsidiaries;
     (xii) providing audited consolidated financial statements of Redfish covering the three (3) fiscal years immediately preceding the Closing for which audited consolidated financial statements are currently available, unaudited financial statements (excluding footnotes) for any interim period or periods of Redfish ended after the date of the most recent audited financial statements and at least 45 days prior to the Closing Date (within 45 days after the end of each such period); and
     (xiii) cooperating reasonably with Dorado’s Financing Sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of Redfish;
provided, that, until the Effective Time occurs, neither Redfish nor any of the Redfish Subsidiaries shall:
   (1) be required to pay any commitment or other similar fee;
   (2) have any liability or any obligation under any credit agreement or any related document or any other agreement or document related to the Financing (or alternative financing that Dorado may raise in connection with the transactions contemplated by this Agreement); or

   (3) be required to incur any other liability in connection with the Financing (or any alternative financing that Dorado may raise in connection with the transactions contemplated by this Agreement) unless reimbursed or indemnified by Dorado to the reasonable satisfaction of Redfish; provided, further, that:
   (I) all non-public or other confidential information provided by Redfish or any of its representatives pursuant to this Section 6.18 shall be kept confidential in accordance with the Confidentiality Agreements, except that Dorado shall be permitted to disclose such information to potential syndicate members during syndication, subject to customary confidentiality undertakings by such potential syndicate members; and
   (II) Redfish shall be permitted a reasonable period to comment on any documents or other information circulated to potential financing sources that contain or are based upon any such non-public or other confidential information.
          (b) Dorado (A) shall promptly, upon request by Redfish, reimburse Redfish for all reasonable out of pocket costs (including reasonable attorneys’ fees) incurred by Redfish, any of the Redfish Subsidiaries or their respective representatives in connection with the cooperation of Redfish and the Redfish Subsidiaries and their representatives contemplated by this Section 6.18, (B) acknowledges and agrees that Redfish, the Redfish Subsidiaries and their respective representatives shall not have any responsibility for, or incur any liability to any person prior to the Effective Time under, the Financing or any alternative financing that Dorado may raise in connection with the transactions contemplated by this Agreement and (C) shall indemnify and hold harmless Redfish, the Redfish Subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information regarding Dorado used in connection therewith.
ARTICLE VII
CONDITIONS TO THE MERGER
          Section 7.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions:
          (a) Stockholder Approval. Each of the Redfish Stockholder Approval and the Dorado Stockholder Approval shall have been obtained.
          (b) HSR Approval. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.
          (c) No Order. No foreign, United States or state Governmental Authority or court of competent jurisdiction shall have promulgated, enacted or issued any statute, rule, regulation, order, decree, injunction or ruling (whether temporary, preliminary or permanent) which remains in effect and prohibits, prevents or otherwise enjoins the consummation of the Merger.

     (d) Listing of Dorado Common Stock. The shares of Dorado Common Stock issuable to Redfish Stockholders pursuant to this Agreement shall have been authorized for listing on the National Securities Exchange upon official notice of issuance.
     (e) Effectiveness of Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.
     Section 7.2 Additional Conditions to the Obligation of Redfish. Unless waived by Redfish in accordance with Section 8.5, the obligation of Redfish to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:
     (a) Dorado shall have performed in all material respects all of its covenants required to be performed by it under the Agreement at or prior to the Closing Date;
     (b) (i) the representations and warranties of Dorado contained in the first sentence of Section 4.1 (Corporate Organization) and in Sections 4.2 (Organizational Documents), 4.3 (Capitalization) and 4.4(a) (Authority) shall be true and correct in all material respects (except for representations and warranties in any such sections qualified as to materiality or Dorado Material Adverse Effect, which shall be true and correct in all respects) at and as of the Closing Date as though made on or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) the representations and warranties of Dorado in Article IV of this Agreement other than those specified in the preceding clause (i) shall be true and correct (without giving effect to any qualification as to materiality or Dorado Material Adverse Effect) at and as of the Closing Date as though made on or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, with respect to the representations and warranties referred to in this clause (ii), where the failure of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Dorado Material Adverse Effect) would not, individually or in the aggregate, have a Dorado Material Adverse Effect;
     (c) Redfish shall have received a certificate signed on behalf of Dorado by an executive officer of Dorado to the effect that the conditions in clauses (a) and (b) of this Section 7.2 above have been satisfied;
     (d) Redfish shall have received an opinion (reasonably acceptable in form and substance to Redfish) from Baker Botts L.L.P., dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Dorado and Redfish will be a party to such reorganization within the meaning of Section 368(b) of the Code, and that opinion shall not have been withdrawn, revoked or modified; that opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 6.16; and
     (e) From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations, business or properties of Dorado and the Dorado Subsidiaries that constitutes or is reasonably likely to constitute a Dorado Material Adverse Effect.
     Section 7.3 Additional Conditions to the Obligations of Dorado. Unless waived by Dorado in accordance with Section 8.5, the obligation of Dorado to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:
     (a) (i) the representations and warranties of Redfish contained in the first, second and fourth sentences of Section 3.1 (Organization and Qualification; Subsidiaries) and in Sections 3.2 (Organizational Documents), 3.3 (Capitalization), 3.4(a) (Authority), 3.25 (State Takeover Laws) and 3.26 (Rights Agreement) shall be true and correct in all material respects (except for representations and warranties in any such sections qualified as to materiality or a Redfish Material Adverse Effect, which shall be true and correct in all respects) at and as of the Closing Date as though made on or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (ii) the representations and warranties of Redfish in Article III of this Agreement other than those specified in the preceding clause (i) shall be true and correct (without giving effect to any qualification as to materiality or a Redfish Material Adverse Effect) at and as of the Closing Date as though made on or as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, with respect to the representations and warranties referred to in this clause (ii), where the failure of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or a Redfish Material Adverse Effect) would not, individually or in the aggregate, have a Redfish Material Adverse Effect;
     (b) Redfish shall have performed in all material respects all of its covenants required to be performed by it under this Agreement at or prior to the Closing Date;
     (c) Dorado shall have received a certificate signed on behalf of Redfish by an executive officer of Redfish to the effect that the conditions in clauses (a) and (b) of this Section 7.3 above have been satisfied;
     (d) Dorado shall have received an opinion (reasonably acceptable in form and substance to Dorado) from Baker & Hostetler LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Dorado and Redfish will be a party to such reorganization within the meaning of Section 368(b) of the Code, and that opinion shall not have been withdrawn, revoked or modified; that opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 6.16; and
     (e) From the date of this Agreement through the Closing, there shall not have occurred any change in the condition (financial or otherwise), operations, business or properties of Redfish and the Redfish Subsidiaries that constitutes or is reasonably likely to constitute a Redfish Material Adverse Effect.

     (f) Dorado shall have received the Financing or the Alternate Financing pursuant to the transactions contemplated by this Agreement, but this condition will be considered satisfied if the applicable lenders’ failure to make the Financing or the Alternate Financing available is a result of a breach by Dorado of any of its obligations under this Agreement.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Redfish Stockholder Approval:
     (a) by mutual written agreement of Dorado and Redfish; or
     (b) by Dorado or Redfish, if:
     (i) the Merger shall not have been consummated on or before May 31, 2010 (the “Outside Date”); provided, however, that neither Dorado, on the one hand, nor Redfish, on the other hand, shall be entitled to terminate this Agreement under this clause (b)(i) if such party’s breach of any provision of this Agreement has contributed to, or otherwise resulted in, the failure of the Merger to occur on or before the Outside Date; or
     (ii) a court of competent jurisdiction or other Governmental Authority shall have issued a final, non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Merger; provided, that the party seeking to terminate this Agreement pursuant to this clause (b)(ii) shall have complied in all material respects with its obligations in Section 6.6; or
     (iii) this Agreement shall not have been adopted by Redfish’s stockholders by reason of the failure to obtain the requisite Redfish Stockholder Approval at the Redfish Stockholders Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to Redfish where the failure to obtain the Redfish Stockholder Approval shall have been caused by the action or failure to act of Redfish and such action or failure to act constitutes a material breach by Redfish of this Agreement; or
     (iv) this Agreement shall not have been adopted by Dorado’s stockholders by reason of the failure to obtain the requisite Dorado Stockholder Approval at the Dorado Stockholders Meeting; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Dorado where the failure to obtain the Dorado Stockholder Approval shall have been caused by the action or failure to act of Dorado and such action or failure to act constitutes a material breach by Dorado of this Agreement; or

     (v) the condition set forth in Section 7.3(f) is not satisfied on or before the Outside Date; or
          (c) by Dorado if Redfish shall have materially breached any of its representations or warranties in this Agreement or materially failed to perform any of its covenants in this Agreement such that the conditions set forth in Section 7.3(a) or 7.3(b) are not capable of being satisfied, and such breach or failure to perform has not been cured or waived prior to the earlier of (A) 30 days following notice of such breach or failure to Redfish and (B) the Outside Date; provided, that Dorado shall have no right to terminate this Agreement pursuant to this clause (c) if Dorado is then in material breach of any of its representations or warranties in this Agreement or has failed to perform in any material respect any of its covenants in this Agreement; or
          (d) by Redfish, if:
     (i) Dorado shall have materially breached any of its representations or warranties in this Agreement or materially failed to perform any of its covenants in this Agreement such that the conditions set forth in Section 7.2(a) and 7.2(b) are not capable of being satisfied, and such breach or failure to perform shall not have been cured or waived prior to the earlier of (A) 30 days following notice of such breach or failure to Dorado and (B) the Outside Date; provided, that Redfish shall not have the right to terminate this Agreement pursuant to this clause (d)(i) if Redfish is then in material breach of any of its representations or warranties in this Agreement or has failed to perform in any material respect any of its covenants in this Agreement; or
     (ii) prior to obtaining the Redfish Stockholder Approval, the Redfish Board of Directors shall have effected a Redfish Adverse Recommendation Change and authorized Redfish to enter into a binding definitive agreement in respect of a Superior Proposal.
          Section 8.2 Effect of Termination. In the event that the Effective Time does not occur as a result of any party hereto exercising its rights to terminate this Agreement pursuant to this Article VIII, then this Agreement shall be null and void and, except as provided in Sections 8.3 and 9.1 or as otherwise expressly provided herein, no party shall have any rights or obligations under this Agreement, except that nothing herein shall relieve any party from liability for any wrongful failure or refusal to perform or observe in any material respect any agreement or covenant contained herein. In the event the termination of this Agreement results from the wrongful failure or refusal of any party to perform in any material respect any agreement or covenant herein, then the other party shall be entitled to all remedies available at law or in equity and shall be entitled to recover court costs and reasonable attorneys’ fees in addition to any other relief to which such party may be entitled. In the event that a party wrongfully terminates or repudiates this Agreement or wrongfully fails to consummate the Merger, the remedies available to the other party in equity shall include specific performance as set forth in Section 9.8 of this Agreement and such other remedies as may be available to the other party at law.

          Section 8.3 Fees and Expenses.
(a) (i) If this Agreement is terminated by Redfish pursuant to Section 8.1(d)(ii), Redfish shall pay Dorado a fee of $120 million. Redfish shall pay that amount in cash by wire transfer (to an account designated in writing by Dorado) in immediately available funds not later than two business days after the occurrence of that termination.
     (ii) If this Agreement is terminated by either Redfish or Dorado pursuant to Section 8.1(b)(iii), Redfish shall pay to Dorado a fee of $60 million. Redfish shall pay that amount in cash by wire transfer (to an account designated in writing by Dorado) in immediately available funds not later than two business days after the occurrence of that termination.
     (iii) If this Agreement is terminated pursuant to Section 8.1(b)(iv), Dorado shall pay to Redfish a fee of $60 million. Dorado shall pay that amount in cash by wire transfer (to an account designated in writing by Redfish) in immediately available funds not later than two business days after the occurrence of that termination.
(b) (i) If (x) either Dorado or Redfish terminates this Agreement pursuant to Section 8.1(b)(iii), (y) at the time of the Redfish Stockholders Meeting there has been publicly announced or disclosed a bona fide Acquisition Proposal for Redfish (but any reference in the definition of Acquisition Proposal to 15% will be deemed to be a reference to 50% for the purpose of all uses of such term in this clause (b)) that has not been withdrawn prior to the fifth business day preceding the Redfish Stockholders Meeting and (z) within 12 months after the date of the Redfish Stockholders Meeting, a transaction constituting an Acquisition Proposal for Redfish is consummated or Redfish enters into an agreement with respect to a transaction constituting an Acquisition Proposal for Redfish that is consummated, then Redfish shall pay Dorado a fee of $120 million in cash by wire transfer of immediately available funds not later than two business days following the consummation of such transaction.
     (ii) If (x) Dorado terminates this Agreement pursuant to Section 8.1(c) or has the right, at the time, to terminate this Agreement pursuant to Section 8.1(b)(i) (other than by failure of the condition set forth in Section 7.3(f)) (irrespective of whether Redfish is the terminating party pursuant to Section 8.1(b)(i)), (y) at the time of that termination there has been publicly announced or disclosed a bona fide Acquisition Proposal for Redfish that has not been withdrawn prior to such termination (or, in the case of such termination pursuant to Section 8.1(b)(i), prior to the fifth business day preceding that termination) and (z) within 12 months after the date of that termination, a transaction constituting an Acquisition Proposal for Redfish is consummated or Redfish enters into an agreement with respect to a transaction constituting an Acquisition Proposal for Redfish that is consummated, then Redfish shall pay Dorado a fee of $120 million in cash by wire transfer of immediately available funds not later than two business days following the consummation of that transaction.
(c) (i) If (x) either Redfish or Dorado terminates this Agreement pursuant to Section 8.1(b)(iv), (y) Dorado does not at the time of the Dorado Stockholder Meeting have a right to terminate this Agreement pursuant to Section 8.1(c), 8.1(b)(ii) or 8.1(b)(iii) and (z) as of the second business day prior to the date on which the Dorado Stockholder Meeting is held (the “Determination Date”), either (a) Dorado has not entered into binding definitive agreements for the Financing or the Alternate Financing or (b) Dorado has entered into definitive agreements for the Financing or the Alternate Financing but one or more conditions to the obligations of the lenders to consummate the Financing or Alternate Financing under such definitive agreements on the Closing Date shall not have been satisfied or waived (other than conditions that, by their nature, can be satisfied only at the Closing but which conditions would be satisfied if the Closing Date were the Determination Date), and Dorado has failed, in the public announcement required pursuant to Section 6.11(d), (A) to publicly announce that it has received a letter from the Financing Sources or the sources of Alternative Financing confirming their expectation that the Funds will be made available by the Outside Date, or (B) to reaffirm publicly the affirmations set forth in the next-to-last sentence of Section 4.27 hereof, then Dorado shall pay Redfish a fee of $300 million (the “Financing Termination Fee”) in cash by wire transfer (to an account designated in writing by Redfish) in immediately available funds not later than two business days after the occurrence of that termination.
     (ii) If (x) either Redfish or Dorado terminates this Agreement pursuant to Section 8.1(b)(i), and all of the conditions to Closing set forth in Article VII have been satisfied or waived on or prior to the date of such termination (other than the condition set forth in Section 7.3(f) and conditions that, by their nature, can be satisfied only at the Closing but which conditions would be satisfied if the Closing Date were the date of such termination), or (y) either Redfish or Dorado terminates this Agreement pursuant to Section 8.1(b)(v), then Dorado shall pay Redfish the Financing Termination Fee in cash by wire transfer (to an account designated in writing by Redfish) in immediately available funds not later than two business days after the occurrence of that termination.
     (iii) Redfish agrees that in the event that the Financing Termination Fee is paid to Redfish pursuant to Section 8.3(c)(i) or 8.3(c)(ii), the payment of such Financing Termination Fee shall be the sole and exclusive remedy of Redfish, the Redfish Subsidiaries and their respective stockholders, affiliates, officers, directors, employees or representatives against Dorado or any of its representatives, including any investment banker, financial advisor, Financing Source, attorney, accountant or other advisor, agent, representative or affiliate for, and in no such event will Redfish seek to recover any other money damages or seek any other remedy based on a claim in law or equity with respect to, (w) any loss suffered as a result of the failure of the Merger to be consummated, (x) the termination of this Agreement, (y) any liabilities or obligations arising under this

Agreement, or (z) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, in each case, with respect to a termination of this Agreement pursuant to Section 8.3(c)(i) or 8.3(c)(ii). Upon payment to Redfish of the Financing Termination Fee, none of Dorado or any of its representatives, including any investment banker, financial advisor, Financing Source, attorney, accountant or other advisor, agent or representative or any of its affiliates shall have any further liability or obligation to Redfish relating to or arising out of this Agreement or the transactions contemplated hereby (except that Dorado shall also be obligated with respect to the provisions of Section 6.2(c) and Section 6.18(b)).
(d) (i) If (x) either Dorado or Redfish terminates this Agreement pursuant to Section 8.1(b)(iv), (y) at the time of the Dorado Stockholders Meeting there has been publicly announced or disclosed a bona fide Acquisition Proposal for Dorado (but any reference in the definition of Acquisition Proposal to 15% will be deemed to be a reference to 50% for the purpose of all uses of such term in this clause (d)) that has not been withdrawn prior to the fifth business day preceding the Dorado Stockholders Meeting and (z) within 12 months after the date of the Dorado Stockholders Meeting, a transaction constituting an Acquisition Proposal for Dorado is consummated or Dorado enters into an agreement with respect to a transaction constituting an Acquisition Proposal for Dorado that is consummated, then Dorado shall pay Redfish a fee of $120 million in cash by wire transfer of immediately available funds not later than two business days following the consummation of such transaction.
     (ii) If (w) Redfish terminates this Agreement pursuant to Section 8.1(d)(i) or has the right, at the time, to terminate this Agreement pursuant to Section 8.1(b)(i) (irrespective of whether Dorado is the terminating party pursuant to Section 8.1(b)(i)), (x) at the time of that termination there has been publicly announced or disclosed a bona fide Acquisition Proposal for Dorado that has not been withdrawn prior to such termination (or, in the case of such termination pursuant to Section 8.1(b)(i), prior to the fifth business day preceding that termination), (y) within 12 months after the date of that termination, a transaction constituting an Acquisition Proposal for Dorado is consummated by Dorado or Dorado enters into an agreement with respect to a transaction constituting an Acquisition Proposal for Dorado that is consummated, and (z) Redfish does not receive a Financing Termination Fee from Dorado, then Dorado shall pay Redfish a fee of $120 million in cash by wire transfer of immediately available funds not later than two business days following the consummation of that transaction.
          (e) In the event that more than one termination fee is payable to a party under this Section 8.3, then the amount of any subsequent termination fee shall be reduced by the amount of all termination fees previously paid to such party under this Section 8.3.
          (f) Each party hereto is responsible for all costs and expenses incurred by it in connection with this Agreement and the Merger, whether or not the Merger is consummated,

except that each of Dorado and Redfish shall pay half of the filing fees for the Notification and Report Form pursuant to the HSR Act and except that on a termination of this Agreement pursuant to (x) Section 8.1(c) or 8.1(d)(ii) or (y) Section 8.1(b)(i) or 8.1(b)(iii), if in the case of this clause (y) the event of Section 8.3(b)(i) has also occurred, and in the case of clauses (x) and (y) of this Section 8.3(f) a fee would not otherwise be payable under this Article VIII, Redfish shall reimburse Dorado for the Expenses (as hereafter defined) in cash by wire transfer of immediately available funds not later than two business days after delivery by Dorado to Redfish of an itemization prepared in good faith setting forth in reasonable detail all Expenses, which itemization must be delivered within 10 business days following termination (and may be supplemented and updated from time to time until the 60th day after termination, upon which event Redfish shall make an additional reimbursement to Dorado). As used herein, “Expenses” means all reasonable out-of-pocket documented fees and expenses (including all fees and expenses of counsel, accountants, consultants, financial advisors and investment bankers of Dorado and its affiliates), up to $10 million in the aggregate, incurred by Dorado and its affiliates or on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the Financing and all other matters related to the Merger. Any amount payable under this Section 8.3(f) shall be credited against any other amount payable under this Section 8.3 based, in whole or in part, on the same state of facts.
          Section 8.4 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time whether before or after Redfish Stockholder Approval is obtained; provided, however, that after Redfish Stockholder Approval is obtained, no amendment may be made that by law, requires further approval by stockholders unless such further approval is first obtained. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.
          Section 8.5 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.
ARTICLE IX
GENERAL PROVISIONS
          Section 9.1 Survival. The agreements in Articles I and VIII and Sections 6.4 and 6.8 of this Agreement shall survive the Effective Time indefinitely. The agreements made by the parties in this Article IX and in Sections 6.2(c), 6.18(b), 8.2 and 8.3 of this Agreement shall survive termination indefinitely. The remainder of the representations, warranties, covenants and agreements in this Agreement or in any schedule, exhibit, instrument or other document delivered pursuant to this Agreement shall terminate at the Effective Time or upon termination of this Agreement pursuant to Section 8.1.
          Section 9.2 Scope of Representations and Warranties.

          (a) Except as and to the extent expressly set forth in this Agreement, Redfish is not making, and disclaims, any, representations or warranties whatsoever, whether express or implied. Redfish disclaims all liability or responsibility for any other statement or information made or communicated (orally or in writing) to Dorado, its affiliates or any stockholder, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor Dorado or its affiliates (including, but not limited to, any opinion, information or advice which may have been provided to any such person by any representative of Redfish or any other person or contained in the files or records of Redfish), wherever and however made, including any documents, projections, forecasts, estimates or other material made available to Dorado or any affiliate, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor of Dorado in any offering memorandum, “data room” or management presentation.
          (b) Except as and to the extent expressly set forth in this Agreement, Dorado is not making, and disclaims, any representations or warranties whatsoever, whether express or implied. Dorado disclaims all liability and responsibility for any other statement or information made or communicated (orally or in writing) to Redfish, its affiliates or any stockholder, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor of Redfish or its affiliates (including, but not limited to, any opinion, information or advice which may have been provided to any such person by any representative of Dorado or any other person), wherever and however made, including any documents, projections, forecasts, estimates or other material made available to Redfish, any Redfish Subsidiary or any affiliate, officer, director, employee, representative, consultant, attorney, agent, lender or other advisor of Redfish or any Redfish Subsidiary in any offering memorandum, “data room” or management presentation.
          (c) Any representation “to the knowledge” of a party or phrases of similar wording shall be limited to matters within the actual conscious awareness of the executive officers of such party and any manager or managers of such party who have primary responsibility for the substantive area or operations in question and who report directly to such executive officers.
          Section 9.3 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.3):
if to Dorado:
Denbury Resources Inc.
5100 Tennyson, Suite 1200
Plano, TX 75024
Attention: Phil Rykhoek, Chief Executive Officer
Telephone: (972) 673-2050
Fax: (972) 673-2051
E-mail: phil.rykhoek@denbury.com

with a copy, which shall not constitute notice, to:
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, TX 77002
Attention: Donald W. Brodsky
Telephone: (713) 646-1335
Fax: (713) 751-1717
E-mail: dbrodsky@bakerlaw.com
if to Redfish:
Encore Acquisition Company
777 Main Street, Suite 1400
Forth Worth, TX 76102
Attention: Jon S. Brumley, President and Chief Executive Officer
Telephone: (817) 339-0902
Fax: (817) 339-0859
E-mail: jsbrumley@encoreacq.com
with a copy, which shall not constitute notice, to:
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995
Attention:    Sean T. Wheeler
                    Stephen A. Massad
Telephone: (713) 229-1234
Fax: (713) 229-1522
E-mail:      sean.wheeler@bakerbotts.com
                  stephen.massad@bakerbotts.com
Section 9.4 Certain Definitions. For purposes of this Agreement:
(a) “affiliate” of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person.
(b) a person shall be the “beneficial owner” of shares of Redfish Common Stock (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, whether or not of record, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Redfish Common Stock.
          (c) “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any weekday other than Saturday or Sunday on which banking institutions in New York, New York are required to be open.
          (d) “Change of Law” shall mean the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any law, rule, regulation, ordinance, order, protocol, practice or measure or any other Requirement of Law of or by any foreign, federal, state, county or local government, governmental agency, court, commission or department or any other entity which occurs subsequent to the date hereof.
          (e) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.
          (f) “Governmental Authority” means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multinational organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.
          (g) “National Securities Exchange” means the primary registered national securities exchange (as described in Section 6 of the Exchange Act) on which the shares of Dorado Common Stock are traded.
          (h) “Dorado Material Adverse Effect” means any change or event that is materially adverse to the business, results of operations or financial condition of Dorado and the Dorado Subsidiaries taken as a whole, except for any of the following or any such change, event or effect resulting or arising therefrom: (i) general economic, financial market, regulatory or political conditions, any outbreak of hostilities or war, acts of terrorism, natural disasters or other force majeure events, in each case in the United States or elsewhere, (ii) changes in or events or conditions generally affecting the oil and natural gas industry or exploration and production companies, (iii) changes in oil and natural gas prices, including changes in price differentials, (iv) changes in other commodity prices, (v) any Change of Law or changes to GAAP or interpretations thereof, (vi) the negotiation, execution, announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (vii) any failure by Dorado to meet any published estimates or expectations of Dorado’s revenues, earnings, cash flows, drilling results or production for any period, or any failure by

Dorado to meet its internal budgets, plans, forecasts or estimates of its revenues, earnings, cash flows, drilling results or production for any period, (viii) changes in the estimates of oil or natural gas reserves of Dorado or any Dorado Subsidiary, (ix) the accounting for Dorado’s hedging activities, and any mark-to-market gains or losses with respect to such hedges, (x) fluctuations in currency exchange rates, (xi) the downgrade in rating of any debt or debt securities of Dorado or any of its affiliates, (xii) the filing, defense or settlement of any legal proceedings made or brought by any of the current or former stockholders of Dorado (on their own behalf or on behalf of Dorado) arising out of or related to this Agreement or the Merger, (xiii) the failure to take action as a result of any restrictions or prohibitions set forth in Section 5.2 of this Agreement with respect to which Redfish has refused, following Dorado’s written request, to provide a waiver in a timely manner or at all, or (xiv) changes in the price or trading volume of Dorado’s Common Stock, except that clauses (i) or (ii) shall not prevent a determination that there has been a Dorado Material Adverse Effect if the change or event referred to therein affects Dorado and the Dorado Subsidiaries taken as a whole disproportionately relative to other industry participants (provided that such change or event may be considered only to the extent of such disproportionate impact), and except that none of clause (vii), clause (xi) or clause (xiv) shall prevent a determination that any underlying causes of such changes resulted in a Dorado Material Adverse Effect. All references to Dorado Material Adverse Effect contained in this Agreement shall be deemed to refer solely to the business or financial condition of Dorado and the Dorado Subsidiaries, taken as a whole, without including its ownership of Redfish and the Redfish Subsidiaries after giving effect to the Transactions.
          (i) “Permitted Encumbrances” means:
               (i) to the extent waived prior to Closing, preferential purchase rights and rights of first refusal;
               (ii) inchoate mechanics’ and materialmens’ liens for amounts not yet delinquent and liens for Taxes or assessments that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;
               (iii) liens arising under operating agreements or sales, processing, gathering, storage and transportation contracts securing amounts not yet delinquent, or if delinquent, that are being contested in good faith in the ordinary course of business and for which adequate reserves have been established by the party responsible for payment thereof;
               (iv) easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations, to the extent (a) shown of record in the jurisdiction where located and (b) each is valid and enforceable in accordance with the terms thereof;
               (v) such title defects as Dorado may have expressly waived in writing as set forth on Schedule 9.4(i) attached hereto;
               (vi) rights reserved to or vested in any governmental, statutory, municipal or public authority to control or regulate any of Redfish’s or any Redfish Subsidiary’s properties or assets in any manner and all applicable laws, rules and orders of any Governmental Authority; and
               (vii) all other liens, charges, encumbrances, defects and irregularities that are not such as to materially interfere with the operation, value or use of the property or asset affected.
          (j) “person” means an individual, corporation, limited liability company, partnership, limited partnership, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or Governmental Authority, political subdivision, agency or instrumentality of a government.
          (k) “Redfish Material Adverse Effect” means any change or event that is materially adverse to the business, results of operations or financial condition of Redfish and the Redfish Subsidiaries taken as a whole, except for any of the following or any such change, event or effect resulting or arising therefrom: (i) general economic, financial market, regulatory or political conditions, any outbreak of hostilities or war, acts of terrorism, natural disasters or other force majeure events, in each case in the United States or elsewhere, (ii) changes in or events or conditions generally affecting the oil and natural gas industry or exploration and production companies, (iii) changes in oil and natural gas prices, including changes in price differentials, (iv) changes in other commodity prices, (v) any Change of Law or changes to GAAP or interpretations thereof, (vi) the negotiation, execution, announcement or pendency of this Agreement, any actions taken in compliance with this Agreement or the consummation of the Merger, (vii) any failure by Redfish to meet any published estimates or expectations of Redfish’s revenues, earnings, cash flows, drilling results or production for any period, or any failure by Redfish to meet its internal budgets, plans, forecasts or estimates of its revenues, earnings, cash flows, drilling results or production for any period, (viii) changes in the estimates of oil or natural gas reserves of Redfish or any Redfish Subsidiary, (ix) the accounting for Redfish’s hedging activities, and any mark-to-market gains or losses with respect to such hedges, (x) fluctuations in currency exchange rates, (xi) the downgrade in rating of any debt or debt securities of Redfish or any of its affiliates, (xii) the filing, defense or settlement of any legal proceedings made or brought by any of the current or former stockholders of Redfish (on their own behalf or on behalf of Redfish) arising out of or related to this Agreement or the Merger, (xiii) the failure to take action as a result of any restrictions or prohibitions set forth in Section 5.1 of this Agreement with respect to which Dorado has refused, following Redfish’s written request, to provide a waiver in a timely manner or at all, or (xiv) changes in the price or trading volume of Redfish’s Common Stock, except that clauses (i) or (ii) shall not prevent a determination that there has been a Redfish Material Adverse Effect if the change or event referred to therein affects Redfish and the Redfish Subsidiaries taken as a whole disproportionately relative to other industry participants (provided that such change or event may be considered only to the extent of such disproportionate impact), and except that none of clause (vii), clause (xi) or clause (xiv) shall prevent a determination that any underlying causes of such changes resulted in a Redfish Material Adverse Effect.
          (l) “Requirement of Law” shall mean any foreign, federal, state, county or local laws, statutes, regulations, rules, codes or ordinances enacted, adopted, issued or promulgated by any Governmental Authority.

          (m) “subsidiary” or “subsidiaries” of any person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries; provided, however, that the MLP General Partner and its subsidiaries, and the MLP and its subsidiaries, shall be deemed Redfish Subsidiaries solely for purposes of (i) the representations and warranties of Redfish contained in Article III and the agreements contained in Article V and Sections 6.2(a) and 6.3, and (ii) the definition of “Redfish Material Adverse Effect” and not for any other purposes under this Agreement; provided, further, however, that Genesis Energy, LLC, a Delaware limited liability company, Genesis Energy, L.P., a Delaware limited partnership, or any subsidiary thereof, shall not be deemed to be a subsidiary of Dorado. For the purpose of clarification, except as provided in this Section 9.4(m), no covenant in this Agreement that would require any action or inaction on the part of any Redfish Subsidiary or affiliate of Redfish shall be construed to require the MLP General Partner (including in its capacity as general partner of the MLP), the MLP or any subsidiary of the MLP General Partner or the MLP to take or refrain from taking any such action.
          Section 9.5 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
          Section 9.6 Entire Agreement; Assignment. This Agreement, including Annex A, and the Schedules and Exhibits hereto, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except that the Confidentiality Agreements shall remain in full force and effect. Neither this Agreement nor any of any party’s rights or obligations hereunder shall be assigned by operation of law or otherwise.
          Section 9.7 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Sections 2.1 (from and after the Effective Time), 6.4 and 6.9 (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons) and except for (i) the rights of holders of Redfish Common Stock to enforce their rights to receive the Merger Consideration in accordance with Article II upon consummation of the Merger in the event the Merger is consummated and (ii) the rights of the Financing Sources to enforce their rights under Section 8.3(c)(iii) and Section 9.9.
          Section 9.8 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Each party further agrees that no other party hereto or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that it shall not object to the granting of an order of specific performance, an injunction or other equitable relief on the basis that there exists an adequate remedy at law.
          Section 9.9 Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined by the Delaware Court of Chancery or a federal district court located in Delaware. Each of Redfish and Dorado hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery or a federal district court located in Delaware for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such court), waives any objection to the laying of venue of any such litigation in the Delaware Court of Chancery or a federal district court located in Delaware, agrees not to plead or claim that such litigation brought therein has been brought in any inconvenient forum and consent to service of process in such action being given in accordance with the notice provisions hereof. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).
          Section 9.10 Waiver of Jury Trial. EACH OF DORADO AND REDFISH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.
          Section 9.11 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
          Section 9.12 Interpretation.

          (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section. The inclusion of any information in Redfish’s Schedules or Dorado’s Schedules to this Agreement (shall not be deemed an admission or acknowledgment, solely by virtue of the inclusion of such information therein, that such information is required to be included therein or material to Redfish or any Redfish Subsidiary or to Dorado or any Dorado Subsidiary, as applicable. The disclosure of information in Redfish’s Schedules or Dorado’s Schedules to this Agreement as an exception to, or for purposes of, a representation, warranty or covenant in this Agreement shall be deemed adequately disclosed as an exception to, or for purposes of, all other representations, warranties and covenants herein with respect to which the relevance of that disclosure is readily apparent. The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in Redfish’s Schedules or Dorado’s Schedules to this Agreement is not intended to be, and shall not be deemed to be, an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
          (b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
          Section 9.13 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, Dorado and Redfish have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DENBURY RESOURCES INC.
By:	/s/ Phil Rykhoek
Phil Rykhoek
Chief Executive Officer

ENCORE ACQUISITION COMPANY
By:	/s/ Jon S. Brumley
Jon S. Brumley
President and Chief Executive Officer

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